QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 15, 2007

Registration No. 333-141915

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BLADELOGIC, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	04-3569976 (I.R.S. Employer Identification Number)
10 Maguire Road, Building 3 Lexington, Massachusetts 02421 (781) 257-3500 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Dev Ittycheria
President and Chief Executive Officer
BladeLogic, Inc.
10 Maguire Road, Building 3
Lexington, Massachusetts 02421
(781) 257-3500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jeffrey C. Hadden, Esq. Michael S. Turner, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 (617) 570-1000	Michael J. Cayer, Esq. General Counsel BladeLogic, Inc. 10 Maguire Road, Building 3 Lexington, Massachusetts 02421 (781) 257-3500	Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued                             , 2007

                       Shares

COMMON STOCK

BladeLogic, Inc. is offering                  shares of its common stock. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $          and $          per share.

We have applied to have our common stock listed on the Nasdaq Global Market under the symbol "BLOG."

Investing in the common stock involves risks. See "Risk Factors" beginning on page 8.

PRICE $     A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to BladeLogic, Inc.
Per share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional           shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                           , 2007.

MORGAN STANLEY	MERRILL LYNCH & CO.

CITIGROUP	WACHOVIA SECURITIES	COWEN AND COMPANY

                           , 2007

The Next Generation of Data Center Automation

bladelogic
Application Release Management
Virtualization Management
Compliance Assurance
Configuration Management
Control
Change
Compliance
Application
Middleware
Infrastructure
OS

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

        Until            , 2007 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        Unless otherwise indicated, all information set forth in this prospectus that relates to the number of servers or server shipments, the investment by organizations in data center assets and related data has been provided by the International Data Corporation.

        We own, have rights to, or have applied for the trademarks and trade names that we use in conjunction with our business, including BladeLogic and our logo. All other trademarks and trade names appearing in this prospectus are the property of their respective holders.

        Effective January 1, 2006, we changed our fiscal year end from December 31 to September 30. Accordingly, a reference to "fiscal 2006" in this prospectus refers to the nine month period ended September 30, 2006 and a reference to "fiscal 2005" refers to the twelve month period ended December 31, 2005.

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" beginning on page 8, and the consolidated financial statements and notes to those consolidated financial statements, before making an investment decision. Unless the context otherwise requires, we use the terms "BladeLogic," the "Company," "we," "us" and "our" in this prospectus to refer to BladeLogic, Inc. and its subsidiaries.

BLADELOGIC, INC.

Overview

        We are a leading provider of data center automation software to enterprises, service providers, government agencies and other organizations in North America, Europe and Asia. Our products and services enable organizations of any size to address the full lifecycle of data center management using one integrated solution for provisioning, change, administration and compliance across complex, distributed server and application environments.

        Our solution provides IT departments the ability to effect rapid changes within the data center in a highly precise, secure and automated manner. Specifically, our products and services allow organizations to easily browse, provision, configure, patch, audit and remediate their servers and applications on an automated basis. Moreover, our solution allows organizations to enforce user-defined and industry-standard configuration policies with integrated auditing and remediation capabilities, resulting in enhanced compliance and security throughout the data center. Our sophisticated packaging technology, coupled with a comprehensive roll-back capability, drastically reduces the time, complexity and risk associated with rolling out applications from development to production.

        We believe the benefits of our solution include improved data center stability and service quality, decreased application downtime, increased productivity of IT staff, reduced data center operating costs, greater control over configuration changes and increased responsiveness of IT departments to changing business requirements.

        Our revenue in the six months ended March 31, 2007 was $27.1 million, compared to $12.2 million for the six months ended March 31, 2006, an increase of 122%. Our net loss in the six months ended March 31, 2007 was $0.2 million, compared to $4.1 million for the six months ended March 31, 2006. As of April 30, 2007, we had approximately 200 customers in our large and diverse installed base of customers, including ten of the Fortune Global 50 companies.

Our Industry

        The data center, home to mission critical computer systems, is the nerve center of the IT department. To meet the demands of today's competitive business environment, organizations have invested hundreds of billions of dollars globally in data center assets, such as servers and application software, and are expected to invest another $240 billion from 2006 through 2010 on physical servers alone. With this growth in computing assets, data centers have become increasingly complex and difficult to manage, driving the need for large investments in personnel and software management tools. In 2006 alone, it is estimated that organizations globally spent $114 billion on managing and administering these assets, the vast majority of which was spent on in-house tools and personnel.

        Recent technological trends, such as the adoption of web-based applications, the commoditization of computing hardware, the increased emphasis on compliance and security and the emergence of virtualization, have had a significant impact on the data center. These trends have resulted in:

  •
  Proliferation of servers and software applications.  In recent years, the number of physical server shipments has almost doubled, going from 4.2 million shipped in 2001 to 7.7 million shipped in 2006, and is forecasted to increase to 11.0 million by 2010. In addition, the adoption of web-based architectures has increased the rate at which new applications are created and made available to a broader base of users, and server virtualization technology, which creates multiple "virtual servers" on one physical server, has dramatically increased the total number of servers that need to be managed.

  •
  High rate of change within the data center.  Organizations require a highly responsive data center environment to keep pace with the needs of the organization, escalating security risks and the growing complexity of the data center. The rate at which changes are made to servers and applications has also been affected by the shift to web-based applications, which have shorter development cycles and deployment times, and emerging computer architectures, like utility or on-demand computing, which require the ability to implement changes in the data center on a nearly continuous basis.

  •
  Increased emphasis on compliance and security.  Organizations rely on their IT departments to stay at the forefront of operational, security and regulatory compliance in the data center. Operational compliance requires IT departments to be compliant with the evolving rules, best practices and policies of the enterprise. Security compliance requires IT departments to counter the growing number of security threats through the rapid and consistent provisioning of software patches. Regulatory compliance requires IT departments to establish, maintain, assess and report on the effectiveness of compliance with regulatory requirements.

  •
  Significant increase in the complexity and cost of managing a data center.  Maintaining the efficacy and integrity of the data center is a growing challenge given the ever-increasing complexity of the data center's underlying infrastructure, which may be comprised of thousands of physical and virtual servers, multiple operating systems and hundreds of diverse software applications. As a result, IT departments have increased their investment in the management and administration of the data center and become increasingly dependent on highly skilled and expensive personnel.

Our Solution

        We have designed our products and services to provide a comprehensive solution to meet the challenges of managing the data center. The principal ways in which our solution addresses these challenges include:

Dramatically reducing the risk of change

        Our solution enables IT departments to be more responsive to the needs of the organization by providing them with the ability to effect rapid changes in a highly precise, secure and automated manner. Our solution is designed not only to install and deploy software, but also to manage fine-grained changes to configuration items to ensure all parts of an application and its underlying infrastructure are configured accurately and consistently. Our extensive library of configuration items allows data center staff to precisely provision new servers and applications and to accurately identify and remediate misconfigurations that may adversely affect existing servers and applications. In addition, our solution's ability to automatically roll-back harmful changes enables data center staff to confidently increase the frequency of change in the data center.

Consistently enforcing operational, security and regulatory policies

        Our solution is designed to help IT departments achieve continuous compliance with operational, security and regulatory policies. We provide data center staff with the means to define sophisticated and highly granular configuration policies, or "desired state" conditions. Using our solution, data center staff can scan and audit the data center environment at regular intervals to measure compliance against these configuration policies, generate reports on the state of compliance, and, if required, remediate the specific policy violations to bring a server or application back into compliance.

Reducing the time and resources required to roll-out applications

        The roll-out of an application in the data center is a complex, time-consuming and costly process that requires the coordination of multiple IT groups within the organization. Our solution automates the application roll-out process by providing a sophisticated packaging technology that enables the deployment of an application and all its underlying configuration items via a package. Unlike other solutions that require the creation of a new package every time an application is moved from one environment to another, our solution allows a single package to be used across development, quality assurance and production environments. In addition, to mitigate the inherent risk and to reduce costs involved with the roll-out of an application, our solution can roll-back all changes or selectively roll-back a subset of the changes to quickly return the application to a stable configuration.

Significantly reducing the cost of data center management

        The growing complexity of the data center, the proliferation of servers and applications, the increasing frequency of change and the high priority on compliance and security have dramatically increased the costs of managing the data center. To counter these increasing costs, we offer a comprehensive, cross-platform solution that automates the critical tasks related to managing the lifecycle of servers and applications. Our solution is designed to minimize lost revenues, reputational harm and remediation costs associated with downtime, avoid costs associated with security breaches and non-compliance with regulatory requirements, and drastically increase the productivity of the data center staff.

Our Strategy

        Our objective is to enhance our position as a leading supplier of data center automation and management software. Key elements of our strategy include:

Extend our technology leadership, product depth and addressable markets

        We plan to enhance our existing solution and introduce new data center automation software products that address emerging trends and regulatory requirements, and target new market opportunities, such as utility computing. We have made and will continue to make significant investments in software research and development to introduce new versions of our products that incorporate innovative features, improved functionality and address unique business requirements across different geographies and industries.

Expand our direct sales team, distribution channels and geographic markets served

        We plan to continue investing in the expansion of our direct sales team and other distribution channels across all geographies. We intend to grow our direct sales force as well as our distribution relationships, including those with value-added resellers and system integrators. In addition, we plan to identify and select original equipment manufacturers to help extend our product distribution capabilities.

Broaden and develop strategic relationships

        We plan to broaden our existing relationships and develop new relationships with leading technology and distribution partners, including software application vendors and systems integrators. We believe that these types of strategic relationships will allow us to expand our addressable market, increase sales of our software through joint selling and marketing arrangements, and improve our insight into emerging industry trends. We believe that there are many potential partners, and we plan on developing several strategic relationships in the near term.

Enhance and expand our customer support and professional services

        We plan to continue to create and deliver innovative services offerings that provide faster deployment of our software, rapid resolution of problems and more value to our customers. As we increase our customer base and broaden our product platform and capabilities, we intend to expand the size and range of our customer support and professional service offerings. In the near term, we plan to enhance and expand our current training offering to ensure that our customers successfully deploy and administer our products in their own environment. We will opportunistically look to partner with highly qualified third party providers of professional services in order to complement our existing offerings.

Pursue strategic opportunities

        We may pursue acquisitions that we believe will provide products and/or technologies that are complementary to our current offerings. We continually seek to enhance and expand the functionality of our solution and in the future we may pursue acquisitions that will enable us to offer more comprehensive functionality to customers. We currently have no plans, proposals or arrangements with respect to any acquisition.

Risk Factors

        Our business is subject to numerous risks, which are highlighted in the section entitled "Risk Factors" immediately following this prospectus summary. Principal risks of our business include:

  •
  we have a history of losses, a limited operating history and may not achieve profitability in the future;

  •
  our operating results may fluctuate from period to period and within each period, which makes our operating results difficult to predict and could cause our revenues, expenses and profitability to differ from expectations during certain periods;

  •
  our industry is intensely competitive, and most of our competitors have greater financial, technical and sales and marketing resources and larger installed customer bases than we do, which could enable them to compete more effectively than we do;

  •
  if we are unable to develop and introduce new products or enhancements to existing products and respond to technological changes, if our new products or enhancements do not achieve market acceptance or if we fail to manage product transitions, our results of operations and competitive position will suffer; and

  •
  our inability to identify, attract, train, integrate and retain highly qualified employees, in particular sales personnel and software development engineers, or the loss of a member of our senior management team, including our founders, may impair our ability to grow our business.

Our Corporate Information

        We were incorporated in the state of Delaware on July 31, 2001. Our corporate headquarters are located at 10 Maguire Road, Building 3, Lexington, Massachusetts 02421, and our telephone number is (781) 257-3500. Our website address is www.bladelogic.com. The information on, or that can be accessed through, our website is not part of this prospectus.

THE OFFERING

Common stock offered	shares
Common stock to be outstanding after this offering	shares
Use of proceeds
We expect to receive net proceeds from this offering of approximately $ million. We intend to use $5.88 million of the proceeds to redeem and cancel all of the shares of our Series A redeemable preferred stock to be outstanding immediately upon the closing of this offering and the remaining proceeds for general corporate purposes, including the funding of strategic acquisitions or investments, the expansion of our sales and marketing activities and the funding of our research and development efforts. See the section entitled "Use of Proceeds."
Proposed Nasdaq Global Market symbol	"BLOG"

        The number of shares of our common stock to be outstanding after this offering is based on 43,930,104 shares of our common stock outstanding as of April 30, 2007, and excludes:

  •
  8,489,240 shares of our common stock subject to options granted as of April 30, 2007 and having a weighted average exercise price of $1.41 per share;

  •
  231,444 shares of our common stock issuable upon the exercise of warrants outstanding at April 30, 2007, at a weighted average exercise price per share of $0.54; and

  •
  950,088 additional shares of our common stock reserved as of April 30, 2007 for future issuance under our stock-based compensation plans.

        Unless we specifically state otherwise, the share information in this prospectus is as of April 30, 2007 and reflects or assumes:

  •
  a      -for-      stock split of our common stock to be effected immediately prior to the effectiveness of this offering;

  •
  the conversion of the outstanding shares of our Series B, Series C and Series D convertible preferred stock into 19,114,222 shares of our common stock upon the closing of this offering;

  •
  the immediate redemption of 12,000,000 outstanding shares of Series A redeemable preferred stock upon the closing of this offering;

  •
  the filing of our Eighth Amended and Restated Certificate of Incorporation and the adoption of our Amended and Restated By-laws immediately prior to the effectiveness of this offering;

  •
  the filing of our Ninth Amended and Restated Certificate of Incorporation upon the closing of this offering; and

  •
  the underwriters' over-allotment option to purchase up to an additional                shares of our common stock is not exercised.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following summary consolidated financial data should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data" and our consolidated financial statements and the accompanying notes to those consolidated financial statements included in this prospectus. Effective January 1, 2006, we changed our fiscal year end from December 31 to September 30. The results from the nine months ended September 30, 2006 are not indicative of results that would have been achieved for the twelve months ended September 30, 2006.

	Fiscal Periods
	Twelve Months Ended December 31,		Nine Months Ended September 30,	Six Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except per share data)
Consolidated statements of operations data:
Net revenue:
License revenue	$8,498	$11,324	$16,697	$7,773		$19,359
Services revenue	3,494	7,000	7,871	4,445		7,709

Total net revenue	11,992	18,324	24,568	12,218		27,068
Cost of revenue:
Cost of license revenue	166	347	509	234		585
Cost of services revenue	1,673	3,321	3,403	1,922		3,255

Total cost of revenue	1,839	3,668	3,912	2,156		3,840

Gross profit	10,153	14,656	20,656	10,062		23,228

Operating expense:
Sales and marketing	8,044	13,318	17,258	9,238		15,499
Research and development	4,353	7,220	8,750	3,880		5,731
General and administrative	1,846	1,950	2,150	1,121		2,324

Total operating expenses	14,243	22,488	28,158	14,239		23,554

Loss from operations	(4,090)	(7,832)	(7,502)	(4,177)		(326)

Other income (expense):
Interest income	105	259	284	163		129
Interest expense	(23)	(43)	—	(13)		—
Other income (expense)	27	(146)	96	(3)		148

Total other income, net	109	70	380	147		277

Loss before provision for income taxes	(3,981)	(7,762)	(7,122)	(4,030)		(49)

Provision for income taxes	35	115	124	75		146

Net loss	(4,016)	(7,877)	(7,246)	(4,105)		(195)

Accretion of preferred stock	387	438	355	234		216

Net loss applicable to common stockholders	$(4,403)	$(8,315)	$(7,601)	$(4,339)		$(411)

Basic and diluted net loss per common share(1)	$(0.21)	$(0.38)	$(0.33)	$(0.19)		$(0.02)

Weighted average shares used in calculation of basic and diluted net loss per common share	21,165	21,972	23,122	22,575		23,815
PRO FORMA(2) (unaudited)
Net loss			$(7,246)			$(195)

Pro forma basic and diluted net loss per share			$		$

Pro forma weighted average shares used in calculation of basic and diluted net loss per common share

(footnotes on following page)

	As of March 31, 2007 (unaudited)
	Actual	Pro Forma(3)	Pro Forma As Adjusted(4)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$9,754	$9,754	$
Total assets	25,873	25,873
Shares subject to mandatory redemption	—	5,880
Total liabilities	22,857	28,737
Total Series A redeemable preferred stock	5,332	—
Total Series B, Series C and Series D convertible preferred stock	22,777	—
Total stockholders' (deficit) equity	(25,093)	(2,864)

(1)
Basic and diluted net loss applicable to common stockholders per share is computed by dividing net loss applicable to common stockholders by the weighted-average number of common shares outstanding for the fiscal period. See note 2 to our consolidated financial statements included in this prospectus.

(2)
The pro forma calculation eliminates accretion of the discount on Series A redeemable preferred stock, and assumes conversion of all outstanding shares of our Series B, Series C and Series D convertible preferred stock into shares of our common stock on the dates the preferred stock was issued and the issuance of a sufficient number of shares of common stock in this offering to fund the redemption of the Series A redeemable preferred stock.

(3)
The pro forma balance sheet data reflects the (a) full accretion of the Series A redeemable preferred stock to redemption value, (b) reclassification of our Series A redeemable preferred stock to a liability due to its mandatory redemption immediately upon the closing of this offering and (c) conversion of all outstanding shares of our Series B, Series C and Series D convertible preferred stock into shares of our common stock immediately upon the closing of this offering.

(4)
The pro forma as adjusted balance sheet data reflects the (a) full accretion of Series A redeemable preferred stock to redemption value, (b) reclassification of our Series A redeemable preferred stock to a liability due to its mandatory redemption immediately upon the closing of this offering and the redemption of that liability, (c) the conversion of all outstanding shares of our Series B, Series C and Series D convertible preferred stock into shares of our common stock immediately upon the closing of this offering and (d) our receipt of estimated net proceeds of $       million from our sale of                   shares of common stock that we are offering at an assumed public offering price of $      per share, after deducting estimated underwriting discounts and commissions, mandatory redemption and estimated offering expenses payable by us.

RISK FACTORS

        Any investment in our common stock involves a high degree of risk. You should consider carefully the specific risk factors described below in addition to the other information contained in this prospectus before making a decision to invest in our common stock. If any of these risks actually occur, our business, operating results, financial condition and prospects could be harmed. This could cause the trading price of our common stock to decline and a loss of all or part of your investment.

Risks Related to Our Business

We have a history of losses, a limited operating history and may not achieve profitability in the future.

        We have not been profitable in any fiscal period since we were formed. We generated net losses of $4.0 million in fiscal 2004 (twelve months), $7.9 million in fiscal 2005 (twelve months) and $7.2 million in fiscal 2006 (nine months). As of March 31, 2007, we had an accumulated deficit of approximately $31.3 million. We commenced operations in July 2001 and, therefore, we have a limited operating history on which you can base your evaluation of our business, including our ability to increase our revenue. We will need to generate and sustain increased revenue levels in future periods in order to become profitable. We may never achieve profitability, and, even if we do, we may not be able to maintain or increase our level of profitability. We intend to continue to expend significant funds to expand our direct sales force and develop and enhance our software and service solutions and for general corporate purposes, including marketing, services and sales operations, hiring additional personnel, upgrading our infrastructure and expanding into new geographical markets. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. If we are unable to become profitable, the market price of our common stock may fall.

Our operating results may fluctuate from period to period and within each period, which makes our operating results difficult to predict and could cause our revenues, expenses and profitability to differ from expectations during certain periods, which would likely cause the market price of our common stock to decline.

        Our operating results may fluctuate from period to period or within certain periods as a result of a number of factors, many of which are outside of our control. Given these fluctuations and our limited operating history, you should not rely on our past results as an indication of future performance. Each of the risks described in this section, as well as other factors, may affect our operating results. For example, factors that could affect our revenues and operating results include, but may not be limited to, the following:

  •
  fluctuations in the demand for our products and maintenance renewals;

  •
  the timing and size of customer orders, including the concentration of orders at the end of each quarter, and the increasing average sale price per transaction;

  •
  the possibility that our customers may cancel, defer or limit purchases as a result of reduced information technology budgets;

  •
  the possibility that our customers may defer purchases of our software in anticipation of new software or updates from us or our competitors;

  •
  the timing of recognizing revenue as a result of revenue recognition rules;

  •
  our ability to develop, introduce and deploy new products and product enhancements that meet customer requirements in a timely manner;

  •
  our ability to access capital and control expenses;

  •
  changes in our pricing and distribution terms or those of our competitors;

  •
  the timing of new product releases or upgrades by us or our competitors;

  •
  seasonality associated with demand for our products and services; and

  •
  changes in general economic conditions in our domestic and international markets.

        We believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. In addition, these factors could negatively impact our results of operations and cause us to fail to meet the financial performance expectations of securities industry research analysts or investors in future periods, which would likely cause the market price of our common stock to decline.

Our industry is intensely competitive, and most of our competitors have greater financial, technical and sales and marketing resources and larger installed customer bases than we do, which could enable them to compete more effectively than we do.

        The data center automation software market is intensely competitive, highly fragmented and characterized by rapidly changing technology, frequent product introductions, changes in customer demands and evolving industry standards. Competitors vary in size and in the scope and breadth of the products and services offered. Many of our primary competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources than we do, as well as larger installed customer bases, greater name recognition and broader product offerings, including, in some cases, hardware. These competitors can devote greater resources to the development, promotion, sale and support of their products than we can and have the ability to bundle their hardware and software products in a combined offering. As a result, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements.

        It is a costly and time-consuming process to change data center automation software. Some prospective customers have installed earlier generations of data center automation software, which gives an incumbent competitor an advantage in retaining a customer because it already understands the network infrastructure, user demands and information technology needs of the customer, and also because some customers are reluctant to change providers. In addition, because we offer organizations the ability to automate their operations, we also compete against an organization's internal operations department, which may prefer to use their internally-developed tools to manage their own operations. This may particularly be the case with larger organizations, which represent one of our key target markets.

        Our current and potential competitors may establish cooperative relationships among themselves or with third parties. If so, new competitors or alliances that include our competitors may emerge and could acquire significant market share. In addition, we believe that there will be continued consolidation within the markets in which we compete. Our competitors may consolidate with one another, or acquire other technology providers, enabling them to compete with us more effectively. This consolidation could affect prices and other competitive factors in ways that would impede our ability to compete successfully and harm our business. Increased competition could harm our business by causing, among other things, price reductions of our products, reduced profitability and loss of market share.

If we are unable to develop and introduce new products or enhancements to existing products and respond to technological changes, if our new products or enhancements do not achieve market acceptance or if we fail to manage product transitions, our results of operations and competitive position will suffer.

        Our ability to compete in this highly competitive market depends in large part upon our ability to continuously anticipate and identify changing customer needs and to introduce and market new products, technologies, features and functionalities that meet those needs in a timely manner. As a result, we spend substantial amounts of time and money to research, develop and market new products and enhanced versions of our products to incorporate additional features, improve functionality or provide other enhancements, such as an ever-expanding configuration item database.

        The pressure on us to innovate is particularly great given that our product offerings are not as broad as certain of our competitors. Almost all of our revenue is derived from our software for server and application management, including from professional services and technical support associated with such software. Therefore, it is critical to our success that we develop and introduce new products or enhancements that anticipate and meet changing customer needs in this market and successfully incorporate the latest technological advancements.

        When we develop a new product or an advanced version of an existing product, we typically expend significant money and effort upfront to market, promote and sell the new offering. Therefore, if our new products or enhancements do not achieve adequate acceptance in the market, our competitive position will be impaired, our revenue will be diminished and the effect on our operating results may be particularly acute because of the significant research, development, marketing, sales and other expenses we incurred in connection with the new product or enhancement.

        In addition, the introduction of new products or enhancements by us in future periods may also reduce demand for our existing products. As new or enhanced products are introduced, we must successfully manage the transition from older products in order to minimize disruption in customers' ordering patterns and avoid having to support excessive levels of older installed product.

Our inability to identify, attract, train, integrate and retain highly qualified employees, in particular sales personnel and software development engineers, or the loss of a member of our senior management team, including our founders, may impair our ability to grow our business.

        Our future success depends on our ability to identify, attract, train, integrate and retain highly qualified technical, sales and marketing, managerial and administrative personnel. As our customer base and revenue continue to grow, we will need to hire a significant number of qualified personnel both domestically and abroad. In particular, our ability to grow our revenue depends on talented and motivated sales personnel performing at a high level and our ability to enhance and maintain our technology depends on talented software development engineers with specialized skills. Competition for highly skilled sales and technical individuals is extremely intense and we continue to face difficulty identifying and hiring qualified personnel in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for hiring experienced employees have greater resources than we have. In addition, in making employment decisions, particularly in the high-technology industries, job candidates often consider the value of the equity they are to receive in connection with their employment. Therefore, significant volatility in the price of our stock after this offering may adversely affect our ability to attract or retain sales and technical personnel. Furthermore, changes to accounting principles generally accepted in the United States relating to the expensing of stock options may discourage us from granting the sizes or types of stock options that job candidates may require to accept our offer of employment. In addition, the level of performance of our sales personnel and their ability to quickly contribute to our business is dependent on our ability to successfully identify high quality candidates and train new employees. If we fail to identify, attract, train, integrate and retain highly qualified and motivated personnel, our reputation could suffer and our business, financial condition and results of operations could be adversely affected.

        Our future success also depends on the continued service and performance of our senior management team, including our founders. The replacement of members of our senior management team likely would involve significant time and costs, and the loss of any these individuals may delay or prevent the achievement of our business objectives.

Our failure to offer high quality maintenance and professional services and maintain strong customer relationships could have a material adverse effect on our sales and results of operations.

        Our software provides a comprehensive data center automation solution that enables organizations of any size to achieve continuous compliance across large-scale, distributed server and application environments. Further, once our software solutions are deployed, our customers depend on us to resolve issues relating to the use of our software solutions. A high level of service is critical for the successful marketing and sale of our software. If we or our partners do not effectively work with our customers in the installation or deployment of our solutions, or succeed in helping our customers quickly resolve post-deployment issues, it could adversely affect our ability to sell software products to existing customers and could harm our reputation with potential customers.

        Our ongoing service offerings also provide us with an opportunity to broaden the types of products we provide to a particular customer, introduce existing customers to our new products or product enhancements and expand the use of a particular product to a customer's other operating or geographic divisions. As a result, our failure to maintain high quality maintenance and professional services and maintain strong customer relationships could have a material adverse effect on our sales of software solutions and results of operations.

We have experienced a period of significant growth in recent years, and our inability to manage this growth could have a material adverse effect on our business, the quality of our products and services and our ability to retain key personnel.

        We have experienced a period of significant growth in recent years. Our revenues increased 34% for fiscal 2006 compared to fiscal 2005, and the number of our customers increased significantly during that period. Our growth has placed increased demands on our management and other resources and will continue to do so in the future. We may not be able to maintain or accelerate our current growth rate, manage our expanding operations effectively or achieve planned growth on a timely or profitable basis. Managing our growth effectively will involve, among other things:

  •
  continuing to retain, motivate and manage our existing employees and attract and integrate new employees, particularly qualified sales personnel;

  •
  continuing to provide a high level of service to an increasing number of customers;

  •
  maintaining the quality of product and services offerings while controlling our expenses;

  •
  growing and training our direct salesforce;

  •
  developing new sales channels that broaden the distribution of our software and services; and

  •
  developing, implementing and improving our operational, financial, accounting and other internal systems and controls on a timely basis.

        If we are unable to manage our growth effectively, there could be a material adverse effect on our ability to maintain or increase revenues and profitability, the quality of our data center automation software, the quality of our services offerings and our ability to retain key personnel. These factors could adversely affect our reputation in the market and our ability to generate future sales from new or existing customers.

Our software solutions are highly technical and may contain undetected errors, defects or security vulnerabilities which could cause harm to our reputation and adversely affect our business.

        Our software solutions are highly technical and complex and, when deployed, are critical to the operation of many data centers. Our solutions have contained and may contain undetected errors, defects or security vulnerabilities. Some errors in our solutions may only be discovered after being installed and used by customers. Any errors, defects or security vulnerabilities discovered in our software after commercial release could result in loss of revenue or delay in revenue recognition, loss of customers and increased service and warranty costs, any of which could adversely affect our business, operating results and financial condition. In addition, we could face claims for product liability, tort or breach of warranty, including claims relating to changes to our products made by our channel partners. Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention and may adversely affect the market's perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be adversely impacted.

Incorrect or improper use of our software solutions or the actual or perceived failure of our services to provide expected results may result in negative publicity, reduced profitability and loss of market share.

        Our software solutions are deployed in a wide variety of server and application environments. The proper use of our software requires training by the end user and, if our software products are not used correctly or as intended, inaccurate results may be produced. Our customers may incorrectly implement or use our products. Our solutions may also be intentionally misused or abused by customers or non-customer third parties who obtain access and use of our products. In addition, our customers utilize our products and services in part to reduce the likelihood of outages and minimize security vulnerabilities, so the occurrence of a high profile server outage or security breach at one of our customers could result in public and customer perception that our products and services are not effective, even if the occurrence is unrelated to the use of our products or services. The incorrect or improper use of our software solutions or the actual or perceived failure of our services to provide expected results may result in negative publicity, reduced profitability and loss of market share.

We encounter long sales and implementation cycles, particularly for our larger customers, which could have an adverse effect on the size, timing and predictability of our revenues.

        Potential or existing customers, particularly larger organizations, generally commit significant resources to an evaluation of available software and require us to expend substantial time, effort and money educating them as to the value of our software and services. Sales of our core software products to these larger customers often require an extensive education and marketing effort. We could expend significant funds and resources during a sales cycle and ultimately fail to close the sale. Our sales cycle for all of our products and services is subject to significant risks and delays over which we have little or no control, including:

  •
  a prospect's budgetary constraints;

  •
  the timing of a prospect's budget cycles and approval processes;

  •
  a prospect's willingness to replace their current software solutions;

  •
  our need to educate a prospect about the uses and benefits of our products and services; and

  •
  the timing of the prospect's previous license of earlier, similar software products.

        If we are unsuccessful in closing sales, it could have a material adverse effect on the size, timing and predictability of our revenues.

We may not be able to respond to rapid technological changes and evolving customer demands with new software and services offerings that provide functionality superior to that of our competitors, which could have a material adverse effect on our sales and profitability.

        We may fail to develop and market software and services that respond to technological changes or evolving industry standards, experience difficulties that could delay or prevent the successful development, introduction and marketing of these solutions and services or fail to develop solutions and services that adequately meet the requirements of the marketplace or achieve market acceptance. The introduction of software solutions embodying new technologies or the emergence of new industry standards could make our existing and future software solutions obsolete and unmarketable. In addition, the inclusion of, or the announcement of intent to include, functionality perceived to be similar to that offered by our products in products that are already generally accepted as necessary components of data servers may have an adverse effect on our ability to market and sell our products. Even if the functionality offered by other providers is more limited than our products, a significant number of customers may elect to accept such limited functionality in lieu of adding an additional information technology vendor. Many organizations have invested substantial personnel and financial resources to design and operate their data servers and have established deep relationships with other providers of other data server products, which may make them reluctant to add new components, particularly from new vendors with a limited operating history. In addition, an organization's existing vendors or new vendors with a broad product offering may be able to offer concessions that we are not able to match because we currently offer only a single line of products and have fewer resources than many of our competitors. If organizations are reluctant to add additional software products from new vendors or otherwise decide to work with their existing vendors, our business, operating results and financial condition will be adversely affected.

We may not receive significant revenues from our current research and development efforts for several years, if at all.

        Developing software is expensive, and the investment in product development may involve a long payback cycle. Our research and development expenses were $7.2 million, or 39% of total revenues, in fiscal 2005 (twelve months), and $8.8 million, or 36% of total revenues, in fiscal 2006 (nine months). For the six months ended March 31, 2007, our research and development expenses were $5.7 million, or 21% of total revenues. Our future plans include significant investments in software research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all.

We develop software solutions that interoperate with and support operating systems developed by others, and if the developers of those operating systems do not cooperate with us or we are unable to devote the necessary resources so that our solutions interoperate with and support those systems, our software development efforts may be delayed or foreclosed and our business and results of operations may be adversely affected.

        Our software operates primarily on the Windows, Linux and SUN Solaris operating systems and supports those operating systems and others including VMware ESX, AIX and HP-UX, pursuant to available application program interfaces. When new or updated versions of these operating systems are introduced, it is often necessary for us to develop updated versions of our software so that it properly interoperates with and supports these systems. We may not accomplish these development efforts quickly or cost-effectively. These development efforts require substantial capital investment, the devotion of substantial employee resources and the cooperation of the providers of the operating systems. For some operating systems, we must obtain some proprietary application program interfaces from the owner in order to develop software that interoperates with and supports the operating system. Operating system owners have no obligation to assist in these development efforts. If they do not provide us with assistance or the necessary application program interfaces on a timely basis, we may experience delays or be unable to expand our software applications into other areas.

We expect to rely increasingly on indirect sales channels, such as value-added resellers, systems integrators, original equipment manufacturers and corporate resellers, for the distribution of our software solutions, and the failure of these channels to effectively sell our software solutions could have a material adverse effect on the growth of our revenues.

        We expect to increasingly rely on our value-added resellers, systems integrators, original equipment manufacturers and corporate resellers, which we collectively refer to as resellers, for the marketing and distribution of our software solutions and services. Although direct sales are our most significant distribution channel, we expect resellers to account for an increasing portion of our sales growth. However, our agreements with resellers are generally not exclusive, are generally renewable annually and in many cases may be terminated by either party without cause. Many of our resellers carry software solutions that are competitive with ours. These resellers may give a higher priority to other software solutions, including those of our competitors, or may not continue to carry our software solutions at all. If a number of resellers were to discontinue or reduce the sales of our products, or were to promote our competitors' products in lieu of our applications, it would have a material adverse effect on our future revenues. Events or occurrences of this nature could seriously harm our sales and results of operations in the future. In addition, we expect that a significant portion of our sales growth will depend upon our ability to identify and attract new reseller partners. We believe that our competitors also use reseller arrangements. Our competitors may be more successful in attracting reseller partners and could enter into exclusive relationships with resellers that make it difficult to expand our reseller network. Any failure on our part to expand our network of resellers could impair our ability to grow revenues in the future.

Our international sales and operations expose us to additional business risks, and failure to manage these risks may adversely affect our overall operating results.

        We have significant sales offices outside the United States, particularly in Europe, and derive a substantial portion of our revenues from these offices. In fiscal 2006 and the six months ended March 31, 2007, we derived approximately 24% and 34%, respectively, of our revenues from sales outside North America. In addition, we conduct a significant portion of our research and development activities at our facility in Pune, India, where 38 of our total 94 research and development personnel were located as of April 30, 2007. We plan to expand our international sales and operations in the future.

        Our international operations are subject to risks related to the differing legal, political, social and regulatory requirements and economic conditions of many countries, including:

  •
  difficulties and costs of staffing and managing our international operations and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

  •
  foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade or investment, including currency exchange controls;

  •
  general economic conditions in the countries in which we operate, including seasonal reductions in business activity in the summer months in Europe and in other periods in other countries, could have an adverse effect on our earnings from operations in those countries;

  •
  reduced protection for intellectual property rights in some countries;

  •
  imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements may occur, including those pertaining to export duties and quotas, trade and employment restrictions;

  •
  longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;

  •
  fluctuations in currency exchange rates;

  •
  costs and delays associated with developing software in multiple languages; and

  •
  political and economic instability, war or acts of terrorism.

        Our overall success in international markets also depends upon our ability to increase adoption rates by foreign-based companies of our software products and services and to develop and implement policies and strategies that will be effective in each location where we do business. For example, as we continue to expand our operations internationally, our technical support organization will face the additional challenge of delivering support, training and documentation in languages other than English. Our failure to manage additional business risks associated with international sales and operations may have a material adverse effect on our business and results of operations.

We are subject to governmental export and import controls that could impair our ability to compete in international markets.

        Because we incorporate encryption technology into our products, our products are subject to United States export controls and may be exported outside the United States only with the required level of export license or pursuant to an export license exception. In addition, various countries regulate the importation of certain encryption technology and have enacted laws that could limit our ability to distribute our products or could limit our customers' ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations or change in the countries, persons or technologies targeted by these regulations could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations.

Protection of our intellectual property is limited, and any misuse of our intellectual property by others could materially adversely affect our sales and results of operations.

        Our success depends significantly upon proprietary technology in our software, documentation and other written materials. To protect our proprietary rights, we rely on a combination of:

  •
  patents;

  •
  copyright and trademark laws;

  •
  trade secrets;

  •
  confidentiality procedures; and

  •
  contractual provisions.

        These methods afford only limited protection. Despite this limited protection, any issued patent may not provide us with any competitive advantages or may be challenged by third parties, and the patents of others may seriously impede our ability to conduct our business. Further, our pending patent applications may not result in the issuance of patents, and any patents issued to us may not be timely or sufficiently broad to protect our proprietary rights. We may also develop proprietary products or technologies that cannot be protected under patent law.

        Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our software applications or to obtain and use information that we regard as proprietary. Policing unauthorized use of our software is difficult, and unauthorized use may be a problem in the future. In licensing our software applications, we sometimes rely on "click wrap" licenses which are downloaded over the Internet. We may have difficulty enforcing these licenses in some jurisdictions. In addition, the laws of some foreign countries do not protect our proprietary rights to the extent that the laws of the United States protect our proprietary rights. Our attempts to protect our proprietary rights may not be adequate. Our competitors may independently develop similar technology, duplicate our software or design around patents issued to us or other intellectual property rights of ours. Litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and management attention. In addition, from time to time we are participants or members of various industry standard-setting organizations or other industry technical organizations, which may, in some circumstances, require us to enter into royalty or licensing agreements with third parties regarding our intellectual property under terms established by those organizations which we may not find favorable. Additionally, the loss of key personnel involved with developing, managing or maintaining our intellectual property could have an adverse effect on our business.

Claims that we misuse the intellectual property of others could subject us to significant liability and disrupt our business.

        Third parties could claim that our products or technology infringe on their proprietary rights. We expect that infringement claims may occur as the number of products and competitors in our market increases. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a greater risk of being the subject of intellectual property infringement claims. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering our products. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any of these events could seriously harm our business, operating results and financial condition.

Our use of open source and third-party software could negatively affect our business and subject us to possible litigation.

        We incorporate open source software into our software solutions. We monitor our use of open source software to avoid subjecting our products to conditions we do not intend. Although we believe that we have complied with our obligations under the various applicable licenses for open source software that we use, there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, and therefore the potential impact of these terms on our business is somewhat unknown and may result in unanticipated obligations or restrictions regarding our products and technologies. In such event, we could be required to seek licenses from third parties in order to continue offering our solutions, to re-engineer our solutions or to discontinue the sale of our solutions in the event re-engineering cannot be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.

        We also incorporate certain third-party technologies, including software programs, into our products and may need to utilize additional third-party technologies in the future. However, licenses to relevant third-party technology may not continue to be available to us on commercially reasonable terms, or at all. Therefore, we could face delays in product releases until equivalent technology can be identified, licensed or developed, and integrated into our current products. These delays, if they occur, could materially adversely affect our business, operating results and financial condition.

We may be unable to obtain additional financing to grow our business, develop or enhance our software and services, or respond to competitive pressures.

        We may need to raise additional funds in the future in order to grow our business, including through the acquisitions of, or significant investments in, complementary companies, products or technologies, although no acquisitions or investments are currently pending or planned. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest, and the newly-issued securities may have rights senior to those of the holders of our common stock. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to fund additional interest expense. If additional financing is not available when required or is not available on acceptable terms, we may be unable to successfully develop or enhance our software and services through acquisitions or otherwise in order to take advantage of business opportunities or respond to competitive pressures, which could have a material adverse effect on our software and services offerings, revenues, results of operations and financial condition. We have no plans, nor are we currently considering any proposals or arrangements, written or otherwise, to acquire a business, technology, product or service.

We have no experience with acquiring other companies and our future efforts to do so may subject us to significant costs without the realization of the anticipated benefits of those acquisitions.

        As a public company, we believe we have greater opportunities to make acquisitions of, or significant investments in, complementary companies, products or technologies, although no acquisitions or investments are currently pending or planned. This is due to the fact that we have additional available capital for these purposes, as well as a market-determined value for our common stock. To date, we have had very little experience completing acquisitions or managing the integration of acquisitions. Accordingly, we cannot guarantee you that we will be able to successfully complete or integrate any business, products, technologies or personnel that we might acquire or seek to acquire in the future, and our failure to do so could harm our business. Furthermore, any future acquisitions, if completed, would subject us to many risks, including:

  •
  diversion of management's attention during the acquisition and integration process;

  •
  costs, delays and difficulties of integrating the acquired company's operations, products, technologies and personnel into our existing operations and organization;

  •
  difficulties in maintaining uniform standards, controls, procedures and policies;

  •
  adverse impact on earnings as a result of amortizing the acquired company's intangible assets or impairment charges related to write-downs of goodwill related to acquisitions;

  •
  issuances of equity securities to pay for acquisitions, which may be dilutive to existing stockholders;

  •
  potential loss of customers or key employees of acquired companies;

  •
  impact on financial condition due to the timing of the acquisition or failure to meet operating expectations for acquired businesses; and

  •
  assumption of unknown liabilities of the acquired company.

        Any acquisitions of businesses, technologies, products or services may not generate sufficient revenues to offset the associated costs of the acquisitions or may result in other adverse effects.

Adverse economic conditions or reduced information technology spending may adversely impact our business.

        Our business depends on the overall demand for information technology, and in particular for data center automation software, and on the economic health of our current and prospective customers. The market we serve is emerging and the purchase of our products involves material changes to established purchasing relationships. In addition, the purchase of our solutions is often viewed as discretionary and involves a significant commitment of capital and other resources. Weak economic conditions, or a reduction in information technology spending even if economic conditions improve, would likely have an adverse impact our business, operating results and financial condition in a number of ways, including longer sales cycles, lower prices for our solutions and services and reduced unit sales.

We expect to pursue sales to governments and governmental entities and, as a result, significant changes in the contracting or fiscal policies of governments and governmental entities could have a material adverse effect on our business.

        In fiscal 2005 and fiscal 2006, we derived less than 10% of our revenues from contracts with federal, state, local and foreign governments and governmental agencies, and we expect to continue to derive a portion of our revenues from such contracts. Changes in government contracting policies or government budgetary constraints could directly affect our business, financial condition and results of operations. Among the factors that could adversely affect our business, financial condition or results of operations are:

  •
  changes in fiscal policies or decreases in available government funding;

  •
  changes in government programs or applicable requirements;

  •
  the adoption of new laws or regulations or changes to existing laws or regulations;

  •
  the need to hire additional personnel with adequate government security clearances;

  •
  potential delays or changes in the government appropriations process; and

  •
  delays in the payment of our invoices by government payment offices.

        These and other factors could cause governments and governmental agencies to refrain from purchasing the products and services that we offer in the future, the result of which could have an adverse effect on our business, financial condition and results of operations. In addition, many of our government customers are subject to stringent budgetary constraints. The award of additional contracts from government agencies could be adversely affected by spending reductions or budget cutbacks at government agencies that are likely to utilize our products and services.

Future interpretations of existing accounting standards could adversely affect our operating results.

        Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, or AICPA, the Securities and Exchange Commission, or SEC, and various other bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

        For example, we recognize our product software license revenue in accordance with AICPA Statement of Position, or SOP, 97-2, Software Revenue Recognition, and related amendments and interpretations contained in SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions. The AICPA and its Software Revenue Recognition Task Force continue to issue interpretations and guidance for applying the relevant accounting standards to a wide range of sales contract terms and business arrangements that are prevalent in software licensing arrangements. Future interpretations of existing accounting standards, including SOP 97-2 and SOP 98-9, or changes in our business practices could result in future changes in our revenue recognition accounting policies that may have a material adverse effect on our results of operations. We may be required to delay revenue recognition into future periods, which could adversely affect our operating results. In the future we may have to defer recognition for license fees due to several factors, including whether a transaction involves:

  •
  software arrangements that include undelivered elements for which we do not have vendor specific objective evidence of fair value;

  •
  requirements that we deliver services for significant enhancements and modifications to customize our software for a particular customer; or

  •
  material acceptance criteria.

        Because of these factors and other specific requirements under accounting principles generally accepted in the United States for software revenue recognition, we must have very precise terms in our software arrangements in order to recognize revenue when we initially deliver software or perform services. Negotiation of mutually acceptable terms and conditions can extend our sales cycle, and we may accept terms and conditions that do not permit revenue recognition at the time of delivery.

Natural disasters or other unanticipated catastrophes that result in a disruption of our operations could negatively impact our results of operations.

        Our worldwide operations are dependent on our network infrastructure, internal technology systems and website. Most of our computer equipment, intellectual property resources and personnel, including critical resources dedicated to research and development and administrative support functions are presently located at our corporate headquarters in Lexington, Massachusetts. We also have a research and development facility in Pune, India, which has in the past experienced flooding and earthquakes. We also have sales and operations in various other domestic and international locations that expose us to additional diverse risks. The occurrence of natural disasters, such as hurricanes or earthquakes, or other unanticipated catastrophes, such as telecommunications failures, computer viruses or other cyber-attacks, fires or terrorist attacks, at any of the locations in which we do business, could cause interruptions in our operations. In addition, even in the absence of direct damage to our operations, large disasters, terrorist attacks or other casualty events could have a significant impact on our partners' and customers' businesses, which in turn could result in a negative impact on our results of operations. Extensive or multiple disruptions in our operations, or our partners' or customers' businesses, due to natural disasters or other unanticipated catastrophes could have a material adverse effect on our results of operations.

Risks Related to this Offering

Our common stock has not been publicly traded and we expect that the price of our common stock will fluctuate substantially.

        Prior to this offering, there has been no public market for shares of our common stock. An active public trading market may not develop following completion of this offering or, if developed, may not be sustained. The price of the shares of our common stock sold in this offering will be determined by negotiation between the underwriters and us. This price will not necessarily reflect the market price of our common stock following this offering. The market price of our common stock following this offering will be affected by a number of factors, including:

  •
  our ability to obtain new customers and retain and generate expanded business from our existing customers;

  •
  variations in our quarterly or annual operating results;

  •
  changes in financial estimates, treatment of our tax assets or liabilities or investment recommendations by securities analysts following our business;

  •
  the public's response to our press releases, our other public announcements and our filings with the SEC;

  •
  changes in accounting standards, policies, guidance or interpretations or principles;

  •
  sales of common stock by our directors, officers and significant stockholders;

  •
  announcements of technological innovations or enhanced or new products by us or our competitors;

  •
  our failure to achieve operating results consistent with securities analysts' projections;

  •
  the operating and stock price performance of other companies that investors may deem comparable to us;

  •
  broad market and industry factors; and

  •
  other events or factors beyond our control, including those resulting from war, incidents of terrorism or responses to such events.

        The market prices of software companies have been extremely volatile. Stock prices of many software companies have often fluctuated in a manner unrelated or disproportionate to the operating performance of such companies. In the past, following periods of market volatility, stockholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of management from our business.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock, the price of our stock and trading volume could decline.

        The trading market for our common stock will be influenced by the research reports and opinions that securities or industry analysts publish about our business. We do not currently have and may never obtain research coverage by these analysts. Investors have numerous investment opportunities and may limit their investments to publicly traded companies that receive thorough research coverage. If no analysts commence coverage of us or if one or more analysts cease to cover us or fail to publish reports in a regular manner, we could lose visibility in the financial markets, which could cause a significant and prolonged decline in our stock price due to lack of investor awareness.

        In the event that we do not obtain analyst coverage, or if one or more of the analysts downgrade our stock or comment negatively about our prospects or the prospects of other companies operating in our industry, our stock price could decline significantly. There is no guarantee that the equity research organizations affiliated with the underwriters of this offering will elect to initiate or sustain research coverage of us, nor whether such research, if initiated, will be positive towards our stock price or our business prospects.

Future sales of shares of our common stock in the public market, or the perception that such sales may occur, may depress our stock price and make it difficult for you to recover the full value of your investment in our shares.

        If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, or if there is a perception that these sales may occur, the market price of our common stock could decline. Upon closing of this offering, we will have            shares of our common stock outstanding. Of these shares, only                         shares held by former employees of ours who did not enter into lock-up agreements and the shares of our common stock sold in this offering, plus any of the shares purchased pursuant to the exercise of the underwriters' over-allotment option, will be freely tradable, without restriction, in the public market. We have obtained lock-up agreements from our current stockholders representing over            % of our outstanding common stock preventing, with limited exceptions, those stockholders from selling their stock for a period of 180 days from the date of this prospectus, subject to certain extensions described under the section entitled "Underwriting," unless waived prior to the expiration of the applicable period.

        After the lock-up agreements pertaining to this offering expire, approximately            additional shares will be eligible for sale in the public market at various times, subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended. Holders of substantially all of such shares of our common stock have the right to require us to register such shares for sale under the Securities Act in certain circumstances and also have the right to include those shares in a registration initiated by us. If we are required to include the shares of our common stock of these stockholders pursuant to these registration rights in a registration initiated by us, sales made by such stockholders may adversely affect the price of our common stock and our ability to raise needed capital. In addition, if these stockholders exercise their demand registration rights and cause a large number of shares to be registered and sold in the public market or demand that we register their shares on a shelf registration statement, such sales or shelf registration may have an adverse effect on the market price of our common stock.

        Following this offering, we also intend to file one or more registration statements with the SEC covering, as of April 30, 2007,                         shares of our common stock available for future issuance under our 2007 Stock Option and Incentive Plan and                        shares of our common stock issuable upon the exercise of our outstanding stock options. Upon effectiveness of such registration statements, any shares subsequently issued under such plans will be eligible for sale in the public market, except to the extent that they are restricted by the lock-up agreements referred to above and subject to compliance with Rule 144 in the case of our affiliates. Sales of a large number of shares of our common stock issued under these plans in the public market may have an adverse effect on the market price of our common stock. For more information regarding the sale of shares subsequently issued under such plans and the permissible sale of our common stock by existing stockholders after the closing of this offering, see the section entitled "Shares Eligible for Future Sale."

You will incur immediate and substantial dilution as a result of this offering.

        The initial public offering price is substantially higher than the book value per share of our common stock. As a result, purchasers in this offering will experience immediate and substantial dilution of $            per share in the tangible book value of our common stock from the initial public offering price assuming an initial public offering price of $      per share (the midpoint of the range on the front cover of this prospectus). In addition, to the extent that currently outstanding options to purchase common stock are exercised, there will be further dilution. For more information, see the section entitled "Dilution."

We have broad discretion in the use of the net proceeds we receive from this offering and may not use them effectively.

        Except for the redemption of our Series A redeemable preferred stock, we cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. We will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled "Use of Proceeds." Accordingly, you will have to rely upon our judgment with respect to the use of the net proceeds, with only limited information concerning our specific intentions. We may spend a portion or all of the net proceeds we receive from this offering in ways that our stockholders may not desire or that may not yield a favorable return. Our failure to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds we receive from this offering in a manner that does not produce income or that loses value.

As a result of being a public company, our management will be required to devote substantial time and expense to various compliance issues.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and new Nasdaq rules promulgated in response to the Sarbanes-Oxley Act regulate corporate governance practices of public companies. We expect that compliance with these public company requirements will increase our costs and make some activities more time consuming. For example, we will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements. A number of those requirements will require us to carry out activities we have not done previously. For example, under Section 404 of the Sarbanes-Oxley Act, for our Annual Report on Form 10-K for fiscal year ending September 30, 2008, we will need to document and test our internal control procedures, our management will need to assess and report on our internal control over financial reporting and our registered public accounting firm will need to issue an opinion on that assessment and the effectiveness of those controls. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our registered public accounting firm identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. We also expect that it will be difficult and expensive to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We do not intend to pay cash dividends.

        We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our existing debt facility prohibit us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

        Our restated certificate of incorporation and restated bylaws to be in effect upon completion of this offering contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions:

  •
  authorize the issuance of preferred stock which can be created and issued by our board of directors without prior stockholder approval, with rights senior to those of our common stock;

  •
  provide for a classified board of directors, with each director serving a staggered three-year term;

  •
  prohibit our stockholders from filling board vacancies, calling special stockholder meetings or taking action by written consent;

  •
  provide for the removal of a director only with cause and by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of our directors; and

  •
  require advance written notice of stockholder proposals and director nominations.

        In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our restated certificate of incorporation, restated by-laws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, results of operations and financial condition. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in "Risk Factors" and elsewhere in this prospectus. Accordingly, you should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements.

        The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

        This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations and financial condition and the market price of our common stock.

USE OF PROCEEDS

        We estimate that the net proceeds of the sale of the                        shares of our common stock that we are offering will be approximately $       million, after deducting underwriting discounts and commissions and estimated offering expenses that we must pay. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds from this offering will be approximately $       million.

        We intend to use the net proceeds from this offering for the following:

  •
  $5.88 million to redeem and cancel all of the shares of our Series A redeemable preferred stock to be outstanding immediately upon the closing of this offering; and

  •
  for general corporate purposes, including the funding of strategic acquisitions or investments, the expansion of our sales and marketing activities and the funding of our research and development efforts.

        As of the date of this prospectus, we cannot estimate the amount of net proceeds which will be used for any of the general corporate purposes described above. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our product development efforts, our sales and marketing activities, the amount of cash generated or used by our operations and competition. Accordingly, our management will have significant discretion in applying the net proceeds from this offering. We currently have no agreements or commitments with respect to any acquisitions or investments and we do not currently have any acquisitions or investments planned. Pending specific application of our net proceeds, we plan to invest our net proceeds in government securities and other short-term, investment-grade, marketable securities.

DIVIDEND POLICY

        Our board of directors will have discretion in determining whether to declare or pay dividends, which will depend upon our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant. We currently intend to retain future earnings for the development, operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents, shares subject to mandatory redemption and our capitalization as of March 31, 2007:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to (a) the full accretion of the Series A redeemable preferred stock to redemption values, (b) the reclassification of our Series A redeemable preferred stock to a liability due to its mandatory redemption immediately upon the closing of this offering and (c) the conversion of all outstanding shares of our Series B, Series C and Series D convertible preferred stock into shares of our common stock immediately upon the closing of this offering; and

  •
  on a pro forma as adjusted basis to reflect the sale of                  shares of common stock that we are offering at a public offering price of $      per share, and the application of the estimated net proceeds therefrom as described in the section entitled "Use of Proceeds."

        You should read the following table in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes thereto included in this prospectus.

	As of March 31, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$9,754	$9,754	$

Shares subject to mandatory redemption	$—	$5,880	$

Stockholder deposits on restricted share purchases	$309	$309		$309
Series A redeemable preferred stock, par value $0.001 per share, 12,000,000 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	5,332	—
Series B convertible preferred stock, par value $0.001 per share, 13,356,484 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	9,990	—
Series C convertible preferred stock, par value $0.001 per share, 3,380,281 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	5,993	—
Series D convertible preferred stock, par value $0.001 per share, 2,377,457 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	6,794	—
Stockholders' (deficit) equity:
Preferred stock, par value $0.001 per share, no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, par value $0.001 per share, 53,645,666 shares authorized and 24,608,654 shares issued and outstanding, actual; 90,000,000 shares authorized, 43,722,876 shares issued and outstanding, pro forma; 90,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	25	44
Additional paid-in capital	6,140	28,350
Accumulated other comprehensive income	16	16		16
Accumulated deficit	(31,274)	(31,274)		(31,274)

Total stockholders' (deficit) equity	(25,093)	(2,864)

Total capitalization	$3,325	$3,325	$

DILUTION

        Our pro forma net tangible book value as of March 31, 2007 was $            million, or $        per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2007 after giving effect to the redemption of our Series A redeemable preferred stock and the conversion of the outstanding shares of our Series B, Series C and Series D convertible preferred stock into 19,114,222 shares of our common stock, each of which will occur immediately upon the closing of this offering.

        After giving effect to the sale by us of        shares of common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of March 31, 2007 would have been a deficit of approximately $       million, or approximately $        per share. This amount represents an immediate increase in pro forma net tangible book value of $        per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $        per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. We determine dilution by subtracting the adjusted pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value as of March 31, 2007	$
Increase per share attributable to new investors

Adjusted pro forma net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors		$

        If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma net tangible book value per share after this offering would be a deficit of $        per share, the increase in pro forma net tangible book value per share to existing stockholders would be $        per share and the dilution to new investors purchasing shares of common stock in this offering would be $        per share.

        The following table summarizes, as of March 31, 2007, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders (based on the difference between the face value and the redemption amount of the redeemable preferred stock) and new investors paid. The calculation below is based on an assumed initial public offering price of $        per share, which is the midpoint of the range listed on the cover page of this prospectus, and before deducting underwriting discounts and commissions and estimated offering expenses that we must pay:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing stockholders			%	$		%	$
New investors							$

Total		100.0%			$100.0%

        The above discussion and table assume no exercise of stock options after March 31, 2007. As of March 31, 2007, we had outstanding options to purchase a total of 8,101,797 shares of common stock at a weighted average exercise price of $1.08 per share. If all such options had been exercised as of March 31, 2007, adjusted pro forma net tangible deficit per share would be $       million and dilution to new investors would be $        per share.

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data for the fiscal periods ended December 31, 2004, December 31, 2005 and September 30, 2006, and as of December 31, 2005 and September 30, 2006, have been derived from our historical financial statements audited by Ernst & Young LLP, an independent registered public accounting firm, and included elsewhere in this prospectus. The selected consolidated financial data for the fiscal periods ended December 31, 2002 and 2003 and as of December 31, 2002, 2003 and 2004 have been derived from our audited financial statements, which are not included in this prospectus. The selected consolidated financial data for the six months ended March 31, 2006 and 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus, which in our opinion contain all adjustments necessary for a fair presentation of the consolidated financial data. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements. In the opinion of management, the unaudited consolidated financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. Results for interim periods are not necessarily indicative of results that may be expected for a full fiscal year. Historical results are not necessarily indicative of the results expected in the future.

        Effective January 1, 2006, we changed our fiscal year end from December 31 to September 30. The results from the nine months ended September 30, 2006 are not indicative of results that would have been achieved for the twelve months ended September 30, 2006.

        The following selected consolidated financial data should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the accompanying notes to those consolidated financial statements included in this prospectus.

	Fiscal Periods
	Twelve Months Ended December 31,						Six Months Ended March 31,
					Nine Months Ended September 30, 2006
	2002	2003	2004	2005			2006	2007
							(unaudited)
	(in thousands, except per share data)
Consolidated statement of operations data:
Net revenue:
License revenue	$1,672	$3,463	$8,498	$11,324		$16,697	$7,773		$19,359
Services revenue	298	642	3,494	7,000		7,871	4,445		7,709

Total net revenue	1,970	4,105	11,992	18,324		24,568	12,218		27,068
Cost of revenue:
Cost of license revenue	147	125	166	347		509	234		585
Cost of services revenue	296	629	1,673	3,321		3,403	1,922		3,255

Total cost of revenue	443	754	1,839	3,668		3,912	2,156		3,840

Gross profit	1,527	3,351	10,153	14,656		20,656	10,062		23,228

Operating expense:
Sales and marketing	2,615	5,113	8,044	13,318		17,258	9,238		15,499
Research and development	2,645	3,191	4,353	7,220		8,750	3,880		5,731
General and administrative	969	1,232	1,846	1,950		2,150	1,121		2,324

Total operating expenses	6,229	9,536	14,243	22,488		28,158	14,239		23,554

Loss from operations	(4,702)	(6,185)	(4,090)	(7,832)		(7,502)	(4,177)		(326)

Other income (expense):
Interest income	76	110	105	259		284	163		129
Interest expense			(23)	(43)		—	(13)		—
Other income (expense)	—	—	27	(146)		96	(3)		148

Total other income, net	76	110	109	70		380	147		277

Loss before provision for income taxes	(4,626)	(6,075)	(3,981)	(7,762)		(7,122)	(4,030)		(49)

Provision for income taxes	—	—	35	115		124	75		146

Net loss	(4,626)	(6,075)	(4,016)	(7,877)		(7,246)	(4,105)		(195)

Accretion of preferred stock	359	352	387	438		355	234		216

Net loss applicable to common stockholders	$(4,985)	$(6,427)	$(4,403)	$(8,315)		$(7,601)	$(4,339)		$(411)

Basic and diluted net loss per common share(1)	$(0.25)	$(0.31)	$(0.21)	$(0.38)		$(0.33)	$(0.19)		$(0.02)

Weighted average shares used in calculation of basic and diluted net loss per common share	19,892	20,431	21,165	21,972		23,122	22,575		23,815
PRO FORMA(2) (unaudited)
Net loss						$(7,246)			$(195)

Pro forma basic and diluted net loss per common share					$			$

Pro forma weighted average shares used in calculation of basic and diluted net loss per common share

(footnotes on following page)

	As of December 31,
					As of September 30, 2006	As of March 31, 2007
	2002	2003	2004	2005
						(unaudited)
	(in thousands)
Consolidated balance sheet data:
Cash, cash equivalents and short-term investments	$10,309	$4,918	$8,526	$11,153	$7,835	$9,754
Working capital	10,129	5,040	6,961	6,915	2,315	6,254
Total assets	11,008	9,541	13,841	15,837	16,020	25,873
Indebtedness	187	255	226	—	—	—
Series A redeemable preferred stock	3,749	4,083	4,439	4,827	5,137	5,332
Total Series B, Series C and Series D convertible preferred stock	9,846	9,932	15,898	22,711	22,756	22,777
Total stockholders' deficit	(3,249)	(9,539)	(13,824)	(20,670)	(25,603)	(25,093)

(1)
Basic and diluted net loss applicable to common stockholders per share is computed by dividing net loss applicable to common stockholders by the weighted-average number of common shares outstanding for the fiscal period. See note 2 to our consolidated financial statements included in this prospectus.

(2)
Unaudited pro forma basic and diluted net loss per share and weighted-average common shares used in calculation of basic and diluted net loss per share calculations eliminate accretion of the Series A redeemable preferred stock discount, and assumes conversion of our Series B, Series C and Series D convertible preferred stock into shares of our common stock on the dates the preferred stock was issued and the issuance of a sufficient number of shares of common stock in this offering to fund the redemption of the Series A redeemable preferred stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying notes and the other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors."

Overview

        We are a leading provider of data center automation software to enterprises, service providers, government agencies and other organizations in North America, Europe and Asia. Our products and services enable organizations of any size to address the full lifecycle of data center management using one integrated solution for provisioning, change, administration and compliance across complex, distributed server and application environments.

        Our solution provides IT departments the ability to effect rapid changes within the data center in a highly precise, secure and automated manner. Specifically, our products and services allow organizations to easily browse, provision, configure, patch, audit and remediate their servers and applications on an automated basis. Moreover, our solution allows organizations to enforce user-defined and industry-standard configuration policies with integrated auditing and remediation capabilities, resulting in enhanced compliance and security throughout the data center. Our sophisticated packaging technology, coupled with a comprehensive roll-back capability, drastically reduces the time, complexity and risk associated with rolling out applications from development to production.

        We believe the benefits of our solution include improved data center stability and service quality, decreased application downtime, increased productivity of IT staff, reduced data center operating costs, greater control over configuration changes and increased responsiveness of IT departments to changing business requirements.

Key Financial Metrics and Trends

Change of Fiscal Year End

        Effective January 1, 2006, we changed our fiscal year end from December 31 to September 30. Accordingly, in this section the audited nine months ended September 30, 2006 (fiscal 2006) are compared to the audited twelve months ended December 31, 2005 (fiscal 2005).

Sources of Revenue

        We derive revenue from software licenses, post-contract customer support, or PCS, and professional services. We derive license revenue from the licensing of our data center automation software products. Our software arrangements typically include (a) an end-user license fee paid for the use of our products in perpetuity, (b) an annual maintenance arrangement that includes telephone support, bug fixes and unspecified rights to product upgrades and enhancements and (c) an order for professional services that includes installation, basic consulting, training and reimbursable out-of-pocket expenses.

        We offer our products and services directly through our sales force and, to a lesser extent, indirectly through channel and distribution partners. Our distribution partners include value-added resellers throughout the world. Our distribution partners purchase our products after they have received a purchase order from their customers, as they do not maintain an inventory of our products in anticipation of sales to their customers. Generally, the pricing offered to our distribution partners is based upon predetermined discounts to standard pricing.

License Revenue

        Licenses to use our software products in perpetuity are priced based on the number of agents, concurrent users or copies of the software. We generally recognize license revenue at the time of product delivery, provided all other revenue recognition criteria have been met, pursuant to the requirements of SOP No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Modification of SOP 97-2 With Respect to Certain Transactions. For arrangements that include customer acceptance or other material non-standard terms, we defer revenue recognition until after acceptance, provided all other revenue recognition criteria have been met.

        On a quarterly basis, we have historically generated the majority of our license revenue in the final month of each quarter. Moreover, our revenue within a particular quarter is often significantly affected by the unpredictable procurement patterns of our prospective customers. Our prospective customers typically spend considerable time evaluating and making purchase decisions for data center automation solutions. Historically, many of our prospective customers do not finalize their purchasing decisions until the final weeks or days of a quarter, as they wait until the end of the quarter to extract favorable pricing terms from vendors, including BladeLogic. We expect these purchasing patterns to continue in the future. Therefore, a delay in even one large order beyond the end of the quarter could materially reduce our anticipated revenue for a quarter. Because many of our expenses must be incurred before we expect to generate revenue, delayed orders could negatively impact our results of operations for the period and cause us to fail to meet the financial performance expectations of securities industry research analysts or investors. Through the growth of our sales force and geographic expansion, primarily in Europe, we expect license revenue to increase in absolute terms, although we do not expect to maintain our current year-over-year growth rate.

Services Revenue

        We generate services revenue from (a) maintenance and technical support services for our products, (b) implementation, basic consulting and training services and (c) reimbursable travel, lodging and other reimburseable out-of-pocket expenses paid to us by our customers.

        Maintenance.    We generally sell maintenance on an annual basis that includes telephone support, bug fixes, and unspecified rights to product upgrades and enhancements. Maintenance is generally renewed by our customers on an annual basis upon expiration of their existing maintenance agreement. Revenue is deferred at the time the maintenance agreement is initiated and is recognized ratably over the term of the maintenance agreement, which is generally twelve months. We anticipate that maintenance revenue will continue to increase as our installed base of customers continues to grow.

        Professional services.    We generally sell professional services on a time-and-materials basis and recognize revenue when the services are performed. Professional services include installation, basic consulting, training and reimbursable out-of-pocket expenses. We expect professional services revenue to increase in absolute dollars as we continue to experience an expanding installed base of customers and as we utilize our expanding professional services organization.

Cost of Revenue

        Cost of license revenue primarily consists of royalties and other payments to third party manufacturers for license and other materials.

        Cost of services revenue consists primarily of (a) salaries and benefits related to professional services and technical support personnel, (b) billable and non-billable travel, lodging and other reimburseable out-of-pocket expenses, (c) related overhead and (d) contract service providers.

Gross Profit

        Our gross profit has been and will be affected by many factors, including (a) the demand for our products and services, (b) the average selling price of our products, which in turn depends in part on the mix of products sold, (c) new product introductions, (d) competition and (e) the mix of sales channels through which our products are sold.

        We expect cost of license revenue to remain relatively stable or increase slightly for the foreseeable future. As a result, we expect that gross profit as a percentage of license revenue will remain flat or decline slightly.

Operating Expenses

        Operating expenses consist of sales and marketing, research and development, and general and administrative expenses. Personnel-related costs are the most significant component of each of these expense categories. We grew from 99 employees at December 31, 2004 to 256 employees at April 30, 2007. We expect to continue to hire significant numbers of new employees to support our growth.

        Sales and marketing.    Sales and marketing expense consists primarily of (a) salaries and related personnel costs, (b) commissions, (c) travel, lodging and other reimburseable out-of-pocket expenses, (d) marketing programs such as trade shows, (e) stock-based compensation expenses and (f) other related overhead. Commissions are recorded as expense generally upon commencement of revenue recognition. We expect absolute dollar increases in sales and marketing expense for the foreseeable future as we further increase the number of sales professionals and, to a lesser extent, increase our marketing activities with the intent to grow our revenue. In the long-term, we expect sales and marketing expense to decrease as a percentage of total revenue, however, as we leverage our current sales and marketing personnel as well as our distribution partnerships.

        Research and development.    Research and development expense consists primarily of (a) salaries and related personnel costs, (b) payments to suppliers for design and consulting services, (c) prototype and equipment costs relating to the design and development of new products and enhancement of existing products, (d) quality assurance and testing, (e) stock-based compensation expenses and (f) other related overhead. To date, all of our research and development expense has been expensed as incurred. We intend to continue to invest significantly in our research and development efforts, which we believe are essential to maintaining our competitive position. We expect research and development expense to increase in absolute dollars for the foreseeable future. However, we anticipate that research and development expense will decrease as a percentage of total revenue in the long term.

        General and administrative.    General and administrative expense consists primarily of (a) salaries and personnel costs related to our executive, finance and human resource organizations, (b) accounting and legal professional fees, (c) stock-based compensation expenses and (d) other related overhead. We expect general and administrative expense to continue to increase in absolute dollars and as a percentage of total revenue for the foreseeable future as we invest in infrastructure to support continued growth and incur additional expenses related to being a publicly traded company, including increased audit and legal fees, costs of compliance with securities and other regulations, implementation costs for Sarbanes-Oxley certification, investor relations expense, and higher insurance premiums.

        Interest income.    Interest income consists primarily of interest income earned on cash and cash equivalent balances less interest expense. We historically have invested our cash in money market accounts, commercial paper and corporate debt securities.

        Other income (expense).    Other income (expense) consists primarily of gains (losses) resulting from the foreign currency exchange rate impact of transactions conducted in currencies other than our functional currency.

Stock-Based Compensation Expense

        Prior to January 1, 2006, we accounted for stock option grants in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and complied with the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. Under APB 25, deferred stock-based compensation expense is recorded for the intrinsic value of options (the difference between the deemed fair value of our common stock and the option exercise price) at the grant date and is amortized ratably over the option's vesting period. We also accounted for non-employee option grants on a fair-value basis using the Black-Scholes model and recognized this expense over the applicable vesting period.

        On January 1, 2006, we adopted the requirements of SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) requires us to measure the cost of employee services received in exchange for an award of equity instruments, based on the fair value of the award on the date of grant, and to recognize the cost over the period during which the employee is required to provide the services in exchange for the award. We adopted SFAS No. 123(R) using the prospective method, which requires us to apply its provisions only to stock-based awards to employees granted or modified on or after January 1, 2006. For the nine months ended September 30, 2006, we recorded expense of $2,130,000 in connection with share-based payment awards. For the six months ended March 31, 2007, we recorded expense of $497,000 in connection with share-based payment awards. Unrecognized stock-based compensation expense as of March 31, 2007 for non-vested employee options of $2,780,000 is expected to be recognized using the straight-line method over a weighted-average period of 3.5 years. The adoption of SFAS No. 123(R) had no effect on our cash flow for any period presented. See note 9 to our consolidated financial statements included in this prospectus.

Application of Critical Accounting Policies and Use of Estimates

        The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that effect the reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to revenue, long-lived assets, the allowance for doubtful accounts, stock-based compensation and income taxes. We based our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that we believe to be reasonable. In many cases, we could reasonably have used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Our actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect our more significant judgments used in the preparation of our consolidated financial statements. See the notes to our consolidated financial statements included in this prospectus for information about these critical accounting policies as well as a description of our other accounting policies.

Revenue Recognition

        We recognize revenue in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 97-2, Software Revenue Recognition as amended by SOP No. 98-9, Modification of SOP 97-2 With Respect to Certain Transactions, and we derive revenue from software license fees, post-contract customer support, or PCS, and professional services. We generally sell these products together as part of multiple-element arrangements. When we enter into a multiple-element arrangement, we use the residual method to allocate the total fee among the various elements of the arrangement.

Under the residual method, license revenue is recognized upon delivery when vendor-specific objective evidence, or VSOE, of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more of the delivered elements in the arrangement. Each license arrangement requires that we analyze the individual elements in the transaction and estimate the fair value of each undelivered element, which typically includes PCS and professional services. License revenue consists of license fees charged for the use of our products under perpetual and term license arrangements. License revenue from a perpetual arrangement is recognized upon delivery while license revenue from a term arrangement is recognized ratably over the duration of the arrangement on a straight-line basis. If an arrangement contains the right to receive additional software products on a when-and-if-available basis and VSOE of fair value does not exist for this right, we defer all fees from such arrangements and record revenue on a subscription basis over the term of the arrangement beginning with the delivery of the first product.

        We recognize revenue associated with software licenses and services sold through distributors, system integrators, managed service providers and value-added resellers upon sell-through to the end user so long as all other revenue recognition criteria have been met.

        PCS includes telephone support, bug fixes and unspecified rights to product upgrades and enhancements, and are recognized ratably over the term of the service period, which is generally twelve months. We estimate the fair value of the PCS portion of an arrangement based on the price charged for PCS when sold separately. We sell PCS separately from any other element when customers renew PCS. In multiple-element arrangements where we sell maintenance for less than fair value, we defer the contractual price of the maintenance plus the difference between such contractual price and the fair value of maintenance and we make a corresponding reduction in license revenue. Professional services include installation, basic consulting, training and reimbursable out-of-pocket expenses. We recognize revenue for professional services as the services are performed. The fair value of the professional services portion of the arrangement is based on the rates that we charge for these services when sold independently from a software license. If, in our judgment, evidence of fair value cannot be established for the undelivered elements, the entire amount of revenue from the arrangement is deferred until evidence of fair value can be established, or until the elements for which evidence of fair value could not be established are delivered.

        Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is considered probable. We recognize revenue based on the following:

  •
  Evidence of an arrangement.  We consider a non-cancelable purchase order, with terms governed by a contract, to be representative of persuasive evidence of an arrangement.

  •
  Delivery has occurred.  We consider delivery to have occurred when a CD or other medium containing the licensed software is provided to a common carrier (FOB origin) or, in the case of electronic delivery, the customer is given electronic access to the licensed software, and no post-delivery obligations exist other than PCS and professional services. We consider delivery of services to occur upon performance of the contracted services.

  •
  Fees are fixed or determinable.  Generally, we consider all arrangements with payment terms extending beyond 90 days and other arrangements with payment terms longer than those normally provided to customers in certain geographic areas not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized upon the earlier of cash receipt or when the amount becomes due and payable. If the fee is subject to refund or concession, we recognize revenue when the right to a refund or concession lapses.

  •
  Collection is deemed probable.  We conduct a credit review for all transactions at the inception of an arrangement to determine the creditworthiness of the customer. If we determine that collection is not probable, revenue is deferred and recognized upon the receipt of cash.

Product Warranties

        Substantially all of our products are covered by a standard warranty of 90 days for software. In the event of a failure of software covered by this warranty, we must repair or replace the software or, if those remedies are insufficient, provide a refund. To date, we have not been required to record any reserve or revise any of our assumptions or estimates used in determining our warranty allowance. If the historical data we use to calculate the adequacy of the warranty allowance is not indicative of future requirements, a warranty reserve may be required.

Allowance for Doubtful Accounts

        We offset gross trade accounts receivable with an allowance for doubtful accounts. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We review our allowance for doubtful accounts on a regular basis, and all past due balances are reviewed individually for collectibility. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Provisions for doubtful accounts are recorded in sales and marketing expense. If our historical collection experience does not reflect our future ability to collect outstanding accounts receivables, our future provision for doubtful accounts could be materially affected. To date, we have not incurred any write-offs of accounts receivable significantly different than the amounts reserved. As of September 30, 2006 and March 31, 2007, the allowance for doubtful accounts was $66,000 and $85,000, respectively.

Stock-Based Compensation

        Through December 31, 2005, we accounted for our stock-based awards to employees using the intrinsic value method prescribed in APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of the grant as the difference between the deemed fair value of our common stock and the exercise or purchase price multiplied by the number of stock options or restricted stock awards granted.

        Through December 31, 2005, we accounted for stock-based compensation expense for non-employees using the fair value method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, and EITF No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods and Services, and recorded the fair value of non-employee stock options as an expense over the vesting term of the option.

        In December 2004, FASB issued SFAS No. 123(R), Share-Based Payments, which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. We adopted SFAS No. 123(R) effective January 1, 2006. SFAS No. 123(R) requires nonpublic companies that used the minimum value method under SFAS No. 123 for either recognition or pro forma disclosures to apply SFAS No. 123(R) using the prospective transition method. As such, we will continue to apply APB Opinion No. 25 in future periods to equity awards outstanding at the date of SFAS No. 123(R)'s adoption that were measured using the minimum value method. Effective with the adoption of SFAS No. 123(R), we have elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted to employees. In accordance with SFAS No. 123(R), we recognized the fair value of employee stock-based awards granted or modified on or after January 1, 2006 using the straight line method over the vesting period of the award.

        As there has been no public market for our common stock prior to this offering, we have determined the volatility for options granted in 2006 based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies for a period equal to the expected life of the option. The expected volatility for options granted during the nine months ended September 30, 2006 ranged from 55% to 64%. The expected volatility for options granted during the six months ended March 31, 2007 ranged from 48% to 55%. The expected life of options has been determined utilizing the "simplified" method as prescribed by the SEC's Staff Accounting Bulletin No. 107, Share-Based Payment. The expected life of options granted during the nine months ended September 30, 2006 and six months ended March 31, 2007 was 4.1 years. For the nine months ended September 30, 2006, the risk free interest rate used ranged from 4.60% to 5.08%. For the six months ended March 31, 2007, the risk free interest rate used ranged from 4.55% to 4.77%. The risk-free interest rate is based on a zero coupon United States Treasury instrument whose term is consistent with the expected life of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock, therefore, the expected dividend yield is assumed to be zero. In addition, SFAS No. 123(R) requires companies to utilize an estimated forfeiture rate when calculating the expense for the period, whereas SFAS No. 123 permitted companies to record forfeitures based on actual forfeitures, which was our historical policy under SFAS No. 123. As a result, we applied an estimated forfeiture rate, based on our historical forfeiture experience, of 4% in the nine months ended September 30, 2006 and the six months ended March 31, 2007 in determining the expense recorded in our consolidated statements of operations.

        Prior to January 1, 2006, we granted stock options at exercise prices no less than the fair market value as determined by our board of directors. Our board of directors exercised judgment in determining the estimated fair value of our common stock on the date of grant based on a number of objective and subjective factors, including our operating and financial performance, external market conditions affecting our industry sector, an analysis of publicly-traded peer companies, the prices at which we sold shares of our convertible preferred stock, the superior rights and preferences of securities senior to our common stock at the time of each grant and the likelihood of achieving a liquidity event such as an initial public offering or sale of our company. For all stock option grants made after January 1, 2006, our board of directors considered the factors listed above, and we also engaged an unrelated third-party valuation specialist to prepare contemporaneous valuation reports to document the fair value of our common stock for financial reporting and income tax purposes.

        Since January 1, 2006, we have granted stock-based awards, consisting of stock options and restricted and unrestricted stock awards with exercise or purchase prices as follows:

Grants Made Since January 1, 2006	Number of Options and Restricted and Unrestricted Shares Granted	Weighted- Average Exercise or Purchase Price		Weighted- Average Fair Value of Common Stock
February 7, 2006	574,500	$0.90		$0.90
March 14, 2006	84,500	0.90		0.90
May 16, 2006	512,360	0.90		0.90
June 23, 2006	757,100	1.35		1.35
June 28, 2006	103,000	0.001	(1)	1.35
July 25, 2006	147,950	1.65		1.65
September 12, 2006	116,600	1.70		1.70
October 18, 2006	744,863	1.80		1.80
November 14, 2006	291,805	1.95		1.95
January 8, 2007	953,124	2.20		2.20
January 30, 2007	187,416	2.25		2.25
January 30, 2007	150,000	0.001	(2)	2.25
February 27, 2007	62,000	3.80		3.80
February 27, 2007	25,000	0.001	(3)	3.80
April 5, 2007	694,475	5.00		5.00	(4)

(1)
We issued 103,000 shares of restricted common stock at par value to a new board member, which will vest over four years. As a result of the below fair market value grant, we will recognize a total stock-based compensation charge of approximately $139,000, which is being amortized on a straight line basis over the four year vesting period. For the nine months ended September 30, 2006 and the six months ended March 31, 2007, we recognized approximately $9,000 and $17,000, respectively, in stock-based compensation expense.

(2)
We issued 150,000 shares of restricted common stock at par value to a new board member, which will vest over four years. As a result of the below fair market value grant, we will recognize a total stock-based compensation charge of approximately $337,000, which is being amortized on a straight line basis over the four year vesting period. For the six months ended March 31, 2007, we recognized approximately $14,000 in stock-based compensation expense.
(3)
We issued 25,000 shares of restricted common stock at par value to a board member, which will vest over four years. As a result of the below fair market value grant, we will recognize a total stock-based compensation charge of approximately $95,000, which is being amortized on a straight line basis over the four year vesting period. For the six months ended March 31, 2007, we recognized approximately $2,000 in stock-based compensation expense.
(4)
On April 3, 2007, certain of our stockholders sold an aggregate of 1,040,000 shares of common stock in an arm's length private cash transaction at a price of $5.00 per share, which per share price was determined by the board of directors to be the fair value on April 5, 2007.

        In each contemporaneous valuation performed by the third-party valuation specialist, a probability-weighted combination of the guideline public company method and the discounted future cash flow method was used to estimate our aggregate enterprise value at the applicable valuation date. The guideline public company method estimates the fair market value of a company by applying to that company market multiples, in this case revenue and EBITDA multiples, of publicly traded firms in similar lines of business. The companies used for comparison under the guideline public company method were selected based on a number of factors, including but not limited to, their similarity to us with respect to industry, business model, financial risk and other factors. Equal weighting has been applied to the valuations derived from using the revenue and EBITDA multiples in determining the guideline public company fair market value estimate. The discounted future cash flow method involves applying appropriate risk-adjusted discount rates of approximately 30% to estimated debt-free cash flows, based on forecasted revenues and costs. The projections used in connection with this valuation were based on our expected operating performance over the forecast period. There is inherent uncertainty in these estimates; if different discount rates or assumptions had been used, the valuation would have been different.

        In order to allocate the enterprise value determined under the guideline public company method and the discounted future cash flow method to its common stock, we used the probability-weighted expected return method. Under the probability-weighted expected return method, the fair value of the common stock is estimated based upon an analysis of future values for our business assuming various future outcomes, the timing of which is based on the plans of the board of directors and management. Share value is based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available as well as the rights of each share class. The fair value of our common stock was estimated using a probability-weighted analysis of the present value of the returns afforded to its shareholders under each of five possible future scenarios. Four of the scenarios assume a shareholder exit, either through an initial public offering or a sale of our business. Three of the four shareholder exit scenarios consider some form of sale of the business. The fifth scenario assumes operations continue as a private company and no exit transaction occurs. For the initial public offering scenario, the estimated future and present values for our common stock were calculated using assumptions including: the expected pre-money valuation (pre-initial public offering) based on the guideline public company method discussed above; the expected dates of the future expected initial public offering; and an appropriate risk-adjusted discount rate. Combining the three sale scenarios, the estimated future and present values for our common stock was calculated using assumptions including: an equal weighting of the guideline public company method and the discounted cash flow method discussed above; the expected dates of the future expected sale and an appropriate risk-adjusted discount rate. For the private company with no exit scenario, an equal weighting of the guideline public company method and the discounted cash flow method based on present day assumptions was used. Finally, the present value calculated for our common stock under each scenario was probability weighted based on management's estimate of the relative occurrence of each scenario. The probability associated with the occurrence of an initial public offering was increased from 20% in January 2006 to 30% in June 2006 to 35% in September 2006 to 40% in October 2006 and then

60% in February 2007. The combined total probability associated with the occurrence of a sale was decreased from 65% in January 2006 to 60% in June 2006 to 55% in September 2006 to 50% in October 2006 and then to 40% in February 2007. The probability of continuing operations as a private company decreased from 15% in January 2006 to 10% in June 2006 and then to 0% in February 2007. The estimated fair value of our common stock at each valuation date is equal to the sum of the probability weighted present values for each scenario.

        We have incorporated the fair values determined in the contemporaneous valuations into the Black-Scholes option pricing model when calculating the compensation expense to be recognized for the stock options granted during the nine months ended September 30, 2006 and the six months ended March 31, 2007.

        For the twelve months ended December 31, 2004 and 2005, we recorded stock-based compensation expense of $53,000 and $1,308,000, respectively. For the nine months ended September 30, 2006 and the six months ended March 31, 2007, we recorded stock-based compensation expense of $2,130,000 and $497,000, respectively. Included in the expense of $1,308,000 for the twelve months ended December 31, 2005 and $2,130,000 for the nine months ended September 30, 2006 was $1,261,000 and $1,799,000, respectively, of stock-based compensation expense related to two outstanding notes receivables from shareholders that were amended in February 2005 and August 2005 to extend the due dates to February 2006 and August 2008. As a result of these amendments, the notes have been considered non-recourse for accounting purposes and the awards are accounted for as variable stock options under the provisions of APB 25. APB 25 requires variable stock options to be remeasured at each reporting date with any increase being recorded as compensation expense. In September 2006, we amended the larger of the two remaining notes to make the note non-interest bearing and, by so doing, the award is no longer subject to variable accounting. We also recorded $30,000 of stock-based compensation expense as a result of the modification of the terms of the larger note during the nine months ended September 30, 2006. As of the date of this prospectus, all notes receivable have been repaid in full. See note 5 to our consolidated financial statements included in this prospectus.

        As of March 31, 2007, unrecognized stock-based compensation expense of non-vested stock options of $2,780,000 is expected to be recognized using the straight line method over a weighted-average period of 3.5 years. The adoption of SFAS No. 123(R) had no effect on cash flow for any period presented. See note 9 to our consolidated financial statements included in this prospectus.

        The table below shows the intrinsic value of our outstanding vested and unvested options as of March 31, 2007 based upon an assumed public offering price of $        per share, which is the midpoint of the range listed on the cover of this prospectus.

	Number of Shares underlying options	Intrinsic Value
		(in thousands)
Total vested options outstanding	2,687,962	$
Total unvested options outstanding	5,413,835

Total options outstanding	8,101,797	$

Research and Development Expense for Software Products

        Research and development expense includes costs incurred to develop intellectual property. The costs for the development of new software and substantial enhancements to existing software are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. We have determined that technological feasibility is established at the time a working model of software is completed. Because we believe our current process for developing software will be essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

Income Taxes

        We are subject to income taxes in both the United States and foreign jurisdictions, and we use estimates in determining our provision for income taxes. We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which is the asset and liability method for accounting and reporting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates.

        Our deferred tax assets are comprised primarily of net operating loss, or NOL, carryforwards. As of September 30, 2006, we had federal and state NOL carryforwards of approximately $24.3 million, which may be used to offset future taxable income. The NOL carryforwards expire at various times through 2026 are subject to review and possible adjustment by the Internal Revenue Service. In addition, we believe that our research and development activities may qualify us to receive a tax credit. At September 30, 2006, we have not calculated the amount of research and development tax credits to which we are entitled, if any. The Internal Revenue Code contains provisions that limit the NOL and tax credit carryforwards available to be used in any given year in the event of certain changes in the ownership interests of significant stockholders.

        As of September 30, 2006 and March 31, 2007, a full valuation reserve against the deferred tax asset was deemed appropriate because we did not have sufficient positive evidence to ascertain that it was more likely than not that we would be able to realize our deferred tax assets.

Results of Operations

        The following table sets forth our summary results of consolidated statements of operations for the periods indicated:

	Fiscal Periods
	Twelve Months Ended December 31,		Nine Months Ended September 30,	Six Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)
Net revenue:
License revenue	$8,498	$11,324	$16,697	$7,773	$19,359
Services revenue	3,494	7,000	7,871	4,445	7,709

Total net revenue	11,992	18,324	24,568	12,218	27,068
Cost of revenue:
Cost of license revenue	166	347	509	234	585
Cost of services revenue	1,673	3,321	3,403	1,922	3,255

Total cost of revenue	1,839	3,668	3,912	2,156	3,840

Gross profit	10,153	14,656	20,656	10,062	23,228

Operating expense:
Sales and marketing	8,044	13,318	17,258	9,238	15,499
Research and development	4,353	7,220	8,750	3,880	5,731
General and administrative	1,846	1,950	2,150	1,121	2,324

Total operating expenses	14,243	22,488	28,158	14,239	23,554

Loss from operations	(4,090)	(7,832)	(7,502)	(4,177)	(326)
Other income (expense):
Interest income	105	259	284	163	129
Interest expense	(23)	(43)	—	(13)	—
Other income (expense)	27	(146)	96	(3)	148

Total other income, net	109	70	380	147	277

Loss before provision for income taxes	(3,981)	(7,762)	(7,122)	(4,030)	(49)

Provision for income taxes	35	115	124	75	146

Net loss	$(4,016)	$(7,877)	$(7,246)	$(4,105)	$(195)

Comparison of Six Months Ended March 31, 2006 and 2007

Revenue

	Six Months Ended March 31,
	2006		2007		Period-to-Period Change
		Percentage of Total Revenue		Percentage of Total Revenue
	Amount		Amount		Amount	Percent
	(unaudited) (dollars in thousands)
Net revenue:
License revenue	$7,773	64%	$19,359	72%	$11,586	149%
Services revenue	4,445	36	7,709	28	3,264	73%

Total net revenue	$12,218	100%	$27,068	100%	$14,850	122%

        License revenue.    License revenue increased 142%, after excluding the change in foreign currency exchange rates, or 149% in absolute dollars. The increase in license revenue was primarily a result of an increase in the licenses delivered during the six months ended March 31, 2007 as compared to the six months ended March 31, 2006, which reflected the growth in the worldwide market for our products, the growth of our sales force and geographic expansion, primarily in Europe. International revenues, excluding Canada, represented 37% of license revenues for the six months ended March 31, 2007, compared to 8% for the six months ended March 31, 2006.

        Services revenue.    Services revenue increased 71%, after excluding the change in foreign currency exchange rates, or 73% in absolute dollars. The increase in services revenue was attributable to an increase of 70% in maintenance and support fees associated with the growth in our installed product base and an increase of 30% in consulting and training revenue, including reimbursable travel expenses. International revenues, excluding Canada, represented 24% of services revenues for the six months ended March 31, 2007, compared to 17% for the six months ended March 31, 2006.

        Total revenue.    Total revenue increased $14,850,000, or 117%, after excluding the change in foreign currency exchange rates, for the six months ended March 31, 2007 as compared to the six months ended March 31, 2006. International revenues, excluding Canada, represented 34% of total revenues for the six months ended March 31, 2007, compared to 11% for the six months ended March 31, 2006.

Cost of Revenue and Gross Profit

	Six Months Ended March 31,
	2006		2007		Period-to-Period Change
		Percentage of Related Revenue		Percentage of Related Revenue
	Amount		Amount		Amount	Percent
	(unaudited) (dollars in thousands)
Cost of revenue:
Cost of license revenue	$234	3%	$585	3%	$351	150%
Cost of services revenue	1,922	43%	3,255	42%	1,333	69%

Total cost of revenue	$2,156	18%	$3,840	14%	$1,684	78%

Gross profit:
License	7,539	97%	18,774	97%	11,235	149%
Services	2,523	57%	4,454	58%	1,931	77%

Total gross profit	$10,062	82%	$23,228	86%	$13,166	131%

        Cost of license revenue.    The increase in cost of license revenue was a direct result of increased license revenue. Cost of license revenue remained constant as a percentage of related revenue.

        Cost of services revenue.    The increase in cost of services revenue was primarily attributable to an $873,000 increase in personnel-related costs related to an increase in headcount of 11 employees in our services organizations, of which three were international, from March 31, 2006 to March 31, 2007, as well as increases to employee compensation. Salary and bonus expenses accounted for $622,000 of the increase in personnel-related costs. The increase in headcount was to support the growth in services revenue. The increase also reflects a $242,000 increase in travel expense resulting from the growth in professional services personnel.

        Gross profit.    Gross profit percentage on license revenue remained constant. Gross profit on services revenue improved by one percentage point as a result of increased maintenance revenue, without a corresponding increase in support costs. We do not expect this trend to continue, because we will need to increase the number of employees in order to meet the requirements of our expanding customer base.

Operating Expenses and Other

	Six Months Ended March 31,
	2006			2007			Period-to-Period Change
		Percentage of Total Revenue			Percentage of Total Revenue
	Amount			Amount			Amount	Percent
	(unaudited) (dollars in thousands)
Operating expense:
Sales and marketing	$9,238	76%		$15,499	57%		$6,261	68%
Research and development	3,880	32		5,731	21		1,851	48%
General and administrative	1,121	9		2,324	9		1,203	107%

Total operating expenses	$14,239	117%		$23,554	87%		$9,315	65%

Other income (expense):
Interest income	163	*	%	129	*	%	(34)	*	%
Interest expense	(13)	*		—	*		(13)	*	%
Other (expense) income	(3)	*		148	*		145	*	%

Total other income (expense)	$147	*	%	$277	*	%	$166	*	%

Provision for income taxes	$75	*	%	$146	*	%	$71	*	%

*
Percent change not meaningful.

        Sales and marketing.    Sales and marketing expense increased 65%, after excluding the change in foreign currency exchange rates, or 68% in absolute dollars. The absolute increase in expense was attributable to a $4,709,000 increase in personnel-related costs primarily related to an increase in headcount of 22 employees in our sales and marketing organizations, of which three were international, from March 31, 2006 to March 31, 2007, including increased salary expense of $1,429,000 and commission expense of $2,804,000 attributed to higher revenue over the same period. The increase in headcount was to support the growth in revenues. The increase also reflects a $782,000 increase in travel expense resulting from the growth in sales personnel. Also contributing to the overall increase in sales and marketing expense during the six months ended March 31, 2007 were expenses relating to the increased facility costs necessary to support the growth of our business.

        Research and development.    The increase in research and development expense was attributable to a $1,272,000 increase in personnel-related costs and contractors primarily related to increases in employee compensation as well as an increase in headcount of 27 employees in our product development organization, of which 24 were located in Pune, India. Salary and bonus expense of $1,404,000 accounted for the increase, which was partially offset by a reduction of contractor expenses. The addition of personnel and our continued investment in research and development were driven by our strategy of maintaining our competitive position by expanding our product offerings and enhancing our existing products to meet the requirements of our customers and market. In addition, reflected in the increase is $197,000 of travel related expense. The remainder of the overall increase relates to the facility costs necessary to support the growth of our business.

        General and administrative.    The increase in general and administrative expense was attributable to a $1,127,000 increase in personnel-related costs and contractors primarily related to an increase in headcount of 11 employees in our domestic administrative support organization, as well as increases in employee compensation. Of the increase in personnel-related costs, $806,000 of the increase was attributable to salary and bonus expense and $224,000 related to the increased utilization of contractors. The addition of personnel and our continued investment in general and administrative were driven by our strategy to invest in infrastructure to support continued growth and incur additional expenses related to being a publicly traded company. Also contributing to the overall increase in general and administrative expense during the six months ended March 31, 2007 was an additional $198,000 in stock-based compensation.

        Interest income, net.    Interest income decreased slightly, reflecting a decrease in interest income attributable to lower interest income from notes receivable.

        Other (expense) income.    Other income of $148,000 for the six months ended March 31, 2007 resulted from gains related to foreign currency translation adjustments from our foreign currency transactions.

        Provision for income taxes.    We recorded a provision for international income taxes for the six months ended March 31, 2006 and March 31, 2007 of $75,000 and $146,000, respectively, due to the positive operating results of all of our international subsidiaries. We did not record a provision for income taxes for our U.S. entity for the six months ended March 31, 2006 or March 31, 2007, due to an overall net loss for the period. At March 31, 2007, a full valuation allowance against our deferred tax asset was deemed appropriate because we did not have sufficient positive evidence to ascertain that it was more likely than not that we would be able to realize our deferred tax assets.

Comparison of Fiscal Period Ended December 31, 2005 (Twelve Months) and Fiscal Period Ended September 30, 2006 (Nine Months)

        Effective January 1, 2006, we changed our fiscal year end from December 31 to September 30. Accordingly, in the tables below the audited nine months ended September 30, 2006 (fiscal 2006) are compared to the audited twelve months ended December 31, 2005 (fiscal 2005).

Revenue

	Fiscal Periods
	Twelve Months Ended December 31, 2005		Nine Months Ended September 30, 2006
					Period-to-Period Change
		Percentage of Total Revenue		Percentage of Total Revenue
	Amount		Amount		Amount	Percent
	(dollars in thousands)
Net revenue:
License revenue	$11,324	62%	$16,697	68%	$5,373	47%
Services revenue	7,000	38	7,871	32	871	12%

Total net revenue	$18,324	100%	$24,568	100%	$6,244	34%

        License revenue.    The increase of $5,373,000, or 47%, in license revenue was a result of an increase in the licenses delivered during the nine months ended September 30, 2006 as compared to the twelve months ended December 31, 2005, which reflected the growth in the worldwide market for our products, the growth of our sales force and geographic expansion, primarily in Europe. International revenues, excluding Canada, represented 25% of license revenues for the nine months ended September 30, 2006 and for the twelve months ended December 31, 2005.

        Services revenue.    The increase of $871,000, or 12%, in services revenue was attributable to an increase of 153% in maintenance and support fees associated with the growth in our installed product base and, a decrease of 53% in consulting and training revenue, including reimbursable travel expenses. International revenues, excluding Canada, represented 21% of services revenues for the nine months ended September 30, 2006 compared to 24% for the twelve months ended December 31, 2005.

        Total revenue.    Total revenue increased $6,244,000, or 34%, for the nine months ended September 30, 2006 as compared to the twelve months ended December 31, 2005. International revenues, excluding Canada, represented 24% of total revenues for the nine months ended September 30, 2006 compared to 25% for the twelve months ended December 31, 2005.

Cost of Revenue and Gross Profit

	Fiscal Periods
	Twelve Months Ended December 31, 2005		Nine Months Ended September 30, 2006
					Period-to-Period Change
		Percentage of Related Revenue		Percentage of Related Revenue
	Amount		Amount		Amount	Percent
	(dollars in thousands)
Cost of revenue:
Cost of license revenue	$347	3%	$509	3%	$162	47%
Cost of services revenue	3,321	47%	3,403	43%	82	2%

Total cost of revenue	$3,668	20%	$3,912	16%	$244	7%

Gross profit:
License	10,977	97%	16,188	97%	5,211	47%
Services	3,679	53%	4,468	57%	789	21%

Total gross profit	$14,656	80%	$20,656	84%	$6,000	41%

        Cost of license revenue.    The increase in cost of license revenue was a direct result of increased license revenue. Overall license costs remained constant at 3% of license revenue for the nine months ended September 30, 2006 and the twelve months ended December 31, 2005.

        Cost of services revenue.    Overall, the cost of services revenue increased slightly due to an increase in travel expense resulting from the growth in professional services revenue and personnel. Personnel-related costs were relatively stable when comparing the nine months ended September 30, 2006 to the twelve months ended December 31, 2006. Additionally, headcount increased by four, of which all were international, from December 31, 2005 through September 30, 2006 to support the growth in services revenue.

        Gross profit.    Gross profit on license revenue remained consistent at 97%. Gross profit on services revenue improved by four percentage points as a result of increased maintenance revenue, without a corresponding increase in support costs.

Operating Expenses and Other

	Fiscal Periods
	Twelve Months Ended December 31, 2005			Nine Months Ended September 30, 2006
							Period-to-Period Change
		Percentage of Total Revenue			Percentage of Total Revenue
	Amount			Amount			Amount	Percent
	(dollars in thousands)
Operating expense:
Sales and marketing	$13,318	73%		$17,258	70%		$3,940	30%
Research and development	7,220	39		8,750	36		1,530	21%
General and administrative	1,950	11		2,150	9		200	10%

Total operating expenses	$22,488	123%		$28,158	115%		$5,670	25%

Other income (expense):
Interest income	259	*	%	284	*	%	25	*	%
Interest expense	(43)	*		—	*		43	*	%
Other (expense) income	(146)	*		96	*		242	*	%

Total other income (expense)	$70	*	%	$380	*	%	$310	*	%

Provision for income taxes	$115	*	%	$124	*	%	$9	*	%

*
Percentage of total revenue and percent change not meaningful.

        Sales and marketing.    The increase in sales and marketing expense was attributable to a $2,691,000 increase in both personnel-related costs primarily related to an increase in headcount of 21 employees in our sales and marketing organizations, of which 12 were international, from December 31, 2005 to September 30, 2006, including increased commission expense of $1,736,000 attributed to higher revenue compared to fiscal 2005. The increase in headcount was to support the growth in revenues. The increase also reflects a $609,000 increase in travel expense resulting from the growth in sales personnel. Also contributing to the overall increase in sales and marketing expense during the nine months ended September 30, 2006 was $184,000 relating to the adoption of SFAS No. 123(R) at the beginning of 2006.

        Research and development.    The increase in research and development expense was attributable to a $502,000 increase in personnel-related costs, primarily related to a $207,000 expense in connection with the increased utilization of contractors, an increase in headcount of 24 employees in our product development organization from December 31, 2005 to September 30, 2006, of which 16 related to expansion in Pune, India, as well as increases in employee compensation. The addition of personnel and our continued investment in research and development were driven by our strategy of maintaining our competitive position by expanding our product offerings and enhancing our existing products to meet the requirements of our customers and market. Also contributing to the overall increase in research and development expense during the nine months ended September 30, 2006 was a $612,000 increase relating to stock-based compensation. See note 9 to our consolidated financial statements included in this prospectus.

        General and administrative.    The overall increase in general and administrative expense was primarily attributable to an increase in personnel-related costs and contractors primarily related to an increase in headcount of seven employees in our administrative support organizations, from December 31, 2005 to September 30, 2006, as well as increases in employee compensation, which was partially offset by reduced overhead expense attributable to the general and administrative function. The addition of personnel and our continued investment in general and administrative were driven by our strategy to invest in infrastructure to support continued growth and incur additional expenses related to being a publicly traded company. Also contributing to the overall increase in general and administrative expense during the nine months ended September 30, 2006 was $39,000 relating to the adoption of SFAS No. 123(R) at the beginning of 2006.

        Interest income, net.    Interest income, net increased $68,000 primarily due to higher overall cash balances throughout the nine months ended September 30, 2006 compared to the twelve months ended December 31, 2005, partially enhanced by higher interest rates during 2006.

        Other (expense) income.    Other income of $96,000 for the nine months ended September 30, 2006 resulted from gains related to foreign currency translation adjustments from our foreign currency-based transactions. Other expense of $146,000 for the twelve months ended December 31, 2005 resulted from losses from foreign currency translation adjustments within our foreign subsidiaries.

        Provision for income taxes.    We recorded a provision for international income taxes for the nine months ended September 30, 2006 and the twelve months ended December 31, 2005 of $124,000 and $115,000, respectively, due to the positive operating results of all of our international subsidiaries. We did not record a provision for income taxes for our U.S. entity for the nine months ended September 30, 2006 or twelve months ended December 31, 2005, due to an overall net loss for the period. At September 30, 2006, a full valuation allowance against our deferred tax asset was deemed appropriate because we did not have sufficient positive evidence to ascertain that it was more likely than not that we would be able to realize our deferred tax assets.

Comparison of Fiscal Period Ended December 31, 2004 (Twelve Months) and Fiscal Period Ended December 31, 2005 (Twelve Months)

Revenue

	Fiscal Periods
	Twelve Months Ended December 31, 2004		Twelve Months Ended December 31, 2005
					Period-to-Period Change
		Percentage of Total Revenue		Percentage of Total Revenue
	Amount		Amount		Amount	Percent
	(dollars in thousands)
Net revenue:
License revenue	$8,498	71%	$11,324	62%	$2,826	33%
Services revenue	3,494	29	7,000	38	3,506	100%

Total net revenue	$11,992	100%	$18,324	100%	$6,332	53%

        License revenue.    The increase of $2,826,000, or 33%, in license revenue was a result of an increase in the licenses delivered during the twelve months ended December 31, 2005, which reflected the growth in the worldwide market for our products, the growth of our sales force and geographic expansion, mainly in Europe. International revenues, excluding Canada, represented 25% of license revenues for the twelve months ended December 31, 2005, compared to 17% for the twelve months ended December 31, 2004.

        Services revenue.    The increase of $3,506,000, or 100%, in services revenue for the twelve months ended December 31, 2005 was due to an increase in both maintenance fees of 51% and professional services fees of 49% associated with the growth in our installed product base. International revenues, excluding Canada, represented 24% of services revenues for the twelve months ended December 31, 2005, compared to 10% for the twelve months ended December 31, 2004.

        Total revenue.    Total revenue increased $6,332,000, or 53%, for the twelve months ended December 31, 2005 as compared to the twelve months ended December 31, 2004. International revenues, excluding Canada, represented 25% of total revenues for the twelve months ended December 31, 2005, compared to 15% for the twelve months ended December 31, 2004.

Cost of Revenue and Gross Profit

	Fiscal Periods
	Twelve Months Ended December 31, 2004		Twelve Months Ended December 31, 2005
					Period-to-Period Change
		Percentage of Related Revenue		Percentage of Related Revenue
	Amount		Amount		Amount	Percent
	(dollars in thousands)
Cost of revenue:
Cost of license revenue	$166	2%	$347	3%	$181	109%
Cost of services revenue	1,673	48%	3,321	47%	1,648	99%

Total cost of revenue	$1,839	15%	$3,668	20%	$1,829	99%

Gross profit:
License	8,332	98%	10,977	97%	2,645	32%
Services	1,821	52%	3,679	53%	1,858	102%

Total gross profit	$10,153	85%	$14,656	80%	$4,503	44%

        Cost of license revenue.    The increase in cost of license revenue was a direct result of increased license revenue. Overall license costs as a percentage of related revenue increased by approximately one percentage point due to increased royalty costs associated with third-party technologies incorporated within our products.

        Cost of services revenue.    The increase in cost of services revenue was primarily attributable to a $1,294,000 increase in personnel-related costs, $370,000 in travel costs related to consulting services, which were slightly offset by slight reductions in other operating expenses in fiscal 2005, as well as increases to employee compensation. The increase in headcount of four, of which one was international, was to support the growth in revenues. The increase in travel expense resulted from the growth in professional services personnel.

        Gross profit.    Gross profit on license revenue decreased by one percentage point, primarily as a result of increased royalty costs associated with third-party technologies incorporated within our products. Gross profit on services revenue improved by one percentage point as a result of increased maintenance revenue, without a corresponding increase in support costs.

Operating Expenses and Other

	Fiscal Periods
	Twelve Months Ended December 31, 2004			Twelve Months Ended December 31, 2005
							Period-to-Period Change
		Percentage of Total Revenue			Percentage of Total Revenue
	Amount			Amount			Amount	Percent
	(dollars in thousands)
Operating expense:
Sales and marketing	$8,044	67%		$13,318	73%		$5,274	66%
Research and development	4,353	36		7,220	39		2,867	66%
General and administrative	1,846	15		1,950	11		104	6%

Total operating expenses	$14,243	118%		$22,488	123%		$8,245	58%

Other income (expense):
Interest income	105	*	%	259	*	%	154	*	%
Interest expense	(23)	*		(43)	*		(20)	*	%
Other income (expense)	27	*		(146)	*		(173)	*	%

Total other income (expense)	$109	*	%	$70	*	%	$39	*	%

Provision for income taxes	$35	*	%	$115	*	%	$80	*	%

*
Percentage of total revenue and percent change not meaningful.

        Sales and marketing.    The increase in selling and marketing expense was attributable to a $3,794,000 increase in both personnel-related costs primarily related to an increase in headcount of 21 employees in our sales and marketing organizations, of which two were international, from December 31, 2004 to December 31, 2005, including increased salaries of $2,258,000 and commission expense of $917,000 attributed to higher revenue over the same period of the prior year. The increase in headcount was to support the growth in revenues. The increase also reflects a $859,000 increase in travel expense resulting from the growth in sales personnel. Also contributing to the overall increase in sales and marketing expense during the twelve months ended December 31, 2005 was an increase in regional sales office rent of $248,000 and increased recruiting expense of $216,000 resulting from the increased headcount.

        Research and development.    The increase in research and development expense was attributable to a $1,327,000 increase in personnel-related costs and contractors primarily related to an increase in headcount of 18 employees in our product development organization in fiscal 2005, as well as increases in employee compensation. Salary expenses contributed to $1,213,000 of the $1,327,000 increase. The addition of personnel and our continued investment in research and development were driven by our strategy of maintaining our competitive position by expanding our product offerings and enhancing our existing products to meet the requirements of our customers and market. Also contributing to the overall increase in research and development expense during the twelve months ended December 31, 2005 was $1,282,000 relating to a non-cash stock-based compensation charge resulting from a stock-based compensation arrangement with an employee. See note 9 to our consolidated financial statements included in this prospectus.

        General and administrative.    The marginal increase in general and administrative expense was attributable to a $190,000 increase in personnel-related costs and contractors which were partially offset by reduced general overhead costs applicable to the general and administrative function.

        Interest income, net.    Interest income, net increased $134,000 due to higher cash balances resulting from the proceeds received from our financing activities.

        Other income (expense).    Other expense of $146,000 for the twelve months ended December 31, 2005 resulted from losses related to foreign currency translation adjustments from our foreign currency-based transactions.

        Provision for income taxes.    We recorded a provision for international income taxes for the twelve months ended December 31, 2004 and December 31, 2005 of $35,000 and $115,000, respectively, due to the positive operating results of all of our international subsidiaries. We did not record a provision for income taxes for our U.S. entity for the twelve months ended December 31, 2004 or 2005, due to an overall net loss for the period.

Selected Quarterly Results of Operations

        The following table presents our unaudited quarterly consolidated results of operations for the nine quarters ended March 31, 2007. This unaudited quarterly consolidated information has been prepared on the same basis as our audited consolidated financial statements. You should read this table in conjunction with our audited consolidated financial statements and the related notes thereto included in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

	Three Months Ended
	Mar 31, 2005	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007
	(unaudited) (in thousands)
Net revenue:
License revenue	$2,582	$2,977	$1,870	$3,895	$3,878	$5,257	$7,562	$9,339	$10,020
Services revenue	1,420	1,707	1,720	2,153	2,292	2,494	3,085	3,451	4,258

Total net revenue	4,002	4,684	3,590	6,048	6,170	7,751	10,647	12,790	14,278
Cost of revenue:
Cost of license revenue	41	98	113	95	139	131	239	274	311
Cost of services revenue	736	709	893	983	939	1,170	1,294	1,582	1,673

Total cost of revenue	777	807	1,006	1,078	1,078	1,301	1,533	1,856	1,984

Gross profit	3,225	3,877	2,584	4,970	5,092	6,450	9,114	10,934	12,294
Operating expense:
Sales and marketing	2,768	3,267	3,237	4,046	5,192	5,510	6,556	7,369	8,130
Research and development	1,463	1,426	2,821 (1)	1,510	2,370	3,263	3,117	2,657	3,074
General and administrative	545	474	520	411	710	696	744	1,093	1,231

Total operating expenses	4,776	5,167	6,578	5,967	8,272	9,469	10,417	11,119	12,435

Loss from operations	(1,551)	(1,290)	(3,994)	(997)	(3,180)	(3,019)	(1,303)	(185)	(141)
Other income (expense):
Interest income, net	36	24	92	64	86	92	106	62	67
Other (expense) income	(14)	(96)	(5)	(31)	28	17	51	156	(8)

Total other income (expense)	22	(72)	87	33	114	109	157	218	59

(Loss) income before provision for income taxes	(1,529)	(1,362)	(3,907)	(964)	(3,066)	(2,910)	(1,146)	33	(82)

Provision for income taxes	18	24	32	41	34	45	45	59	87

Net loss	$(1,547)	$(1,386)	$(3,939)	$(1,005)	$(3,100)	$(2,955)	$(1,191)	$(26)	$(169)

(1)
Included in the expense of $2,821,000 for the three months ended September 30, 2005 was stock-based compensation of $1,261,000 relating to two outstanding notes receivables from shareholders which were amended to extend the due dates. See "—Stock-Based Compensation."

Seasonality

        The timing of revenues in relation to our expenses, much of which does not vary directly with revenue, has an impact on the cost of services revenue, sales and marketing expense, research and development expense and general and administrative expense as a percentage of revenue in each calendar quarter during the year.

        The majority of our expenses are personnel-related and include salaries, stock-based compensation, benefits and incentive-based compensation plan expenses. As a result, we have not experienced significant seasonal fluctuations in the timing of our expenses from period to period. We accrue expenses related to incentive-based compensation plans based on our estimate of whether or not it is probable that an expense will be incurred under the plans.

Liquidity and Capital Resources

Resources

        Since our inception, we have financed our operations through the sale of preferred stock, common stock and, to a lesser extent, cash flows generated by operations. We believe our existing cash and cash equivalents, our cash flow from operating activities, available bank borrowings and the net proceeds of this offering will be sufficient to meet our anticipated cash needs for at least the next twelve months. Our future working capital requirements will depend on many factors, including the operations of our existing business, our potential strategic expansion internationally, future acquisitions we might undertake, and the expansion into complementary businesses. To the extent that our cash and cash equivalents, our cash flow from operating activities and the net proceeds of this offering are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or public or private equity or debt financings. We also may need to raise additional funds in the event we determine in the future to effect one or more acquisitions of businesses. In the event additional funding is required, we may not be able to obtain bank credit arrangements or effect an equity or debt financing on terms acceptable to us or at all.

	As of and For the Fiscal Periods Ended
				As of and For the Six Months Ended March 31, 2007
	December 31, 2004	December 31, 2005	September 30, 2006
				(unaudited)
		(in thousands)
Cash and cash equivalents	$8,526	$11,153	$7,835	$9,754
Accounts receivable, net	4,520	3,372	6,598	14,231
Cash (used in) provided by operating activities	(1,946)	(3,766)	(3,480)	1,941
Cash (used in) investing activities	(580)	(640)	(425)	(356)
Cash provided by financing activities	6,155	7,037	562	260

Cash and Cash Equivalents

        Our cash and cash equivalents at March 31, 2007 were held for working capital purposes and were invested primarily in money market accounts and commercial paper corporate debt securities with maturities less than 90 days from the date of purchase. We do not enter into investments for trading or speculative purposes. The increase in cash and cash equivalents in 2005 primarily reflects $6,763,000 of net proceeds from issuances of Series D convertible preferred stock in June.

Accounts Receivable, Net

        Our accounts receivable balance fluctuates from period to period, which affects our cash flow from operating activities. The fluctuations vary depending on the timing of our service delivery and billing activity, cash collections and changes to our allowance for doubtful accounts. We use allowance for doubtful accounts, our best estimate of the amount of probable credit losses, as a measurement of the quality and status of our receivables. To date, we have not incurred any write-offs of accounts receivable significantly different than accounts reserved. We also use days' sales outstanding, or DSO, calculated on a quarterly basis, as a measurement of the collection status of our receivables. We define DSO as accounts receivable less the change in deferred revenue for the applicable period, divided by total revenue and multiplied by ninety days. DSO was 80 days at December 31, 2004, 20 days at December 31, 2005, 47 days at September 30, 2006 and 54 days at March 31, 2007.

Operating Activities

        Cash (used in) provided by operating activities primarily consists of our net loss adjusted for certain non-cash items including depreciation and amortization, the provision for bad debt, stock-based compensation and the effect of changes in operating accounts and other activities. Cash provided by operating activities for the six months ended March 31, 2007 was $1,941,000 and consisted of $195,000 of net loss, offset by $497,000 of stock-based compensation, $305,000 of depreciation and $1,313,000 of operating accounts and other activities. Cash provided by operating accounts and other activities includes a combined increase of $2,065,000 in accrued employee costs and accrued other expenses, as well as, a $7,256,000 increase in deferred revenue offset by a $7,652,000 in accounts receivable.

        Cash used in operating activities for the nine months ended September 30, 2006 was $3,480,000 and consisted of $7,246,000 of net loss, offset by $2,130,000 of stock-based compensation, $411,000 of depreciation and $1,240,000 provided by operating accounts and other activities. Cash provided by operating accounts and other activities includes an increase of $3,235,000 in accounts receivable and $1,684,000 in accrued expenses and other current liabilities, offset by an increase in deferred revenue of $3,169,000. The increases are attributable to increases in our sales activities and operations expansion.

        Cash used in operating activities for the twelve months ended December 31, 2005 was $3,766,000 and consisted of $7,877,000 of net loss, offset by $1,308,000 of stock-based compensation and $402,000 of depreciation, and $2,458,000 provided by operating accounts and other activities. Operating accounts and other activities primarily consisted of a $1,375,000 increase in deferred revenue and $1,191,000 decrease in accounts receivable. The increase in deferred revenue is attributable to our increases sales activities. The decrease in accounts receivable is attributable to increases in cash collections.

        Cash used in operating activities for the twelve months ended December 31, 2004 was $1,946,000 and consisted of $4,016,000 of net loss, offset by $206,000 of depreciation and $1,749,000 provided by operating accounts and other activities. Cash provided by operating accounts and other activities was primarily driven by a $1,788,000 increase in deferred revenue, reflecting an overall growth of sales activities.

Investing Activities

        Cash used in investing activities primarily consists of purchases of property and equipment. Cash used in investing activities in the six months ended March 31, 2007 and nine months ended September 30, 2006 was $356,000 and $425,000, respectively, for the purchase of property and equipment. Cash used in investing activities in the twelve months ended December 31, 2004 and 2005 was $580,000 and $640,000, respectively, for the purchase of property and equipment.

Financing Activities

        We raised $6,763,000 of net proceeds through sales of our Series D convertible preferred stock in June 2005. In December 2004, we raised $5,935,000 of net proceeds through sales of our Series C convertible preferred stock. We raised $68,000 and $9,835,000 of net proceeds through sales of our Series B convertible preferred stock in 2003 and 2002, respectively. We raised $5,965,000 of net proceeds through sales of our Series A redeemable preferred stock and common stock in 2001. The Series A redeemable preferred stock is not convertible. At the time of this offering, we will be obligated to pay $5,880,000 to the holders of our Series A redeemable preferred stock. All of the shares of our Series B, Series C and Series D convertible preferred stock will convert into shares of our common stock upon the closing of this offering.

        We also received proceeds from the exercise of common stock options and restricted stock in the amounts of $240,000 and $562,000 during the six months ended March 31, 2007 and the nine months ended September 30, 2006, respectively. In addition, we received proceeds from the exercise of common stock options and restricted stock in the amounts of $250,000 and $487,000 in the twelve months ended December 31, 2004 and 2005, respectively.

Secured Line of Credit

        In July 2004, we secured a line of credit for $5,000,000. The line of credit was available through April 2006. Pursuant to the line of credit agreement, we issued the lender a warrant to purchase 133,565 shares of our common stock at an exercise price of $0.7487. The warrant expires seven years from the date of issue and the value of the warrant on the date of grant was nominal.

        In April 2006, the line of credit agreement was amended to increase the amount of funds available under the line from $5,000,000 to $7,500,000, subject to certain financial metrics. The line of credit agreement was also amended to extend the availability of these funds through June 2007, bearing an interest rate of prime plus one half percent, which was 8.75% as of March 31, 2007. We have never drawn on the line.

Equipment Loan

        In March 2002, we obtained a $500,000 line of credit, the proceeds of which were used for equipment purchases as defined in the line of credit agreement. The line of credit was available through December 2002 and borrowings under the line of credit were payable through July 2005, in monthly installments of approximately $7,000, including interest at approximately 6.5%. The equipment collateralized all proceeds borrowed on the line of credit. Pursuant to the line of credit agreement, we sold, for a nominal amount, a warrant to the lender to purchase up to 60,000 shares of our common stock at an exercise price of $0.01. The warrant expires on the earlier of the tenth anniversary of the agreement or the fifth anniversary of a qualified initial public offering. The fair value of the warrant, $13,000, was determined on the date of issuance using the Black-Scholes option-pricing model and was expensed as interest expense. We repaid the equipment loan in full during fiscal 2005.

Capital Expenditures

        We have made capital expenditures primarily for computer equipment, as well as for leasehold improvements and other general purposes to support our growth. We expect to spend approximately $500,000 to $1,000,000 in capital expenditures in the last three quarters of fiscal 2007. We are not currently a party to any purchase contracts related to future capital expenditures.

Contractual Obligations and Commitments

        As of March 31, 2007, our principal commitments consist of obligations under leases for office space. The offices are leased under noncancelable operating lease agreements that expire through September 30,

2010. The following table sets forth our commitments to settle contractual obligations in cash as of March 31, 2007:

	Balance by Fiscal Year
	2007	2008	2009	2010	2011	Total
	(unaudited) (in thousands)
Operating leases as of March 31, 2007	$709	$1,137	$1,043	$829	$—	$3,718

Off-Balance Sheet Arrangements

        As of March 31, 2007, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(iii) of Regulation S-K of the SEC.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign exchange rates and interest rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk

        We market our products in North America, Europe and the Asia-Pacific regions and develop our products in North America and the Asia-Pacific regions. As a result of our business activities in foreign countries, our financial results could be affected by factors such as changes in foreign currency exchange rates or economic conditions in foreign markets, and there is no assurance that exchange rate fluctuations will not harm our business in the future. We sell our products in certain countries, including Canada, United Kingdom, France, Italy, Germany, Netherlands and Japan, in the local currency for the respective country. Additionally, a portion of our product development activities is based at our facility in India. This provides some natural hedging because most of our subsidiaries' operating expenses are denominated in their local currencies. Regardless of this natural hedging, our results of operations may be adversely impacted by the exchange rate fluctuation. Although we will continue to monitor our exposure to currency fluctuations, and, where appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, we are not currently engaged in any financial hedging transactions.

Interest Rate Risk

        At September 30, 2006 and March 31, 2007, we had cash and cash equivalents totaling $7,835,000 and $9,754,000, respectively. These amounts were invested primarily in money market accounts, commercial paper and corporate debt securities. The cash and cash equivalents were held for working capital purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future investment income.

Recent Accounting Pronouncements

        In February 2007, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. This Statement applies to all entities, including not-for-profit organizations. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended September 30, 2009. The Company is currently evaluating the impact of SFAS No. 159 on its financial statements.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, our board of directors having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years and will be effective for us as of October 1, 2008. We do not expect the adoption of SFAS No. 157 to have a material impact on our consolidated financial position, results of operations or cash flows.

        In June 2006, the FASB published FIN 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for us in fiscal 2008 beginning October 1, 2007. The adoption of FIN 48 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

BUSINESS

Overview

        We are a leading provider of data center automation software to enterprises, service providers, government agencies and other organizations in North America, Europe and Asia. Our products and services enable organizations of any size to address the full lifecycle of data center management using one integrated solution for provisioning, change, administration and compliance across complex, distributed server and application environments.

        Our solution provides IT departments the ability to effect rapid changes within the data center in a highly precise, secure and automated manner. Specifically, our products and services allow organizations to easily browse, provision, configure, patch, audit and remediate their servers and applications on an automated basis. Moreover, our solution allows organizations to enforce user-defined and industry-standard configuration policies with integrated auditing and remediation capabilities, resulting in enhanced compliance and security throughout the data center. Our sophisticated packaging technology, coupled with a comprehensive roll-back capability, drastically reduces the time, complexity and risk associated with rolling out applications from development to production.

        We believe the benefits of our solution include improved data center stability and service quality, decreased application downtime, increased productivity of IT staff, reduced data center operating costs, greater control over configuration changes and increased responsiveness of IT departments to changing business requirements.

        We have achieved strong financial results, with revenue increasing from $12.0 million in fiscal 2004 (twelve months) to $18.3 million in fiscal 2005 (twelve months) and $24.6 million in fiscal 2006 (nine months). Our revenue in the six months ended March 31, 2007 was $27.1 million, compared to $12.2 million for the six months ended March 31, 2006, an increase of 122%. As of April 30, 2007, we had approximately 200 customers in our large and diverse installed base of customers, including ten of the Fortune Global 50 companies.

Our Industry

        The data center, home to mission critical computer systems, is the nerve center of the IT department. To meet the demands of today's competitive business environment, organizations have invested hundreds of billions of dollars globally in data center assets, such as servers and application software, and are expected to invest another $240 billion from 2006 through 2010 on physical servers alone. With this growth in computing assets, data centers have become increasingly complex and difficult to manage, driving the need for large investments in personnel and software management tools. In 2006 alone, it is estimated that organizations globally spent $114 billion on managing and administering these assets, the vast majority of which was spent on in-house tools and personnel.

Proliferation of Servers and Software Applications

        In recent years, the number of physical server shipments has almost doubled, growing from 4.2 million units shipped in 2001 to 7.7 million units shipped in 2006. Moreover, the number of physical servers shipped annually is forecasted to increase to 11.0 million by 2010. The factors driving this growth include:

  •
  a fundamental shift from mainframe and client/server architectures to a web-based computing model;

  •
  commoditization of computing hardware driven by the decline in physical server prices and increased use of less expensive Intel-based servers running Windows or Linux-based operating systems; and

  •
  adoption of new form factors, including multi-server appliances called blade servers.

        In addition to the dramatic increase in the number of physical servers, the number of applications provisioned in the data center has also experienced rapid growth. With the Internet and intranet becoming the de facto platform for delivering software applications, the data center, not the desktop, has become the home of an increasing number of business applications. The web-based computing architecture facilitates rapid development of applications, which in turn increases the rate at which new applications are deployed in the data center and made available to a much broader base of users.

        Compounding the increase in physical servers and the number of applications is the adoption of server virtualization technology. This technology enables multiple instances of an operating system to run on one physical server, creating multiple "virtual servers." By decoupling the server hardware and the operating system, server virtualization technology enables organizations to increase server utilization. The adoption of this technology creates a multiplier effect with respect to the number of servers that need to be managed within the data center. From 2005 to 2010, the number of virtual servers is expected to grow by 41%, compounded annually. In this prospectus, unless otherwise indicated, "servers" refer to both physical servers and virtual servers.

High Rate of Change within the Data Center

        Organizations require a highly responsive data center environment to keep pace with the needs of their customers and partners. As a result, the rate of change to servers and applications in the data center has increased dramatically. This increase has been driven in part by the shift to web-based applications, which have shorter development cycles and deployment times. Updates to web-based applications may occur as frequently as multiple times per week, rather than once or twice per quarter, as was typical for client/server-based applications. In addition, escalating security risks and the growing complexity of the data center require more frequent patching and tuning of operating systems and software applications. Furthermore, emerging computer architectures, like utility or on-demand computing, a business model whereby computer resources are provided on an on-demand and pay-per-use basis, require the ability to implement changes in the data center on a nearly continuous basis.

Increased Emphasis on Compliance and Security

        Faced with significant financial and reputational harm in the event of server downtime, escalating security risks and an intensified regulatory environment, organizations rely on their IT departments to stay at the forefront of operational, security and regulatory compliance in the data center.

        Operational compliance requires IT departments to be compliant with the evolving rules, best practices and policies of the enterprise, in order to improve efficiency and reduce downtime. Organizations strive to conform to industry wide standards and processes such as the Information Technology Infrastructure Library, or ITIL, and Control Objectives for Information and related Technology, or COBIT, to improve standardization and achieve operational efficiencies.

        Security compliance requires IT departments to counter the growing number of security threats. IT departments counter these threats through the rapid and consistent provisioning of software patches. A patch is software code designed to fix vulnerabilities of an existing application or operating system. The number, frequency and complexity of patches have increased to match the number, frequency and complexity of the security threats they are designed to combat. In 2006, for example, Microsoft released 49 critical security patches to remediate vulnerabilities in their software products, representing more patches than they released in 2005 and 2004 combined.

        Regulatory compliance requires IT departments to establish, maintain, assess and report on the effectiveness of compliance with regulatory requirements such as Sarbanes-Oxley, SAS-70, Gramm-Leach Bliley Act, HIPAA and BASEL II. The number of regulatory requirements has increased in the last few years as have the financial and reputational risks associated with non-compliance. This has placed an increasing burden on the data center and emphasized the importance of an organization's ability to audit, control change and regulate access in the data center in order to demonstrate the effectiveness of its internal controls and compliance initiatives.

Significant Increase in the Complexity and Cost of Managing a Data Center

        Maintaining the efficacy and integrity of the data center is a growing challenge given the ever-increasing complexity of the data center's underlying infrastructure, which may be comprised of thousands of physical and virtual servers, multiple operating systems and hundreds of diverse software applications. This complexity is compounded by the shift to a web-based computing architecture where one software application can run simultaneously across multiple servers with different operating systems. In addition, the proliferation of servers and applications, the increasing frequency of change, and the increased priority on compliance and security have also added additional layers of complexity and cost to data center management.

        Underlying a server can be millions of interdependent and complex configuration items that need to be managed. Each configuration item defines the properties, dependencies and settings of a server, an operating system or a software application. These configuration items must be configured appropriately to enable the applications in the data center to function properly. Data center staff often struggle with the challenge of managing change and maintaining consistency of configuration items across thousands of servers, running hundreds of software applications on different operating systems. As a result, IT departments have become increasingly dependent on highly skilled and expensive personnel to address changing business requirements, roll-out new applications, ensure operational, security and regulatory compliance, and properly configure the millions of interdependent and complex configuration items.

Data Center Management Challenges

        As a result of these industry trends and the ineffectiveness of current management approaches in the data center, organizations are faced with the following challenges:

  •
  A greater number of system administrators are required to manage the data center. Given the increasing complexity of the data center environment, a significant portion of these system administrators must be highly skilled and, as a result, are expensive professionals. This leads to a greater cost in managing data centers. According to the International Data Corporation, more than two-thirds of data center spending today is attributable to the cost of server management and administration.

  •
  Organizations are increasingly exposed to application downtime. According to Gartner, nearly 74% of all application downtime is related to incorrect configurations caused by human errors. Application downtime results in lost revenue, high remediation costs and potential reputational harm.

  •
  The IT department's ability to meet quickly changing business requirements is limited. IT managers are less willing to implement rapid changes due to fear of creating data center instability, such as application or server failures. As a result, IT managers often trade-off executing strategic business initiatives that require significant change in the data center with maintaining current service levels and data center stability.

  •
  Organizations are increasingly likely to be in violation of operational, security or regulatory compliance policies. The potential consequences of being out of compliance include inconsistent service levels and data center instability, regulatory fines and security breaches, any of which could lead to significant costs and reputational harm.

Our Solution

        We have designed our products and services to provide a comprehensive solution to meet the challenges of managing the data center. The principal ways in which our solution addresses these challenges include:

Dramatically reducing the risk of change

        Poor change management practices in the data center are the primary cause of application downtime. Application downtime is most often related to incorrect configurations caused by human errors. Consequently, the higher the frequency of change in the data center, the higher the risk of server and application downtime. This provides IT departments with a significant incentive to resist making changes in order to reduce the risk of downtime. Our solution enables our customers to be more responsive to the needs of the organization by providing them with the ability to effect rapid changes in a highly precise, secure and automated manner. Not only is our solution designed to install and deploy software, but also to manage fine-grained changes to configuration items to ensure all parts of an application and its underlying infrastructure are configured accurately and consistently. Our extensive library of configuration items enables us to define, in an extremely detailed manner, how servers and applications are constructed. This capability allows data center staff to precisely provision new servers and applications and to accurately identify and remediate misconfigurations that may adversely affect existing servers and applications. We believe this approach significantly reduces the risk of server and application failure and the associated loss of revenue.

        A wide range of IT staff, such as systems administrators, security engineers, database administrators, application developers and support staff, typically access and modify servers and applications. As a result, providing administrative access commensurate with the skills and privileges of each staff member is a critical component to effective data center management. Our solution not only restricts access by explicit tasks but also by specific configuration items, providing very granular access control. We believe this capability, a key differentiator of our solution, enables organizations to greatly minimize security and operational risks while fostering better collaboration. We also track all configuration changes and generate detailed audit trails to identify and reconcile changes that may have led to operational problems or security breaches. In addition, our solution provides data center staff with the ability to automatically roll-back both simple and complex configuration changes to return a server or an application to a previously known stable state. This ability to quickly undo an incorrect or harmful change enables data center staff to confidently increase the frequency of change in the data center to support the needs of the organization without risking application downtime. Consequently, we believe our solution creates a more responsive data center environment that is also more predictable and stable.

Consistently enforcing operational, security and regulatory policies

        Our solution is designed to help IT departments achieve and maintain compliance with operational, security and regulatory policies. We provide data center staff with the means to define sophisticated and highly granular configuration policies, or "desired state" conditions, which establish specific recommended configuration attributes of servers and applications. Recommended configuration attributes may relate to operational requirements (e.g., modifying the settings of a custom application for improved performance), security requirements (e.g., installing the latest software patches from Microsoft) and regulatory requirements (e.g., tracking and reporting changes on a particular set of servers for Sarbanes-Oxley Section 404). While these recommended configuration attributes may be user-defined, our solution also provides out-of-the-box configuration policies based on best practice recommendations, such as those from the Center for Internet Security, the National Institute of Standards and Technology and the National Security Agency.

        Using our solution, data center staff can scan and audit the data center environment at regular intervals to measure compliance against these configuration policies, and, if required, remediate the specific policy violations to bring a server or application back into compliance. Our solution also provides IT departments with the ability to generate a wide range of reports on the state of compliance across a variety of dimensions, such as time, location or application. Key differentiators of our solution are: (i) the granularity with which organizations can define configuration policies, (ii) the ability to manage changes to servers and applications in the context of such policies and (iii) the ability to automatically identify and remediate policy violations.

Reducing the time and resources required to roll-out applications

        The roll-out of an application from development to production in the data center requires the coordination of multiple IT groups within the organization. These IT groups typically include developers, quality assurance staff and data center management personnel, most of whom work within their own organizational silos. The computing environments used by these IT groups can vary greatly by the number and type of servers, configuration attributes of servers and applications and the level of security and access control. As a result, the roll-out of an application can be complex, time-consuming and costly, particularly given the trend towards more rapid development of new applications.

        Our solution automates the application roll-out process by providing a sophisticated packaging technology that enables the deployment of an application and all its underlying configuration items via a package. A package includes not only the specific software components that need to be deployed but also instructions that describe the particular sequence to install and configure the application as well as any required dependencies before installation can begin. Unlike other solutions that require the creation of a new package every time an application is moved from one environment to another, our solution allows a single package to be used across development, quality assurance and production environments—greatly simplifying the roll-out process. Our packaging technology can be used across different operating systems, such as UNIX, Linux and Windows, unlike many other solutions which are limited to one operating system.

        Our sophisticated access control features can be used to define different access permissions to these packages. For example, a developer may be able to modify a package in the development environment, view the same package in the quality assurance environment and have no access to that package in the production environment in the data center. This facilitates cooperation between IT groups while minimizing operational and security risks. In addition, to mitigate the inherent risk and to reduce costs involved with the roll-out of an application, our solution can roll-back all changes or selectively roll-back a subset of the changes to quickly return the application to a stable configuration. Since the application roll-out process is highly iterative, the ability to roll-back intricate application changes drastically reduces the time and complexity of rolling out applications.

Significantly reducing the cost of data center management

        The growing complexity of the data center, the rapid proliferation of physical and virtual servers and applications, the increasing frequency of change and the high priority on compliance and security have dramatically increased the costs of managing the data center. In addition, there are severe financial and reputational costs associated with application downtime, server outages, security breaches and non-compliance with regulatory requirements. As a result, IT departments have increased their investment in the management and administration of the data center and become progressively more dependent on highly skilled and expensive personnel.

        To counter these increasing costs, we offer a comprehensive, cross-platform solution that automates the critical tasks related to managing the lifecycle of physical and virtual servers and applications. Our solution is designed to reduce and prevent incorrect configurations and related errors that affect the availability of physical and virtual servers and applications in order to minimize lost revenues, reputational harm and remediation costs associated with downtime. In addition, our solution is designed to help IT departments achieve and maintain compliance with operational, security and regulatory policies, in order to avoid costs associated with security breaches and non-compliance with regulatory requirements.

        We save organizations a significant amount of time and effort by automating labor-intensive management tasks, thereby drastically increasing the productivity of the data center staff. Using our sophisticated access control capabilities, these same organizations can delegate complex tasks to less experienced staff. Moreover, we allow for additional cost savings by providing IT departments with the ability to standardize across multiple platforms, including using a single interface and unified policy to manage, control and enforce configurations across both virtual and physical servers. This enables our customers to empower their less expensive staff members to be more productive, providing the organization with significant cost savings.

Our Strategy

        Our objective is to enhance our position as a leading supplier of data center automation and management software. Key elements of our strategy include:

Extend our technology leadership, product depth and addressable markets

        We plan to enhance our existing solution and introduce new data center automation software products that address emerging trends and regulatory requirements, and target new market opportunities, such as utility computing. We have made and will continue to make significant investments in software research and development to introduce new versions of our products that incorporate innovative features, improved functionality and address unique business requirements across different geographies and industries.

Expand our direct sales team, distribution channels and geographic markets served

        We plan to continue investing in the expansion of our direct sales team and other distribution channels across all geographies. We intend to grow our direct sales force as well as our distribution relationships, including those with value-added resellers and system integrators. In addition, we plan to identify and select original equipment manufacturers to help extend our product distribution capabilities.

Broaden and develop strategic relationships

        We plan to broaden our existing relationships and develop new relationships with leading technology and distribution partners, including software application vendors and systems integrators. We believe that these types of strategic relationships will allow us to expand our addressable market, increase sales of our software through joint selling and marketing arrangements, and improve our insight into emerging industry trends. We believe that there are many potential partners, and we plan on developing several strategic relationships in the near term.

Enhance and expand our customer support and professional services

        We plan to continue to create and deliver innovative services offerings that provide faster deployment of our software, rapid resolution of problems and more value to our customers. As we increase our customer base and broaden our product platform and capabilities, we intend to expand the size and range of our customer support and professional service offerings. In the near term, we plan to enhance and expand our current training offering to ensure that our customers successfully deploy and administer our products in their own environment. We will opportunistically look to partner with highly qualified third party providers of professional services in order to complement our existing offerings.

Pursue strategic opportunities

        We may pursue acquisitions that we believe will provide products and/or technologies that are complementary to our current offerings. We continually seek to enhance and expand the functionality of our solution and in the future we may pursue acquisitions that will enable us to offer more comprehensive functionality to customers. We currently have no plans, proposals or arrangements with respect to any acquisition.

Our Products

        Our data center management solution helps our customers to coordinate independent IT groups within the organization by providing a unified platform for managing change and compliance across server and application environments. This aligns data center staff to more cooperatively manage the ever-increasing number and complexity of servers and applications within the data center. Using this unified architecture as a fundamental building block, we offer the following products through which our customers address their data center automation objectives.

Operations Manager Suite

        Our customers rely on our Operations Manager suite, with its discovery, compliance, configuration and virtualization modules, to discover, manage, control and enforce changes to physical and virtual servers in the data center. We believe our Operations Manager suite enables IT departments to implement a policy-based automation solution for managing their servers that is designed to ensure the highest uptime for the underlying business critical services. Moreover, it provides data center staff with a comprehensive platform to plan, test, deploy and track changes within their environment. With the Operations Manager suite, data center staff can determine what has changed within the environment, who made the change, whether the change had its intended effect, the state of compliance and what evidence is available to provide proof of compliance to auditors and other interested parties.

        The Operations Manager suite consists of the Discovery Manager, Compliance Manager and Configuration Manager modules, each of which can be purchased individually or bundled together with the Virtualization Manager.

  Discovery Manager

        Our Discovery Manager module allows data center staff to browse and collect configuration data about servers and applications in real-time as well as historical inventory information that has been captured and stored in a database. The information gathered is extremely granular and includes, as an example, such detailed information as packages, patches, files, registry entries, configuration file entries, and .NET and J2EE application components residing on a server.

        Given the high rate of change in the data center, the ability to use both real-time and historical inventory information helps data center staff perform day-to-day tasks as well as to troubleshoot problems. Discovery Manager also provides critical inventory information necessary for the establishment of a configuration management database, or CMDB.

  Compliance Manager

        Our Compliance Manager module is designed to help IT departments achieve continuous compliance with operational, security and regulatory policies. Using Compliance Manager, data center staff can define policies that establish specific recommended configurations as well as automatically scan all types of servers and applications in real-time or at regular intervals to track compliance with those policies. When a specific compliance violation has been identified, the requisite remediation instructions are automatically generated by Compliance Manager. These remediation instructions can be utilized by our Configuration Manager module to automate the remediation process.

        Compliance Manager includes the ability to import third-party configuration policies, such as Microsoft patch policies or best practice recommendations from the Center for Internet Security, to help organizations quickly assess the state of compliance to industry and de facto standards. Due to the complexity of server and application configurations, Compliance Manager also provides the ability to incorporate rules to define more sophisticated and flexible configuration policies, as well as to document exceptions to manage acceptable deviations from particular policies. With Compliance Manager, data center staff can populate CMDBs and generate reports that illustrate the state of compliance by policy at any point of time and over a period of time, and identify where policy violations exist.

  Configuration Manager

        Our Configuration Manager module allows IT departments to provision, patch, configure, update and remediate servers and applications running on all major operating systems. It enables consistency in change and configuration management without error-prone scripting or labor-intensive manual operations. With Configuration Manager, data center staff can execute actions and changes required to conform the applicable servers and applications to one or more policies. Moreover, data center staff can use Configuration Manager for the remediation of specific policy violations identified by our Compliance Manager module.

        With Configuration Manager, data center staff use policies to provision servers from the operating systems to middleware to business applications. Configuration Manger provides a capability to deploy files, packages and patches, as well as specific configuration settings, such as modifying entries in a configuration file. A key feature is the ability to roll-back incorrect or unwanted changes to servers and applications. Configuration Manager features a cross-platform command line interface, called Network Shell™, which improves a systems administrator's productivity by allowing for the simultaneous execution of tasks and scripts across multiple servers. Included with Configuration Manager is job scheduler, which schedules change and configuration activity around maintenance windows and facilitates the management of a large number of tasks. With Configuration Manager, data center staff can populate all change and configuration information, including job activities and results, as well as policies and access control permissions, into a CMDB.

  Virtualization Manager

        By allowing multiple operating systems to be housed on one physical device, server virtualization helps IT departments reduce capital costs and address important IT initiatives such as server consolidation and business continuity. Our Virtualization Manager module, an add-on to the Operations Manager suite, allows IT departments to seamlessly manage, control and enforce configuration changes to both virtual and physical server and application environments allowing them to respond more quickly to changing business requirements and to realize greater business value from the data center.

        Deploying Virtualization Manager as part of the Orchestration Manager suite provides IT departments with a single interface and unified policy for managing both their virtual and physical server environments simultaneously. This allows for even greater standardization across environments within a particular data center.

Application Release Manager

        Our Application Release Manager product is designed to automate the process to roll-out applications from development to production environments in the data center. Application Release Manager provides a sophisticated packaging technology that enables the deployment of an application and all its underlying configuration items via an XML-based package. With Application Release Manager, IT departments can build packages that include (i) the specific software components that need to be deployed, (ii) the instructions that describe the particular sequence to install and configure the application and (iii) any required dependencies before installation can begin. In addition, with Application Release Manager, IT departments can ensure that server and application configurations are consistent across environments by auditing and remediating configuration inconsistencies.

        Application Release Manager includes the ability to roll-back all changes or selectively roll-back a subset of the changes included in the package to quickly return the application to a stable configuration. Moreover, with Application Release Manager, IT departments can define variables that change from environment to environment, so that when a package is promoted, the unique differences in each environment (e.g., inserting the correct IP address) are inherited rather than having to be manually entered each time. With this capability, Application Release Manager enables a single package to be used across development, quality assurance and production environments. Furthermore, Application Release Manager can define different access permissions for packages across different environments to control access as well as to foster collaboration between different IT teams.

Orchestration Manager

        IT departments today have invested in many different software tools to support different management functions in such areas as problem management, incident management, configuration management and release management. However, all these systems have different interfaces and islands of data. Consequently, data center staff have to spend an excessive amount of time moving between tools in order to gather necessary information or manually duplicate data in order for them to accomplish their tasks. Furthermore, during critical service-impacting outages, correlating data across different tools in a timely manner is difficult. This disjointed approach adds operational costs, increases the risk of human errors and impairs the IT department's ability to evolve from a device management to a service management orientation to better support the organization.

        Orchestration Manager allows for the development of workflows to address specific management processes across different functional groups in the data center. Additionally, it enables the seamless integration of our suite of software solutions with other major enterprise management applications, such as service desk, event correlation, monitoring/fault management, asset management and other device-specific tools. By doing so, Orchestration Manager enables IT departments to leverage the full business benefits of automation. Moreover, it allows customers to reduce the risk of being locked into a single vendor solution by seamlessly integrating best-of-breed management tools with minimal effort and cost.

        Using Orchestration Manager, IT departments can address true cross-functional service management initiatives related to best practices such as ITIL and COBIT, and enable the deployment and use of more complete CMDBs. In addition, Orchestration Manager adapts to policies and procedures that have already been carefully defined and tuned by IT departments over a long period of time, rather than forcing organizations to change policies and procedures to work around a specific product.

Our Professional Services

        Our customers require training, customer support and ongoing consulting in order to realize the full value from their use of our products. By providing the appropriate level of services to our customers, we increase the adoption rate of our products and increase levels of customer retention and satisfaction. As of April 30, 2007, we had 32 employees in professional services, which include consulting and education services, and eight employees in our customer support organization.

Consulting Services

        Our professional services offerings include technical consultants that can provide onsite guidance and technical support for our product deployments. Nearly every new customer engages our professional services team to help plan and execute their initial deployments. Consultants work alongside the customer's implementation team to provide deep expertise in installing and configuring the product to meet the customer's specific needs. We provide consulting as a paid service and operate the business as a profit center within the company. We also have relationships with third-party consulting organizations that we have trained to provide similar services to our customers.

Education Services

        Our education services are an important component of our overall professional services offering. This offering includes a comprehensive set of hands on classroom training courses that cover all aspects of our technology. We train our customers to install, configure and administer our products as well as how to manage the complete server lifecycle in the data center. When offered in conjunction with our consulting services, we can provide a comprehensive solution to enable customers to optimize their existing architecture and to accommodate unique approaches to configuration, provisioning, patching and other tasks. We offer education services to our customers, as well as to our resellers and partners, and are able to offer courses in our training centers or at the customer's site.

Customer Support

        We offer our customers ongoing support and maintenance for our products. Customers typically purchase one year of software maintenance and support with each new product license and renew for subsequent annual periods thereafter. Our support and maintenance program includes the right for our customers under the program to receive unspecified software updates, as well as maintenance releases and patches that become available during the maintenance and support period. In addition, our support and maintenance customers also have access to our web-based support portal through which they can participate in on-line forums and access our extensive product and technology knowledgebase. We offer two levels of support, standard and premium, each of which provide unlimited telephone and e-mail support, although standard support provides such access to our personnel during regular business hours, while premium provides such access to our support personnel on a 24/7 basis. Substantially all of our support personnel are based at our corporate headquarters in Lexington, Massachusetts.

Technology

        A key challenge with most data center automation tools is that they focus only on automating a set of management tasks performed by a particular group in isolation. Consequently, an inordinate amount of time, effort and money is spent reconciling conflicts resulting from actions performed by one group with the actions of another. This piecemeal approach results in diminished service quality, increased security risks and higher operating costs.

        Our principal products are built upon a next-generation architecture, which we refer to as our Synchronous Management Architecture™. This technology allows organizations to synchronize all configuration management activities across disparate IT groups performing different management actions. Our Synchronous Management Architecture™ ensures provisioning, configuration management and compliance management actions are not made in isolation, but in context of the overall needs of the organization, by enabling the use of dynamic policies that link specific people and groups to explicit configuration items and the precise management actions they are authorized to perform.

        Our unique architecture consists of the following core technology components:

  •
  An application server where the core management functionality (e.g., provisioning, configuration changes, compliance, etc.) is performed on an interactive or a scheduled basis;

  •
  A remote system call daemon, or RSCD, agent that acts as the instrument for discovering and auditing information as well as executing changes to servers and applications managed by our solution. For security reasons, the RSCD agent only communicates with the application server when prompted, through a secure network connection;

  •
  File and database servers where policies, configuration items, packages, patches, etc. are stored;

  •
  Graphical user interface, or GUI console for accessing the application server to perform the desired management actions; and

  •
  A reporting web interface and reporting warehouse that stores data received from the database server so that reporting and management actions may be run independently.

        Unlike other solutions, our next-generation architecture differentiates us by our single code base and unified policy model. We believe our architectural design provides us with significant competitive advantages, including enabling lower development and support costs and faster time to market for new features and functions.

Customers

        We provide products and services to enterprises, service providers, government agencies and other organizations in North America, Europe and Asia. As of April 30, 2007, more than 200 customers had licensed and installed our software. Our target markets are not confined to certain industries and geographies as we are focused on providing a solution that meets the needs of IT departments generally. As an example, we have a large installed base of Fortune Global 500 customers, including, as of April 30, 2007, ten of the top 50 global companies, three of the top 10 aerospace and defense companies, seven of the top 25 commercial and savings banks, two of the top five securities companies, two of the top three entertainment companies, two of the top three general merchandisers, six of the top 12 pharmaceutical companies and six of the top 10 telecommunications companies.

Sales and Marketing

        We market and sell our products and services primarily through our direct sales force, which consists of professional sales people that typically have several years of experience selling enterprise software to Fortune Global 500 companies. We also sell our products and services indirectly through multiple channels worldwide, including leading technology resellers, distributors and system integrators. These indirect sales channels often aid us in shortening the sales cycles we typically face with prospective customers.

        We focus our marketing efforts on increasing brand awareness, communicating product advantages and generating qualified leads for our sales force and channel partners. We rely on a variety of marketing vehicles, including trade shows, advertising, public relations, industry research, our website and collaborative relationships with technology vendors.

        As of April 30, 2007, we had 98 employees in sales and marketing, including 68 sales professionals domestically and 26 sales professionals internationally. For fiscal 2006, we generated approximately 24% of our net revenues from customers in Europe and Asia. For more information relating to our net sales by geographic area, see note 12 to the consolidated financial statements. In the long term, we expect international markets to provide increased opportunities for our products and services.

Research and Development

        Our ability to compete in the highly competitive data center automation market depends in large part on our continuous commitment to research and development and our ability to timely introduce new products, technologies, features and functionality. Our research and development organization is responsible for the design, development, testing and certification of our data center automation software. Our research and development efforts are focused on developing new products and core technologies and further enhancing the functionality, reliability, performance and flexibility of existing products. A primary goal of our research and development is to anticipate customer demands and bring new products and new versions of existing products to market quickly in order to remain competitive in the marketplace. Our research and development activities are directed by individuals with significant expertise and industry experience.

        Our research and development organization integrates input from its four main constituent groups, architecture (including our Chief Technology Officer), engineering, support and product management, in order to formulate release plans for our products around configuration management, data center operations and application release management. The release plans strike a balance between customer feature requests, strategic initiatives and support issue resolution.

        As of April 30, 2007, we had 94 employees in our research and development group, of which 38 are located in our Pune, India development center. Our research and development expenses were $4.4 million in fiscal 2004, $7.2 million in fiscal 2005 and $8.8 million in fiscal 2006.

Competition

        The data center automation software market is intensely competitive, highly fragmented and characterized by rapidly changing technology, frequent product introductions, changes in customer demands and evolving industry standards. Competitors vary in size, scope and breadth of products and services offered. Our primary competitors include BMC Software, Inc., Configuresoft, Inc., Hewlett-Packard Company, International Business Machines Corporation, Opsware Inc. and Symantec Corporation. Many of our primary competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources than we do, as well as larger overall installed customer bases, greater name recognition and broader product offerings, including, in some cases, hardware. These competitors can devote greater resources to the development, promotion, sale and support of their products than we can and have the ability to bundle their hardware and software products in a combined offering.

        It is a costly and time-consuming process to change data center automation software. Because we offer organizations the ability to automate their operations, we compete against a prospective customer's internal operations department, which may prefer to use their internally-developed tools to manage their own operations. This may particularly be the case with larger organizations, which represent one of our key target markets. In addition, many of our prospective customers have installed earlier generations of data center automation software or have other technology relationships, which gives an incumbent competitor an advantage in retaining a customer due to such incumbent's familiarity with the customer and also because some customers are reluctant to change providers.

        We believe the principal competitive factors in the data center automation software market include:

  •
  performance, scalability, functionality, flexibility and reliability of the product offerings;

  •
  ease of integration with existing applications and infrastructure;

  •
  price and the cost efficiency of deployment and ongoing support;

  •
  quality of professional services, as well as customer support and maintenance; and

  •
  name recognition and reputation.

        Although many of our competitors have greater resources, larger overall installed customer bases and greater name recognition, we believe we compete favorably on the basis of these competitive factors. Specifically, we believe that our next-generation architectural design, as well as the resulting features and functionalities, provide us with a significant competitive advantage over our competition, including those with greater financial resources, a higher level of name recognition and broader product offerings. A few of the advantages that we think are offered by our solutions' single code base and unified policy across platforms include greater flexibility and lower implementation cost for our customers, as well as lower development and support costs and faster time to market for new features and functionality for us.

Intellectual Property

        The proprietary nature of, and protection for, our products, product candidates, processes and know-how are important to our business. To protect our intellectual property, both domestically and abroad, we rely on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We have established and continue to build proprietary positions for our product candidates and technology in the United States and abroad. We have three pending U.S. patent applications and three patent applications pending in the European Patent Office, relating generally to our distributed server administration, transaction safe deployment (through the use of roll-back) and server compliance technologies.

        We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any patents that may be granted to us in the future will be commercially useful in protecting our technology. In addition, despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. While we cannot determine the extent to which piracy of our software products occurs, we expect software piracy could be a problem. For this and more comprehensive risks related to our intellectual property, please see "Risk Factors—Protection of our intellectual property is limited, and any misuse of our intellectual property by others could materially adversely affect our sales and results of operations."

Facilities

        Our corporate headquarters are located in Lexington, Massachusetts, where we lease approximately 31,697 square feet of commercial space under a lease that expires in 2010. We use this space for our principal sales, engineering, customer service and administrative purposes.

        In connection with our sales efforts in the United States and abroad, we lease office space typically on a short-term renewable basis in New Jersey, Virginia, New York, Pennsylvania, Texas, Indiana, Illinois, Ohio and California domestically and Canada, United Kingdom, France, Netherlands, Germany, Italy and Japan internationally. We also lease office space in Pune, India that we use as a significant research and development facility.

        We believe that our facilities are generally suitable to meet our needs for the foreseeable future; however, we will continue to seek additional space as needed to satisfy our growth.

Employees

        As of April 30, 2007, we had 256 full-time employees worldwide, including 98 in sales and marketing, 94 in research and development, 40 in professional services and support and 24 in general administration. None of our employees located in the United States is represented by a union. Many of our employees in Europe are represented by workers' councils. We believe that we have good relations with our employees.

Legal Proceedings

        From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our directors and executive officers, including their ages as of April 30, 2007.

Name	Age	Position
Dev Ittycheria	40	President, Chief Executive Officer and Director
Vijay Manwani	41	Senior Vice President, Chief Technology Officer, Secretary and Director
John J. Gavin, Jr.	51	Senior Vice President and Chief Financial Officer
John McMahon	51	Senior Vice President, Worldwide Sales and Customer Services
Jeffrey Liotta	54	Vice President, Research and Development
Steven C. Walske(1)(2)	55	Chairman of the Board of Directors
Edwin J. Gillis(2)(3)	58	Director
Robert P. Goodman(1)	46	Director
Peter Gyenes(1)(3)	61	Director
R. David Tabors(2)	35	Director
Mark Terbeek(3)	36	Director

(1)
Member of the nominating and corporate governance committee.

(2)
Member of the compensation committee.

(3)
Member of the audit committee.

        Dev Ittycheria.    Mr. Ittycheria, our co-founder, has served as a director and as our President and Chief Executive Officer since 2001. From May 2001 to July 2001, Mr. Ittycheria was an entrepreneur-in-residence at Bessemer Venture Partners, a venture capital firm. From 1998 to 2001, Mr. Ittycheria was an officer and senior vice president at Breakaway Solutions, Inc. and the co-founder, president and chief executive officer of Applica Corporation, an application services provider, which was acquired by Breakaway Solutions, Inc. in 1999. Mr. Ittycheria has also held senior positions in the data communications businesses of AT&T Inc. and Teleport Communications Group, Inc. Mr. Ittycheria holds a Bachelor of Science from Rutgers University, College of Engineering.

        Vijay Manwani.    Mr. Manwani, our co-founder, has served as a director and as our Senior Vice President, Chief Technology Officer and Secretary since 2001. From February 2001 to August 2001, Mr. Manwani was an entrepreneur-in-residence at Battery Ventures, a venture capital firm. From 2000 to 2001, Mr. Manwani was the chief technology officer at Breakaway Solutions, Inc., a full-service provider of strategy, e-business implementation and application hosting solutions. From 1997 to 2000, Mr. Manwani was the chief technology officer and co-founder of Eggrock Partners, Inc., a systems integration consulting firm and application service provider that was acquired by Breakaway Solutions, Inc. in 2000. Mr. Manwani holds a Bachelor of Science from Pune University, India.

        John J. Gavin, Jr.    Mr. Gavin has served as our Senior Vice President and Chief Financial Officer since January 2007. From 2004 to 2006, Mr. Gavin was the chief financial officer of NaviSite, Inc., a provider of application and infrastructure management services. From 2001 to 2005, Mr. Gavin served on the board of directors and as chairman of the audit committee of Ascential Software Corporation. From 2002 to 2004, Mr. Gavin was a private investor. From 2000 to 2001, Mr. Gavin served as senior vice president and chief financial officer of Cambridge Technology Partners, which was acquired by Novell, Inc. in 2001. Prior to his work at Cambridge Technology Partners, Mr. Gavin spent twelve years at Data General Corporation, a manufacturer of multi-user computer systems, where he served in the positions of chief financial officer, vice president of finance, corporate controller and treasurer. Mr. Gavin also spent ten years at Price Waterhouse LLP in various accounting and audit positions, including serving as senior manager in charge of multi-national audits. Mr. Gavin currently serves on the board of directors as the chair of the audit committee of Vistaprint Inc. Mr. Gavin holds a Bachelor of Science from Providence College and is a Certified Public Accountant.

        John McMahon.    Mr. McMahon has served as our Senior Vice President of Worldwide Sales and Customer Services since 2005. From 1989 to 1998, Mr. McMahon was employed at Parametric Technology Corporation, supplier of mechanical design and manufacturing equipment, where he last served as executive vice president of worldwide sales. From 1998 to 2000, Mr. McMahon served as executive vice president of worldwide sales at GeoTel Communications Corporation, a provider of software solutions for distributed voice call centers, where he managed the worldwide sales force prior to its acquisition by Cisco Systems, Inc. Mr. McMahon also served as executive vice president of worldwide sales of Ariba, Inc., a provider of intranet- and Internet-based business-to-business electronic commerce solutions, from 2000 to 2001 and president and chief operating officer of HighRoads Inc., formerly known as IE-Engine, Inc., a provider of e-procurement workflow solutions for employee benefits, from 2002 to 2004. Mr. McMahon holds Bachelor of Science from the New Jersey Institute of Technology.

        Jeffrey Liotta.    Mr. Liotta has served as our Vice President of Research and Development since June 2006. From 2004 to 2006, Mr. Liotta ran the software organization for the semiconductor test division of Teradyne, Inc., a supplier of automated test equipment. From February 2004 to August 2004, Mr. Liotta was chief technology officer at Ruckus Network, Inc., which offers a college-only multimedia service. From 2001 to 2003, Mr. Liotta was vice president of engineering at Avid Technology, Inc., a provider of non-linear digital editing for the movie and television industry. Mr. Liotta's past experience includes general management and senior engineering management positions at Hewlett-Packard Company, Banyan Systems, Inc. and Apollo Computer, Inc. Mr. Liotta holds a Bachelor of Arts from Duke University and a Masters in Computer Science from the University of North Carolina at Chapel Hill.

        Steven C. Walske.    Mr. Walske has served as the Chairman of our board of directors since 2005 and has served on our board of directors since November 2002. Mr. Walske is a Managing Director of Myriad Investments, LLC, a private equity firm specializing in investments in software companies. From 2000 to 2005, Mr. Walske served as chief business strategist of Parametric Technology Corporation, a supplier of mechanical design and manufacturing software, and served as chief executive officer from 1986 to 2000 and as chairman from 1994 to 2000. Mr. Walske also serves as a member of the board of directors of Endeca Technologies, Inc., firstRain, Inc., SpaceClaim Corp. and Synopsys, Inc., and as a member of the advisory board at Ampersand Ventures. Mr. Walske holds Bachelor of Arts from Princeton University and a Master of Business Administration from Harvard Business School.

        Edwin J. Gillis.    Mr. Gillis has served on our board of directors since January 2007. From July 2005 to December 2005, Mr. Gillis served as senior vice president of administration and integration of Symantec Corporation, a provider of infrastructure software. From 2002 to 2005, Mr. Gillis served as executive vice president and chief financial officer of Veritas Software Corporation, a provider of software to enable utility computing. From 1995 to 2002, Mr. Gillis was executive vice president and chief financial officer of Parametric Technology Corporation, a supplier of mechanical design and manufacturing software. Mr. Gillis was a former partner at Coopers & Lybrand L.L.P. and a certified public accountant. Mr. Gillis also serves as a member of the board of directors of Teradyne, Inc. and several privately-held technology companies. Mr. Gillis holds a Bachelor of Arts from Clark University, a Masters in International Relations from the University of Southern California, a Master of Business Administration from Harvard Business School.

        Robert P. Goodman.    Mr. Goodman has served on our board of directors since 2001. Mr. Goodman joined Bessemer Venture Partners in 1998, a venture capital firm, and currently serves as a Managing Partner. Prior to joining Bessemer, Mr. Goodman co-founded and served as chief executive officer of

Celcore, Inc., a wireless equipment company, and Boatphone Marketing, a management company for cellular telecommunication companies. Mr. Goodman also serves as a member of the board of directors of Broadsoft Inc., ColorChip Ltd., IAG Research, Inc., Netsmart Technologies, Inc., Sandbridge Technologies, Inc., Siano Mobile Silicon, Inc. and Zensys, Inc. Mr. Goodman holds a Bachelor of Arts from Brown University and a Master of Business Administration from the Columbia University Graduate School of Business.

        Peter Gyenes.    Mr. Gyenes has served on our board of directors since June 2006. Mr. Gyenes served as chairman and chief executive officer of Ascential Software Corporation, an enterprise software company, from 2001 until its acquisition by IBM in 2005. Prior to Ascential Software Corporation, Mr. Gyenes served as chairman and chief executive officer of Informix Software, where he led the sale of its database business to IBM and the transition from Informix Software to Ascential Software Corporation. Mr. Gyenes was chairman and chief executive officer of Ardent Software, which he joined in 1996, and which was acquired by Informix in 2000. Previously, Mr. Gyenes served as president and chief executive officer of Racal InterLan, Inc., and in executive positions at Data General Corporation, Encore Computer Corporation and Prime Computer, Inc. Earlier in his career, he held sales and technical positions at Xerox Data Systems and IBM. Mr. Gyenes also serves as a member of the board of directors of Applix, Inc., Lawson Software, Inc. and webMethods, Inc., as well as several privately-held technology companies and is a trustee of the Massachusetts Technology Leadership Council. Mr. Gyenes holds a Bachelor of Arts from Columbia University and a Master of Business Administration from the Columbia University Graduate School of Business.

        R. David Tabors.    Mr. Tabors has served on our board of directors since 2001. Mr. Tabors is a general partner at Battery Ventures, a venture capital firm. Prior to joining Battery in 1995, Mr. Tabors worked at Cambridge Associates, a financial consulting firm. Mr. Tabors also serves as a member of the board of directors of ChemConnect, Inc., Consona Corporation and MCA Solutions, Inc. Mr. Tabors holds a Bachelor of Arts from Dartmouth College.

        Mark Terbeek.    Mr. Terbeek has served on our board of directors since 2004. Mr. Terbeek is a general partner at MK Capital, a venture capital fund. Prior to founding MK Capital, Mr. Terbeek co-founded Jamcracker, Inc., an enterprise software provider, and served as its vice president of corporate development. Prior to Jamcracker, Inc., Mr. Terbeek worked as a business analyst at McKinsey & Co., a management consulting firm. Mr. Terbeek also serves as a member of the board of directors of Klir Technologies, Inc., Netuitive, Inc., NXTV, Inc. and NBX Inc. Mr. Terbeek holds a Bachelor of Arts from DePauw University and a Master of Business Administration from the Stanford University Graduate School of Business.

Board of Directors

        We currently have eight directors, six of whom were elected as a director under board composition provisions of a stockholders' agreement or our certificate of incorporation. Each of Bessemer Venture Partners, Battery Ventures, Globespan Capital Partners and MK Capital Partners, or certain of their affiliates, has the right to nominate and elect one member of our board of directors pursuant to the provisions of our stockholders' agreement and certificate of incorporation. The board composition provisions of the stockholders' agreement and our certificate of incorporation will be terminated upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Steven C. Walske currently serves as the Chairman of our board of directors.

        Following this offering, our board of directors will be divided into three classes with members of each class of directors serving for staggered three-year terms. Our board of directors will consist of three Class I directors (currently            ,             and            ), three Class II directors (currently            ,             and

) and two Class III directors (currently            and            ), whose initial terms will expire at the annual meetings of stockholders held in 2008, 2009 and 2010, respectively. Our classified board could have the effect of making it more difficult for a third party to acquire control of us.

Board Committees

        Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and functioning of our board of directors and all of our committees complies with the rules of the SEC and the Nasdaq Global Market that are currently applicable to us, and we intend to comply with additional requirements to the extent that they become applicable to us.

Audit Committee

        The audit committee of our board of directors consists of Edwin J. Gillis, Peter Gyenes and Mark Terbeek. Mr. Gillis serves as the Chairman of the audit committee. Our board of directors has determined that each member of the audit committee is "independent" as that term is defined in the rules of the SEC and the applicable Nasdaq rules. Our board of directors has determined that Mr. Gillis qualifies as an "audit committee financial expert" as such term is defined in the rules of the SEC. In making its determination, our board of directors considered the nature and scope of the experiences and responsibilities Mr. Gillis has previously had with reporting companies.

        The audit committee operates pursuant to a charter that was approved by our board of directors. The purposes of the audit committee are to, among other functions, oversee our accounting and financial reporting processes and the audits of our financial statements, take, or recommend that our board of directors take, appropriate action to oversee the qualifications, independence and performance of our independent auditors, and prepare the audit committee report required to be included in our annual proxy statements.

Compensation Committee

        The compensation committee of our board of directors consists of Edwin J. Gillis, R. David Tabors and Steven C. Walske. Mr. Tabors serves as the Chairman of the compensation committee. Our board of directors has determined that each member of the compensation committee is "independent" as that term is defined in the applicable Nasdaq rules.

        The compensation committee operates pursuant to a charter that was approved by our board of directors. The purposes of the compensation committee are to, among other functions, discharge our board of directors' responsibilities relating to compensation of our directors and executives, oversee our overall compensation programs and prepare the compensation committee report required to be included in our annual proxy statement.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee of our board of directors consists of Robert P. Goodman, Peter Gyenes and Steven C. Walske. Mr. Gyenes serves as the Chairman of the nominating and corporate governance committee. Our board of directors has determined that each member of the nominating and corporate governance committee is "independent" as that term is defined in the applicable Nasdaq rules.

        The nominating and corporate governance committee operates pursuant to a charter that was approved by our board of directors. The purposes of the nominating and corporate governance committee are to, among other functions, identify individuals qualified to become board members, recommend that our board of directors select the director nominees for election at each annual meeting of stockholders and periodically review and recommend any changes to our corporate governance guidelines to our board of directors.

Director Compensation

        Directors who are also our employees receive no additional compensation for their services as directors. Each non-employee director is entitled to receive an annual fee from us of $                    . In addition, we pay our non-employee directors a fee of $            for each in-person board of directors meeting they attend, $                    for each telephonic board of directors meeting they attend, and $                    for each committee meeting they attend, either in person or telephonically. The chairperson of our audit committee receives an additional annual fee of $                    . We also reimburse non-employee directors for reasonable expenses incurred in connection with attending board of directors and committee meetings.

        Upon election to our board of directors, non-employee directors are granted an option to purchase            shares of our common stock, which vests in equal installments over three years. Additional grants to our non-employee directors will be made every      years. The exercise price of these stock options is the fair market value of our shares of common stock as determined by our board of directors as of the date of the option grant. The vesting of these stock options accelerates upon a change of control of our company.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has ever been an employee of our company.

Executive Officers

        Each of our executive officers has been appointed by our board of directors and serves until his or her successor is duly appointed and qualified.

Executive Compensation

        The following summarizes the compensation earned during the fiscal period ended September 30, 2006 (nine months), which we refer to as "fiscal 2006," by our Chief Executive Officer and our four other most highly compensated executive officers who were serving as executive officers as of September 30, 2006 and whose total compensation exceeded $100,000, as well as our newly appointed Chief Financial Officer. We refer to these individuals as our "named executive officers."

Summary Compensation Table

					Long Term Compensation
		Annual Compensation
					Restricted Stock Awards ($)		Securities Underlying Options (#)
Name and Principal Position	Year	Base Salary ($)	Bonus ($)(1)	Other Annual Compensation ($)				All Other Compensation ($)
Dev Ittycheria(2) President, Chief Executive Officer and Director	2006	150,000	155,400	*	—		—	—
John J. Gavin, Jr.(3) Chief Financial Officer	2006	—	—	—	—		—	—
Vijay Manwani(4) Chief Technology Officer and Senior Vice President	2006	138,750	129,371	*	—		—	—
John McMahon(5) Senior Vice President, Worldwide Sales and Services	2006	131,250	177,329	*	—		—	—
Jeffrey Liotta(6) Vice President, Research and Development	2006	47,115	22,269	*	0	(7)	375,000	—
Melissa Cruz(8) Chief Financial Officer	2006	120,000	49,080	*	—		—	—

*
Excludes benefits and perquisites received by the named executive officers that do not exceed the lesser of $50,000 or 10% of any such named executive officer's annual compensation reported in this table.

(1)
Reflects amounts paid in fiscal 2007 in respect of services performed in fiscal 2006.

(2)
Mr. Ittycheria's annual base salary is $200,000. His salary for fiscal 2006 reflects the change of our fiscal year end from December 31 to September 30.

(3)
Mr. Gavin began his employment with us in January 2007. His annual base salary is $175,000. See "—Agreements with Executive Officers."

(4)
Mr. Manwani's annual base salary is $185,000. His salary for fiscal 2006 reflects the change of our fiscal year end from December 31 to September 30.

(5)
Mr. McMahon's annual base salary is $175,000. His salary for fiscal 2006 reflects the change of our fiscal year end from December 31 to September 30.

(6)
Mr. Liotta's annual base salary is $175,000. His salary for fiscal 2006 reflects the change of our fiscal year end from December 31 to September 30 and the fact that he began his employment with us in June 2006. In connection with his employment, Mr. Liotta was granted an option to purchase 375,000 shares of our common stock.

(7)
Mr. Liotta was issued 125,000 shares of restricted common stock for which he paid the fair market value of $168,750. The market value of these shares of restricted stock as of September 30, 2006 was $212,500.

(8)
Ms. Cruz began her employment with us in September 2005. In January 2007, Ms. Cruz resigned as our Chief Financial Officer. See "—Agreements with Executive Officers."

Option Grants in Last Fiscal Year

        In fiscal 2006, we granted options to purchase an aggregate of 2,060,150 shares of common stock under our 2001 Stock Option and Grant Plan to Mr. Liotta, other employees, consultants and non-employee directors. Each of these grants were made at an exercise price equal to the fair market value of our common stock on the date of grant, as determined by our board of directors. The potential realizable value, if applicable, is calculated based on the term of the option at its time of grant, which is ten years. This value is net of exercise prices and before taxes, and is based on an assumed initial public offering price of $            per share, which is the midpoint of the range listed on the cover page of this prospectus, and the assumption that our common stock appreciates at the rate shown, compounded annually, from the date of grant until its expiration date. These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised. We have not granted any stock appreciation rights.

Option/SAR Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in 2006
Name			Exercise Price Per Share	Expiration Date
					5%		10%
Dev Ittycheria	—	—	—	—		—		—
John J. Gavin, Jr.	—	—	—	—		—		—
Vijay Manwani	—	—	—	—		—		—
John McMahon	—	—	—	—		—		—
Jeffrey Liotta	375,000	18.2%	$1.35	6/23/2012	$		$
Melissa Cruz	—	—	—	—		—		—

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        None of our named executive officers or directors exercised any options during fiscal 2006. The following table sets forth information concerning the number and value of the unexercised options held by the named executive officers at the end of fiscal 2006. There was no public market for our common stock as of September 30, 2006. Accordingly, the value of unexercised in-the-money options, if applicable, represents the total gain that would be realized if all in-the-money options held at September 30, 2006 were exercised, determined by multiplying the number of shares underlying the options by the difference between an assumed initial public offering price of $     per share, which is the midpoint of the range listed on the cover page of this prospectus, and the per share option exercise price.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

	Number of Securities Underlying Unexercised Options at September 30, 2006		Value of Unexercised In-the-Money Options at September 30, 2006
Name
	Exercisable	Unexercisable	Exercisable		Unexercisable
Dev Ittycheria	384,165	335,835	$		$
John J. Gavin, Jr.	—	—		—		—
Vijay Manwani	384,165	335,835
John McMahon	—	—		—		—
Jeffrey Liotta	—	375,000		—
Melissa Cruz	—	405,000		—

Employee Benefit Plans

Third Amended and Restated 2001 Stock Option and Grant Plan

        Our Third Amended and Restated 2001 Stock Option and Grant Plan, or 2001 Option Plan, was adopted by our board of directors and approved by our stockholders on September 6, 2001, and amended on each of September 21, 2004, September 15, 2005 and November 14, 2006. The 2001 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, restricted stock awards and unrestricted stock awards. We reserved 14,500,000 shares of our common stock for the issuance of awards under the 2001 Option Plan. As of April 30, 2007, 950,088 of these shares were available for issuance under the 2001 Option Plan.

        The 2001 Option Plan is administered by either a committee of at least two directors, or by our full board of directors. The administrator of the 2001 Option Plan has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2001 Option Plan.

        The 2001 Option Plan permits us to make grants to officers, employees, directors, consultants and other key persons (including prospective employees). Stock options granted under the 2001 Option Plan have a maximum term of ten years from the date of grant, and incentive stock options have an exercise price of no less than the fair market value of the common stock on the date of grant. There are certain limits on the number of awards that may be granted under the 2001 Option Plan.

        In the event of a merger, sale of assets or dissolution of our company, or a similar "sale event" in which all awards are not assumed or substituted by the successor entity, all stock options and the 2001 Option Plan will terminate upon the effective time of such sale event following an exercise period. Restricted stock shall be treated as provided in the relevant award agreement.

        In connection with the adoption of our 2007 Stock Option and Incentive Plan, which is discussed in detail below, our board of directors determined not to grant any further awards under the 2001 Option Plan.

2007 Stock Option and Incentive Plan

        Our 2007 Stock Option and Incentive Plan, or 2007 Option Plan, was adopted by our board of directors and approved by our stockholders on                        , 2007. The 2007 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards, and dividend equivalent rights. We reserved                        shares of our common stock for the issuance of awards under the 2007 Option Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2007 Option Plan also will be available for future awards. As of                        , 2007, no awards had been granted under the 2007 Option Plan.

        The 2007 Option Plan is administered by either a committee of at least two non-employee directors, or by our full board of directors. The administrator of the 2007 Option Plan has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2007 Option Plan.

        All full-time and part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2007 Option Plan, subject to the discretion of the administrator. There are certain limits on the number of awards that may be granted under the 2007 Option Plan. For example, no more than                        shares of stock may be granted in the form of stock options or stock appreciation rights to any one individual during any one-calendar-year period.

        The exercise price of stock options awarded under the 2007 Option Plan may not be less than the fair market value of the common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2007 Option Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

        To qualify as incentive options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders. No incentive stock option awards may be granted under the 2007 Option Plan after                        , 2017.

        Automatic grants of stock options are made to our non-employee directors under the 2007 Option Plan. Each non-employee director will automatically be granted, upon his or her election to our board of directors, a non-qualified stock option to acquire            shares of common stock which will vest in equal installments over three years. Additional grants to our non-employee directors in amounts to be determined will be made every            years. The exercise price of these stock options is the fair market value of our common stock as determined by our board of directors as of the date of the option grant. The administrator also may make discretionary grants of non-qualified options to non-employee directors.

        Stock appreciation rights may also be granted under our 2007 Option Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. The exercise price of stock appreciation rights granted under our 2007 Option Plan may not be less than the fair market value of our common stock on the date of grant.

        Restricted stock may also be granted under our 2007 Option Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any recipient. The administrator may impose whatever vesting conditions it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

        Deferred and unrestricted stock awards may also be granted under our 2007 Option Plan. Deferred stock awards are units entitling the recipient to receive shares of stock paid out on a deferred basis, and subject to such restrictions and conditions, as the administrator shall determine. Certain grantees, including directors, will be permitted to defer their compensation and receive deferred stock awards in lieu of current cash compensation. All deferred compensation will be structured to meet the requirements of Section 409A of the Internal Revenue Code. Our 2007 Option Plan also gives the administrator discretion to grant stock awards free of any restrictions.

        Dividend equivalent rights may be granted under our 2007 Option Plan. Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and subject to other conditions, as the administrator shall determine.

        Unless the administrator provides otherwise, our 2007 Option Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

        In the event of a merger, sale or dissolution of our company, or a similar "sale event," all stock options and stock appreciation rights granted under the 2007 Option Plan will automatically become fully exercisable and all other awards granted under the 2007 Option Plan will become fully vested and non-forfeitable unless these awards are assumed by an entity who shares are publicly traded.

        Our board of directors may amend or discontinue the 2007 Option Plan at any time and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder's consent. Other than in the event of a necessary adjustment in connection with a change in the company's stock or a merger or similar transaction, the administrator may not "reprice" or otherwise reduce the exercise price of outstanding stock options. Further, amendments to the 2007 Option Plan will be subject to approval by our stockholders if the amendment (i) increases the number of shares available for issuance under the 2007 Option Plan, (ii) expands the types of awards available under, the eligibility to participate in, or the duration of, the plan, (iii) materially changes the method of determining fair market value for purposes of the 2007 Option Plan, (iv) is required by the Nasdaq Global Market rules, or (v) is required by the Internal Revenue Code to ensure that incentive options are tax-qualified.

Agreements with Executive Officers

Dev Ittycheria

        On September 6, 2001, we entered into an employment agreement with our President and Chief Executive Officer, Dev Ittycheria. The agreement automatically renews each year unless either Mr. Ittycheria or the company gives notice not less than thirty days before the anniversary of the agreement of such party's intent not to renew the agreement. Mr. Ittycheria's agreement originally called for the payment of $180,000 in annual base salary, subject to increases in amounts approved by our board of directors or the compensation committee. The agreement entitles Mr. Ittycheria to participate in any annual incentive program established by our board of directors or the compensation committee. Mr. Ittycheria was awarded a base salary of $150,000 and a performance bonus of $155,400 as a result of our performance in fiscal 2006 (nine months).

        Mr. Ittycheria's agreement provides standard company insurance and retirement benefits. The agreement also provides for severance payments for a period equal to the lesser of six months or the remainder of the term of the agreement in the event his employment with us is terminated as a result of his disability. In addition, in the case of termination by Mr. Ittycheria for good reason, or by us without cause, he will receive his full base salary and benefits until the later of six months after the date of his termination or the number of days equal to 25% of his time between the date of his termination and the fourth anniversary of the agreement.

        Mr. Ittycheria has entered into stock option agreements providing for the accelerated vesting of all of his stock options upon a change of control of our company equal to the greater of (i) twenty-five percent of his then unvested stock options or (ii) the number of his then unvested stock options that would have vested over the immediately following six-month period. Alternatively, in the event that Mr. Ittycheria's stock options are assumed, continued or substituted following a change of control of our company and his employment is terminated without cause, his stock options will be deemed vested and exercisable in full on the date of his termination.

        Mr. Ittycheria also entered into an employee confidentiality, assignment of inventions and non-competition agreement with us concurrently with the execution of his employment agreement, whereby Mr. Ittycheria agreed not to compete with us, or solicit or divert our clients for a period ending one year following the termination of his employment with us for any reason. Additionally, Mr. Ittycheria agreed to refrain from soliciting or hiring any of our employees for a period of one year following the termination of his employment with us for any reason.

        In April 2007, we entered into an agreement with Mr. Ittycheria pursuant to which we agreed to grant 100,000 shares of restricted stock to him upon the closing of this offering. The shares to be received by Mr. Ittycheria will be subject to certain transfer restrictions and repurchase rights, and will vest over a four year period, with the first 12,500 shares to vest on the six month anniversary of the date of grant, and the remaining 87,500 shares to vest thereafter in 14 successive equal quarterly installments of 6,250 shares.

John J. Gavin, Jr.

        On November 27, 2006, we entered into an offer letter regarding the employment of our Senior Vice President and Chief Financial Officer, John J. Gavin, Jr. In accordance with the offer letter, Mr. Gavin is to be paid an annual base salary of $175,000. Mr. Gavin is eligible to receive a targeted annual performance bonus of up to 50% of his base compensation if certain performance objectives are met, in accordance with the business plan set by our President and Chief Executive Officer. Mr. Gavin is an employee at-will, and his employment may be terminated by either party with or without prior written notice. Notwithstanding the at-will nature of his employment, if Mr. Gavin is terminated without cause, he will receive his full base salary and benefits for a period of six months.

        Mr. Gavin's offer letter provides for the accelerated vesting of all of his stock options upon a change of control of our company equal to the greater of (i) twenty-five percent of his then unvested stock options or (ii) the number of his then unvested stock options that would have vested over the immediately following six-month period. Alternatively, in the event that Mr. Gavin's stock options are assumed, continued or substituted following a change of control of our company and either (A) his employment is terminated by our company or its successor without cause or (B) Mr. Gavin terminates his employment for good reason, his stock options will be deemed vested and exercisable in full on the date of such termination.

        In connection with his employment, Mr. Gavin was granted an option to purchase 540,000 shares of our common stock, with 12.5% of the options vesting after the first six months of his employment and on a monthly basis at the rate of 1/42nd thereafter on the remaining 87.5% of the options. In accordance with the terms of the offer letter, Mr. Gavin is to receive an additional option to purchase 60,000 shares upon the successful completion of our initial public offering. The shares to be received by Mr. Gavin upon exercise of the options are subject to certain transfer restrictions and repurchase rights. These transfer restrictions and repurchase rights terminate upon the closing of this offering.

        Mr. Gavin also entered into an employee non-competition, nondisclosure and developments agreement as a condition of his employment, whereby Mr. Gavin agreed not to compete with us, or solicit or divert our clients for a period ending one year following the termination of his employment for any reason. Additionally, Mr. Gavin agreed to refrain from soliciting or hiring any of our employees for a period of one year following the termination of his employment for any reason. Mr. Gavin also agreed not to reveal, at any time, any confidential information or trade secrets of ours and that any intellectual property developments and benefits of such intellectual property developments generated by Mr. Gavin during the term of his employment are "works for hire" and are our property.

Vijay Manwani

        On September 6, 2001, we entered into an employment agreement with our Senior Vice President, Chief Technology Officer and Secretary, Vijay Manwani. The agreement automatically renews each year unless either Mr. Manwani or the company gives notice not less than thirty days before the anniversary of the agreement of such party's intent not to renew the agreement. Mr. Manwani's agreement originally called for the payment of $175,000 in annual base salary, subject to increases in amounts approved by our board of directors or the compensation committee. The agreement entitles Mr. Manwani to participate in any annual incentive program established by our board of directors or the compensation committee. Mr. Manwani was awarded a base salary of $138,750 and a performance bonus of $129,371 as a result of our performance in fiscal 2006 (nine months).

        Mr. Manwani's agreement provides standard company insurance and retirement benefits. The agreement also provides for severance payments for a period equal to the lesser of six months or the remainder of the term of the agreement in the event his employment with us is terminated as a result of his disability. In addition, in the case of termination by Mr. Manwani for good reason, or by us without cause, he will receive his full base salary and benefits for a period of six months.

        Mr. Manwani has entered into stock option agreements providing for the accelerated vesting of all of his stock options upon a change of control of our company equal to the greater of (i) twenty-five percent of his then unvested stock options or (ii) the number of his then unvested stock options that would have vested over the immediately following six-month period. Alternatively, in the event that Mr. Manwani's stock options are assumed, continued or substituted following a change of control of our company and his employment is terminated without cause, his stock options will be deemed vested and exercisable in full on the date of his termination.

        Mr. Manwani also entered into an employee confidentiality, assignment of inventions and non-competition agreement with us concurrently with the execution of his employment agreement, whereby Mr. Manwani agreed not to compete with us, or solicit or divert our clients for a period ending one year following the termination of his employment with us for any reason. Additionally, Mr. Manwani agreed to refrain from soliciting or hiring any of our employees for a period of one year following the termination of his employment with us for any reason.

John McMahon

        On August 24, 2005, we entered into an offer letter regarding the employment of our Senior Vice President of Worldwide Sales and Customer Services, John McMahon. In accordance with the offer letter, Mr. McMahon is to be paid an annual base salary of $175,000. Mr. McMahon is eligible to receive an annual commission bonus of $225,000 per year (or higher as determined by our compensation plan), paid on a quarterly basis, if certain performance objectives are met in accordance with the business plan set by our President and Chief Executive Officer. Mr. McMahon was awarded a base salary of $131,250 and an annual commission bonus of $177,329 in fiscal 2006 (nine months). Mr. McMahon is an employee at-will and his employment may be terminated by either party with or without prior written notice. Notwithstanding the at-will nature of his employment, if Mr. McMahon is terminated without "cause," he will receive his full base salary and benefits for a period of six months as well as six months continued vesting of his stock options.

        Mr. McMahon's offer letter provides for the accelerated vesting of all of his stock options upon a change of control of our company equal to the greater of (i) twenty-five percent of his then unvested stock options or (ii) the number of his then unvested stock options that would have vested over the immediately following six-month period. Alternatively, in the event that Mr. McMahon is involuntarily terminated by our company or its successor after a change of control, his remaining unvested stock options will be deemed vested and exercisable in full on the date of his termination.

        In connection with his employment, Mr. McMahon was granted an option to purchase 970,215 shares of our common stock, with 25% of the options vesting after the first year of his employment and on a monthly basis at the rate of 1/36th thereafter on the remaining 75% of the options. The shares to be received by Mr. McMahon upon exercise of the options are subject to certain transfer restrictions and repurchase rights. These transfer restrictions and repurchase rights terminate upon the closing of this offering.

        Mr. McMahon also entered into an employee non-competition, nondisclosure and developments agreement as a condition of his employment, whereby Mr. McMahon agreed not to compete with us, or solicit or divert our clients for a period ending one year following the termination of his employment for any reason. Additionally, Mr. McMahon agreed to refrain from soliciting or hiring any of our employees for a period of one year following the termination of his employment for any reason. Mr. McMahon also agreed not to reveal, at any time, any confidential information or trade secrets of ours and that any intellectual property developments and benefits of such intellectual property developments generated by Mr. McMahon during the term of his employment are "works for hire" and are our property.

Jeffrey Liotta

        On June 20, 2006, we entered into an offer letter regarding the employment with our Vice President of Research and Development, Jeffrey Liotta. In accordance with the offer letter, Mr. Liotta is to be paid an annual base salary of $175,000. Mr. Liotta is eligible to receive a targeted annual performance bonus of up to 50% of his base compensation if certain performance objectives are met, in accordance with the business plan set by our President and Chief Executive Officer. Mr. Liotta was awarded a base salary of $47,115 and a performance bonus of $22,269 as a result of our performance in fiscal 2006 (nine months). Mr. Liotta is an employee at-will and his employment may be terminated by either party with or without prior written notice. Notwithstanding the at-will nature of his employment, if Mr. Liotta is terminated without "cause," he will receive his full base salary and benefits for a period of six months as well as six months continued vesting of his stock options.

        Mr. Liotta's stock option agreement also provides for the accelerated vesting of all of his stock options upon a change of control of our company equal to the greater of (i) twenty-five percent of his then unvested stock options or (ii) the number of his then unvested stock options that would have vested over the immediately following six-month period. Alternatively, in the event that Mr. Liotta's stock options are assumed, continued or substituted following a change of control of our company and his employment is terminated without cause, his stock options will be deemed vested and exercisable in full on the date of his termination.

        In connection with his employment, Mr. Liotta was granted an option to purchase 375,000 shares of our common stock, with 25% of the options vesting after the first year of his employment and on a monthly basis at the rate of 1/36th thereafter on the remaining 75% of the options. We also issued to Mr. Liotta 125,000 shares of restricted common stock for which Mr. Liotta paid the fair market value of $168,750. The shares of restricted stock and the shares to be received by Mr. Liotta upon exercise of the options are subject to certain transfer restrictions and repurchase rights. These transfer restrictions and repurchase rights terminate upon the closing of this offering.

        Mr. Liotta also entered into an employee non-competition, nondisclosure and developments agreement as a condition of his employment, whereby Mr. Liotta agreed not to compete with us, or solicit or divert our clients for a period ending one year following the termination of his employment for any reason. Additionally, Mr. Liotta agreed to refrain from soliciting or hiring any of our employees for a period of one year following the termination of his employment for any reason. Mr. Liotta also agreed not to reveal, at any time, any confidential information or trade secrets of ours and that any intellectual property developments and benefits of such intellectual property developments generated by Mr. Liotta during the term of his employment are "works for hire" and are our property.

Melissa Cruz

        On November 9, 2006, we entered into a separation agreement and general release with Melissa Cruz, in connection with her resignation as our Chief Financial Officer. This agreement provides for salary continuation in the aggregate amount of $87,000 and health insurance premium continuation, each through July 2007. This agreement contains standard confidentiality provisions, and incorporates the terms of her noncompetition agreement, which contains standard assignment of invention provisions and requires Ms. Cruz to refrain from competing with us, soliciting our clients and hiring any individual that had been employed with us within the past twelve months, through November 2007. Subject to limited exceptions in the agreement, the company and Ms. Cruz mutually released each other from all claims arising from her employment. In connection with her execution of this agreement, Ms. Cruz received a final pro-rated bonus payment in the amount of $21,875. In November 2005, Ms. Cruz was granted 135,000 shares of restricted stock, 22,500 of which vested in November 2006 and 90,000 of which we accelerated in connection with her separation agreement.

Limitation of Liability and Indemnification

        As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws to be in effect at the closing of this offering that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

        In addition, our by-laws provide that:

  •
  we will indemnify our directors, executive officers and, in the discretion of our board of directors, employees to the fullest extent permitted by the Delaware General Corporation Law; and

  •
  we will advance expenses, including attorneys' fees, to our directors and, in the discretion of our board of directors, to executive officers and employees, in connection with legal proceedings, subject to limited exceptions.

        We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify these directors and executive officers to the fullest extent permitted by law and our certificate of incorporation and by-laws, and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

        We also maintain a general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors or officers of our company, or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

        These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

        At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Supplemental Disclosure Relating to Sales of Common Stock by Executive Officers

        From our inception in July 2001 to date, Mr. Ittycheria, our President, Chief Executive Officer and Director, has purchased an aggregate of 2,043,609 shares of our common stock. On April 3, 2007, Mr. Ittycheria sold an aggregate of 250,000 shares of his common stock in a private transaction at a price of $5.00 per share. Mr. Ittycheria sold these shares in a transaction in which the purchasers were an unaffiliated institutional investor that was not previously a company stockholder, and an affiliate of the MK Capital Funds, a current company stockholder. Mr. Terbeek, one of our directors, is a partner of the MK Capital Funds. Of the aggregate amount of shares purchased in the transaction, the unaffiliated institutional investor purchased approximately 62% and an affiliate of the MK Capital Funds purchased approximately 38%. This sale of common stock represented approximately 12.2% of the 2,043,609 shares then held by Mr. Ittycheria (or 9.9% of the 2,522,358 shares then beneficially owned by Mr. Ittycheria, which includes shares subject to options held by Mr. Ittycheria that are currently exercisable or exercisable within 60 days of February 28, 2007), and his remaining shares will represent approximately            % of the shares of common stock outstanding upon the completion of this offering.

        From our inception to date, Mr. Manwani, our Senior Vice President, Chief Technology Officer, Secretary and Director, has purchased an aggregate of 2,043,609 shares of our common stock. On April 3, 2007, Mr. Manwani sold an aggregate of 375,000 shares of his common stock in a private transaction at a price of $5.00 per share. Mr. Manwani sold these shares in a transaction in which the purchasers were an unaffiliated institutional investor that was not previously a company stockholder, and an affiliate of the MK Capital Funds, a current company stockholder. Mr. Terbeek, one of our directors, is a partner of the MK Capital Funds. Of the aggregate amount of shares purchased in the transaction, the unaffiliated institutional investor purchased approximately 62% and an affiliate of the MK Capital Funds purchased approximately 38%. This sale of common stock represented approximately 18.3% of the 2,043,609 shares then held by Mr. Manwani (or 14.9% of the 2,522,358 shares then beneficially owned by Mr. Manwani, which includes shares subject to options held by Mr. Manwani that are currently exercisable or exercisable within 60 days of February 28, 2007) and his remaining shares will represent approximately            % of the shares of common stock outstanding upon the completion of this offering.

        All holders of shares sold by Messrs. Ittycheria and Manwani are subject to restrictions from selling such shares during the 180-day period following this offering and are subject to applicable securities laws. See "Shares Eligible for Future Sale—Lock-up Agreements" and "Underwriting" for a description of such restrictions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Management and Others

Issuances of Preferred Stock

        Since January 2004, we have engaged in transactions regarding sales of our preferred stock to certain of our stockholders that beneficially own at least 5% of our voting securities and are affiliated with certain of our directors. In May 2004, we sold an aggregate of 3,380,281 shares of our Series C convertible preferred stock at a purchase price of $1.775 per share. In June 2005, we sold an aggregate of 2,377,457 shares of our Series D convertible preferred stock at a purchase price of $2.8602 per share.

        The following table summarizes the shares of our preferred stock purchased in these transactions by our 5% stockholders and entities affiliated with our directors. Each share of Series C convertible preferred stock and Series D convertible preferred stock listed below will convert upon the closing of this offering into one share of our common stock. In connection with the sale of our preferred stock in each of these transactions, we entered into agreements with the purchasers of our preferred stock that provided for, among other things, registration rights, participation rights, rights of first refusal, co-sale rights, agreements regarding the number and election of our directors and various reporting obligations. Upon the completion of this offering, our ongoing obligations under these agreements, except for our obligations regarding registration rights, which are described in the section entitled "Description of Capital Stock—Registration Rights," will terminate.

Investor	Series C Convertible Preferred Stock	Series D Convertible Preferred Stock
MK Capital SBIC, L.P.(1)	1,469,524	911,475
MK Capital, L.P.(1)	220,617	137,403
Bessemer Venture Partners V L.P.(2)	48,324	119,957
Bessec Ventures V L.P.(2)	54,493	135,270
BVE 2001 LLC(2)	1,223	3,034
BVE 2001(Q) LLC(2)	19,904	49,410
BIP 2001 L.P.(2)	16,901	41,955
Battery Ventures VI, L.P.(3)	135,211	167,820
Battery Investment Partners VI, LLC(4)	5,634	6,993
JAFCO America Technology Fund III, L.P.(5)	228,767	113,575
JAFCO America Technology Cayman Fund III, L.P.(5)	208,745	103,636
JAFCO USIT Fund III, L.P.(5)	100,964	50,126
JAFCO America Technology Affiliates Fund III, L.P.(5)	24,904	12,364

(1)
MK Capital Company is the manager of MK Capital Management SBIC, LLC and MK Capital Management, LLC, which are the general partners of MK Capital SBIC, L.P. and MK Capital, L.P., respectively, which are beneficial owners of more than 5% of our voting securities. Mr. Terbeek, one of our directors, is a partner of MK Capital Company.

(2)
Deer V & Co. LLC is the general partner of Bessemer Venture Partners V L.P., Bessec Ventures V L.P., BVE 2001 LLC, BVE 2001(Q) LLC and BIP 2001 L.P. (collectively, the "BVP Entities"), which are beneficial owners of more than 5% of our voting securities. Robert Goodman, Robin S. Chandra, J. Edmund Colloton and David J. Cowan are the managing members of the Deer V & Co. LLC and share voting and dispositive power over the shares held by the BVP Entities. Robert Goodman, one of our directors, disclaims ownership of the shares held by the BVP Entities except to the extent of his pecuniary interest in such shares.

(3)
The sole general partner of Battery Ventures VI, L.P. is Battery Partners VI, LLC. The managing members of Battery Partners VI, LLC are Thomas J. Crotty, Oliver D. Curme, Richard D. Frisbie, Morgan M. Jones, Kenneth P. Lawler, Mark H. Sherman, Scott Tobin and R. David Tabors, who hold voting and dispositive power for the shares held by the owner. R. David Tabors is one of our directors. All of the above disclaim beneficial ownership of the shares except to the extent of their pecuniary interest.

(4)
The managers of Battery Investment Partners VI, LLC are Thomas J. Crotty and Oliver D. Curme, who hold voting and dispositive power for the shares held by the owner. R. David Tabors, one of our directors, is a member of Battery Investment Partners VI, LLC. All of the above disclaims beneficial ownership of the shares except to the extent of any pecuniary interest therein.

(5)
JAV Management Associates III, L.L.C. is the general partner of JAFCO America Technology Fund III, L.P., JAFCO America Technology Cayman Fund III, L.P., JAFCO USIT Fund III, L.P. and JAFCO America Technology Affiliates Fund III, L.P., which are beneficial owners of more than 5% of our voting securities.

Stockholders' Agreement

        In connection with the investments in us by our preferred stockholders, we entered into a stockholders' agreement, dated June 24, 2005, among certain holders of our common stock, including Mr. Ittycheria and Mr. Manwani, and our preferred stockholders. The purpose of the stockholders' agreement is to govern the relationship among the parties to the agreement. The stockholders' agreement provides, among other things, the terms on which our securities held by these stockholders were to be transferred and voted. The stockholders' agreement contains customary transfer restrictions, rights of first refusal and co-sale, preemptive rights, anti-dilution provisions and voting obligations. The stockholders' agreement, and the respective rights and obligations of the parties thereto, terminates upon the closing of this offering.

Registration Rights Agreement

        In connection with the investment in us by our preferred stockholders, we entered into a registration rights agreement, dated June 24, 2005, with our preferred stockholders and our founders, including Mr. Ittycheria and Mr. Manwani, and other stockholders. Subject to the terms of this agreement, holders of shares having registration rights, or registrable securities, can demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. Our obligations pursuant to the registration rights agreement terminate on the earlier of (i) five years after the closing of this offering or (ii) with respect to any holder of securities subject to registration under the terms of the registration rights agreement, at such time as all such securities of such holder may be sold within a ninety day period pursuant to Rule 144 promulgated under the Securities Act of 1933. See "Description of Capital Stock—Registration Rights."

Indemnification and Employment Agreements

        We have agreed to indemnify our directors and officers in certain circumstances. See "Management—Limitation of Liability and Indemnification." We have also entered into employment agreements or offer letters, and non-competition agreements with our executive officers. See "Management—Agreements with Executive Officers."

Management Rights Agreements

        In connection with the investments in us through the purchase of shares of our Series A redeemable preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock by various investors, we entered into certain separate management rights agreements with such investors, including (i) Bessemer Venture Partners V L.P., Bessec Ventures V L.P., BVE 2001 LLC, BVE 2001(Q) LLC, BIP 2001 L.P., Battery Ventures VI, L.P. and Battery Investment Partners VI, LLC dated September 6, 2001, (ii) JAFCO America Technology Fund III, L.P. dated December 20, 2002 and (iii) MK Capital SBIC, L.P. dated June 23, 2005. Under the terms of these agreements, the investors party to such agreements were entitled to consult with and advise us on significant business issues, to submit business proposals or suggestions to our senior management and to meet with senior management to discuss such proposals or suggestions, to inspect our facilities and examine our books and records, subject to customary confidentiality restrictions on the use of such information and if at any time such investor or investors were not represented on our board of directors, to send a representative of such investor to attend all meetings of our board of directors in a nonvoting observer capacity. We did not pay any fees to, or receive any fees from any of the investors party to these management rights agreements in connection with these arrangements. These agreements terminate upon the closing of this offering.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock, as of April 30, 2007 unless otherwise indicated, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

  •
  each beneficial owner of more than 5% of our outstanding common stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of April 30, 2007 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Percentage ownership calculations below are based on 43,930,104 shares outstanding as of April 30, 2007, which assumes the conversion of all of our Series B convertible preferred stock, our Series C convertible preferred stock and our Series D convertible preferred stock into an aggregate of 19,114,222 shares of our common stock that will occur upon the closing of this offering.

        We have granted to the underwriters the option to purchase up to an additional            shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any. Information in the following table assumes that the underwriters do not exercise their over-allotment option.

	Beneficial Ownership Prior to Offering		Beneficial Ownership After Offering
Name and Address of Beneficial Owner(1)	Shares Beneficially Owned	Percentage	Shares Beneficially Owned	Percentage
More Than 5% Holders
Battery Funds(2)	9,320,867	21.2%
BVP Entities(3)	9,495,680	21.6
Globespan Funds(4)	7,521,323	17.1
MK Capital Funds(5)	3,139,019	7.1
Executive Officers and Directors
Dev Ittycheria(6)	2,298,192	5.2
John J. Gavin, Jr.	—	—
Vijay Manwani(7)	2,173,192	4.9
John McMahon(8)	424,469	1.0
Jeffrey Liotta(9)	218,751	*
Steven C. Walske(10)	727,660	1.7
Edwin J. Gillis(11)	194,444	*
Robert P. Goodman(12)	9,495,680	21.6
Peter Gyenes(13)	150,222	*
R. David Tabors(14)	9,320,867	21.2
Mark Terbeek(15)	3,139,019	7.1
All executive officers and directors as a group(16) (11 persons)	28,142,496	62.2

*
Represents less than 1% of the outstanding shares of our common stock.

(1)
Except as otherwise indicated, addresses are c/o BladeLogic, Inc., 10 Maguire Road, Building 3, Lexington, Massachusetts 02421.

(2)
Amounts shown reflect the aggregate number of shares of our common stock issuable upon conversion of outstanding shares of our preferred stock held by Battery Ventures VI, L.P. and Battery Investment Partners VI, LLC (collectively, the "Battery Funds"). The address of the Battery Funds is c/o Battery Ventures, Reservoir Woods, 930 Winter Street, Suite 2500, Waltham, MA 02451.

The sole general partner of Battery Ventures VI, L.P. is Battery Partners VI, LLC. The managing members of Battery Partners VI, LLC are Thomas J. Crotty, Oliver D. Curme, Richard D. Frisbie, Morgan M. Jones, Kenneth P. Lawler, Mark H. Sherman, Scott Tobin and R. David Tabors, who hold voting and dispositive power for the shares held by the owner. R. David Tabors is one of our directors. All of the above disclaim beneficial ownership of the shares except to the extent of their pecuniary interest. See Note 14 below.

The managers of Battery Investment Partners VI, LLC are Thomas J. Crotty and Oliver D. Curme, who hold voting and dispositive power for the shares held by the owner. R. David Tabors, one of our directors, is a member of Battery Investment Partners VI, LLC. All of the above disclaims beneficial ownership of the shares except to the extent of any pecuniary interest therein. See Note 14 below.

(3)
Amounts shown reflect the aggregate number of shares of our common stock issuable upon conversion of outstanding shares of our preferred stock held by Bessemer Venture Partners V L.P., Bessec Ventures V L.P., BVE 2001 LLC, BVE 2001(Q) LLC and BIP 2001 L.P. (collectively, the "BVP Entities"). The address of the BVP Entities is c/o Bessemer Venture Partners, 1865 Palmer Ave., Suite 104, Larchmont, NY 10538.

Deer V & Co. LLC is the general partner of Bessemer Venture Partners V L.P., Bessec Ventures V L.P., BVE 2001 LLC, BVE 2001(Q) LLC and BIP 2001 L.P. (collectively, the "BVP Entities"), which are beneficial owners of more than 5% of our voting securities. Robert P. Goodman, Robin S. Chandra, J. Edmund Colloton and David J. Cowan are the managing members of the Deer V & Co. LLC and share voting and dispositive power over the shares held by the BVP Entities. Robert P. Goodman, a member of our board of directors since September 2001, disclaims ownership of the shares held by the BVP Entities except to the extent of his pecuniary interest in such shares. See Note 12 below.

(4)
Amounts shown reflect the aggregate number of shares of our common stock issuable upon conversion of outstanding shares of our preferred stock held by JAFCO America Technology Fund III, L.P., JAFCO America Technology Cayman Fund III, L.P.,

  JAFCO USIT Fund III, L.P. and JAFCO America Technology Affiliates Fund III, L.P. (collectively, the "Globespan Funds"). The address of the Globespan Funds is c/o Globespan Capital Partners, One Boston Place, Suite 2810, Boston, MA 02108.

  Investment and voting control of the Globespan Funds is held by JAV Management Associates III, L.L.C. Voting and investment power with respect to such shares is vested in managing members of JAV Management Associates III, L.L.C. consisting of Andrew P. Goldfarb and Barry J. Schiffman. Ullas Naik, a managing director of Globespan Capital Partners, was one of our directors from December 2002 to June 2006.

(5)
Amounts shown reflect the aggregate number of shares of our common stock issuable upon conversion of outstanding shares of our preferred stock held by MK Capital SBIC, L.P. and MK Capital, L.P. (collectively, the "MK Capital Funds"). The address of the MK Capital Funds is 1033 Skokie Blvd, Suite 430, Northbrook, IL 60062.

Investment and voting control of the MK Capital Funds is held by MK Capital Company. Voting and investment power with respect to such shares is vested in the investment committee of MK Capital Company, which consists of four individuals, Mark Terbeek, Karen Buckner, Mark Koulogeorge and Bret Maxwell. Mark Terbeek, who is a general partner at MK Capital, has been a member of our board of directors since May 2004. See Note 15 below.

(6)
Includes 1,543,609 shares of our common stock held by Dev Ittycheria and 250,000 shares of our common stock held by the Dev Ittycheria 2007 GRAT, of which Mr. Ittycheria is the trustee. Also includes 504,583 shares subject to options that are immediately exercisable or exercisable within 60 days of April 30, 2007. The shares to be beneficially owned by Mr. Ittycheria after this offering reflect the grant by us to Mr. Ittycheria of 100,000 shares of restricted stock, which grant is contingent upon the closing of this offering.

(7)
Includes 1,368,609 shares of our common stock held by Vijay Manwani and 300,000 shares of our common stock held by the Vijay Manwani 2007 GRAT, of which Mr. Manwani is the trustee. Also includes 504,583 shares subject to options that are immediately exercisable or exercisable within 60 days of April 30, 2007. Mr. Terbeek, one of our directors, is a partner of MK Capital.

(8)
Includes 181,915 shares subject to options that are immediately exercisable or exercisable within 60 days of April 30, 2007.

(9)
Includes 125,000 shares of restricted stock that contain restrictions on transfer and 93,751 shares subject to options that are immediately exercisable or exercisable within 60 days of April 30, 2007.

(10)
Amounts shown reflect 447,060 shares of our common stock held by Myriad Investments, LLC, which includes the aggregate number of shares of our common stock issuable upon conversion of shares of our preferred stock. Also includes 380,600 shares of restricted common stock held by Mr. Walske and Myriad Investments, LLC, 184,114 shares of which contain restrictions on transfer. Mr. Walske is a Managing Director of Myriad Investments, and may be considered to have beneficial ownership of Myriad Investments' interest in us.

(11)
Includes 150,000 shares of restricted stock that contain restrictions on transfer.

(12)
Robert Goodman is a Managing Partner of Bessemer Venture Partners and may be considered to have beneficial ownership of the BVP Entities' interest in us. Mr. Goodman disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest in such shares. Mr. Goodman has been a member of our board of directors since September 2001. See Note 3 above.

(13)
Includes 128,000 shares of restricted stock, 102,250 shares of which contain restrictions on transfer.

(14)
R. David Tabors is a General Partner of Battery Ventures, and may be considered to have beneficial ownership of the Battery Funds' interest in us. Mr. Tabors disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest in such shares. Mr. Tabors has been a member of our board of directors since September 2001. See Note 2 above.

(15)
Mark Terbeek is a General Partner of MK Capital, and may be considered to have beneficial ownership of the MK Capital Funds' interest in us. Mr. Terbeek disclaims beneficial ownership of all such shares except to the extent of his percunuary interest therein. Mr. Terbeek has been a member of our board of directors since May 25, 2004. See Note 5 above.

(16)
Includes 1,284,832 shares subject to options that are immediately exercisable or exercisable within 60 days of April 30, 2007.

DESCRIPTION OF CAPITAL STOCK

General

        Upon completion of this offering, our authorized capital stock will consist of 90,000,000 shares of common stock, par value $0.001 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

        As of April 30, 2007, there were 24,815,882 shares of our common stock outstanding held by 140 stockholders of record, 12,000,000 shares of our Series A redeemable preferred stock outstanding held by seven stockholders of record, 13,356,484 shares of our Series B convertible preferred stock outstanding held by 17 stockholders of record, 3,380,281 shares of our Series C convertible preferred stock outstanding held by 15 stockholders of record, 2,377,457 shares of our Series D convertible preferred stock outstanding held by 15 stockholders of record and outstanding options to purchase 8,489,240 shares of our common stock under our stock option plans. Upon the completion of this offering, each share of our currently outstanding Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock will each be converted into one share of common stock for an aggregate of 19,114,222 shares of our common stock. Upon the completion of this offering, all Series A redeemable preferred stock will be immediately redeemed as discussed in the section entitled "Use of Proceeds."

Common Stock

        The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of any outstanding preferred stock.

        In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

Preferred Stock

        Upon the closing of this offering, all previously outstanding shares of our Series B, Series C and Series D convertible preferred stock will be converted into shares of our common stock. In addition, upon the closing of this offering, pursuant to an agreement entered into by us and the holders of Series A redeemable preferred stock, all previously outstanding shares of our Series A redeemable preferred stock will be redeemed by us at a price per share equal to $0.49 (as adjusted for stock splits, stock combinations, stock dividends and recapitalizations) plus any declared or accrued, but unpaid, dividends.

        Upon completion of this offering, our certificate of incorporation will provide for the designation and issuance of, and our board of directors will be authorized, without action by the stockholders, to designate and issue, up to 10,000,000 shares of preferred stock in one or more series. Our board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of our company and might harm the market price of our common stock. Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.

Warrants

        In connection with term loan, equipment and credit facility financing transactions that we entered into in March 2002, September 2003 and July 2004, respectively, we issued warrants to the lenders in these transactions. In connection with the March 2002 financing transaction, we issued a ten-year warrant, expiring March 22, 2012, to purchase 60,000 shares of our common stock at an exercise price of $0.01 per share. In connection with the September 2003 financing transaction, we issued a ten-year warrant, expiring September 25, 2013, to purchase 37,879 shares of our common stock at an exercise price of $0.66 per share. In connection with the July 2004 financing transaction, we issued a seven-year warrant, expiring July 22, 2011, to purchase 133,565 shares of our common stock at an exercise price of $0.7487 per share. The warrant expiring March 22, 2012 and warrant expiring September 25, 2013 may be exercised at the option of the holder either by delivery of the exercise price in cash or by a cashless exercise. The warrant expiring July 22, 2011 may be exercised at the option of the holder by delivery of the exercise price in cash. The warrant expiring March 22, 2012 also provides that the holder has a right of first refusal to purchase its pro rata portion of any new securities which we may, from time to time, propose to issue and sell. This right of first refusal will terminate upon the closing of this offering. Upon the closing of this offering, the warrant expiring March 22, 2012 will be exercisable for 60,000 shares of our common stock at an exercise price of $0.01 per share, and the warrant expiring September 25, 2013 will be exercisable for 37,879 shares of our common stock at an exercise price of $0.66 per share and the warrant expiring July 22, 2011, to purchase 133,565 shares of our common stock at an exercise price of $0.7487 per share.

Registration Rights

        We entered into a registration rights agreement, dated June 24, 2005, with our preferred stockholders and our founders, including Mr. Ittycheria and Mr. Manwani, and other stockholders. Subject to the terms of this agreement, holders of shares having registration rights, or registrable securities, can demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing.

        Demand Registration Rights.    At any time after the effective date of this offering, subject to certain exceptions, the holders of at least 30% the then outstanding registrable securities have the right to demand that we file a registration statement on Form S-1 covering the offering and sale of their shares of our common stock that are subject to the registration rights agreement; provided, however, that we are not obligated to cause the registration statement to become effective: (i) prior to the date which is 180 days following the effective date of this offering, (ii) during the 12 month period following the effective date of any other registration statement which the company has filed pursuant to the rights granted by the registration rights agreement, or (iii) if the company is then currently engaged in a self-tender or exchange offer and the filing of such registration statement would cause a violation of the Securities Exchange Act of 1934. We are not obligated to file a registration statement on Form S-1 on more than two occasions upon the request of the holders of at least 30% of registrable securities; however, this offering will not count toward that limitation.

        If we are eligible to file a registration statement on Form S-3, the holders of at least 30% of the then outstanding registrable securities have the right to demand, on one or more occasions, that we file registration statements on Form S-3 to cover the offer and sale of their shares of our common stock subject to the registration rights agreement, provided that the aggregate amount of securities to be sold pursuant to such request exceeds $1,000,000. We are not obligated to file a registration statement on Form S-3 on more than two occasions within a twelve month period upon the request of the holders of 30% of registrable securities.

        We have the ability to delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement or if our board of directors deems it in the best interest of us and our stockholders to delay such filing. Such postponements cannot exceed 45 days and we may not utilize this right more than once in any twelve month period.

        Piggyback Registration Rights.    All parties to the registration rights agreement have piggyback registration rights. Under these provisions, if we register any securities for public sale, including pursuant to any stockholder initiated demand registration, these stockholders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration.

        Expenses of Registration.    Subject to limited exceptions, we will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.

        Indemnification.    The registration rights agreement contains customary cross indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements, omissions or violation of securities law in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Certain Anti-Takeover Provisions of our Certificate of Incorporation and By-Laws

        Our certificate of incorporation and by-laws will, upon completion of this offering, include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

        Board Composition and Filling Vacancies.    In accordance with our certificate of incorporation, our board of directors is divided into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

        No Written Consent of Stockholders.    Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholder without holding a meeting of stockholders.

        Meetings of Stockholders.    Our by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

        Advance Notice Requirements.    Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

        Amendment to Certificate of Incorporation and By-Laws.    As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

        Undesignated Preferred Stock.    Our certificate of incorporation provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporate Law

        Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation's voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

  •
  at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Nasdaq Global Market Listing

        We have applied for the listing of our common stock on the Nasdaq Global Market under the symbol "BLOG."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                    .

SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock approved for quotation on the Nasdaq Global Market, we cannot assure you that there will be an active public market for our common stock. Because some shares of common stock will not be available for sale shortly after this offering as a result of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the future prevailing market price and our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

        Upon completion of this offering, we will have outstanding an aggregate of            shares of common stock, assuming the issuance of            shares of common stock offered hereby and no exercise of options after April 30, 2007. Of these shares, the            shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, whose sales would be subject to certain limitations and restrictions described below.

        The remaining shares of common stock held by existing stockholders (            shares, as of            , 2007, assuming the conversion of all of our outstanding preferred stock into            shares of our common stock) are "restricted securities" as that term is defined in Rule 144, and were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act of 1933. Of these shares,                  will be subject to "lock-up" agreements described below on the effective date of this offering. On the effective date of this offering, there will be                  shares which are not subject to lock-up agreements and eligible for sale pursuant to Rule 144(k). Upon expiration of the lock-up agreements 180 days after the effective date of this offering (unless extended in certain specified circumstances described below), the            shares of our common stock that were outstanding as of            , 2007 will become eligible for sale, subject in most cases to the limitations of Rule 144. In addition, holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below.

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness		Shares sold in this offering.
Upon Effectiveness		Freely tradable shares saleable under Rule 144(k) that are not subject to the lock up.
90 Days		Shares saleable under Rules 144 and 701 that are not subject to a lock up.
180 Days		Lock up released; shares saleable under Rules 144 and 701.
Thereafter		Restricted securities held for one year or less.

Employee Benefit Plans

        As of April 30, 2007, there were a total of 8,489,240 shares of common stock subject to outstanding options under our Third Amended and Restated 2001 Stock Option and Grant Plan, 2,596,019 of which were vested and exercisable. However,                  of these options are subject to 180 day lock-up agreements. Immediately after the completion of this offering, we intend to file registration statements on Form S-8 under the Securities Act of 1933 to register all of the shares of common stock issued or reserved for future issuance under the Third Amended and Restated 2001 Stock Option and Grant Plan and the 2007 Option Plan. On the date which is 180 days after the effective date of this offering, a total of approximately                        shares of common stock subject to outstanding options will be vested and exercisable. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to the Third Amended and Restated 2001 Stock Option and Grant Plan and the 2007 Option Plan generally would be available for resale in the public market.

Lock-up Agreements

        We, all of our directors and executive officers and certain of our other stockholders, have agreed, subject to certain limited exceptions, that, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

        Notwithstanding the foregoing, if: (1) during the last 17 days of the 180-day restricted period we issue a release regarding earnings or regarding material news or events relating to us; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Rule 144

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

  •
  1% of then-outstanding shares of common stock, which will equal approximately                shares immediately after the closing of this offering (approximately                shares if the underwriters exercise their over-allotment option in full); or

  •
  the average weekly trading volume in the common stock on the Nasdaq Global Market during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

        In general, subject to the lock-up agreements discussed above, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

        The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and subject to the contractual restrictions described above. Beginning 90 days after the date of this prospectus, such securities may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates without compliance with the one year minimum holding period requirements under Rule 144.

Registration Rights

        Upon completion of this offering, the holders of at least 38,804,887 shares of our common stock will be eligible for certain rights with respect to the registration of such shares under the Securities Act of 1933. See "Description of Capital Stock—Registration Rights." Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

        The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a "non-U.S. holder." For purposes of this discussion, a "non-U.S. holder" is a person or entity that does not own or has not owned, actually or constructively, more than 5% of our common stock, and is for U.S. federal income tax purposes:

  •
  a non-resident alien individual, other than certain former citizens and residents of the United States;

  •
  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of a jurisdiction other than the United States or any state or political subdivision thereof;

  •
  an estate, other than an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust, other than if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

        A "non-U.S. holder" does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of our stock and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

        This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

        The discussion below is limited to non-U.S. holders that hold our shares of common stock as capital assets within the meaning of the Code and that are not subject to special rules under the Code (e.g., financial institutions, governments or agencies or instrumentalities thereof, certain former citizens or residents of the United States, controlled foreign corporations, or passive foreign investment companies).

        If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisers regarding the tax consequences of the acquisition, holding and disposition of our common stock.

        Prospective holders are urged to consult their tax advisers with respect to the particular tax consequences to them of acquiring, holding and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

        As discussed in the section entitled "Dividend Policy," we do not anticipate paying any dividends in the foreseeable future. In the event that we do pay dividends, any dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder must provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under the treaty.

        The withholding tax does not apply to dividends paid to a non-U.S. holder that provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States ("effectively connected dividends"). Instead, effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to any applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax," currently at the rate of 30% (or a lower rate prescribed under an applicable income tax treaty).

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable income tax treaty providing otherwise; or

  •
  we are or have been a "U.S. real property holding corporation," as defined below, at any time within the five-year period preceding the disposition or during the non-U.S. holder's holding period, whichever period is shorter.

        We are not, and do not anticipate becoming, a U.S. real property holding corporation. Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its U.S. real property interests (as defined in the Code and the applicable Treasury regulations) equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Even if we were to become a U.S. real property holding corporation, gain on the sale or other disposition of common stock by a non-U.S. holder generally would not be subject to U.S. federal income tax, provided that the common stock is regularly traded on an established securities market and the non-U.S. holder does not actually or constructively own more than 5% of the common stock during the shorter of (1) the five-year period ending on the date of the disposition or (2) the period of time during which the holder held such shares.

Information Reporting Requirements and Backup Withholding

        Information returns will be filed with the Internal Revenue Service in connection with payments of dividends to a non-U.S. holder. Unless a non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the Internal Revenue Service in respect of the proceeds from a sale or other disposition of common stock and the non-U.S. holder may be subject to U.S. backup withholding on payments of dividends or on the proceeds from a sale or other disposition of common stock. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

        Individual Non-U.S. holders and entities the property of which is potentially includible in such an individual's gross estate for U.S. federal estate tax purposes (for example, a trust funded by a non-U.S. holder individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Citigroup Global Markets Inc.
Wachovia Capital Markets, LLC
Cowen and Company, LLC

Total

        The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $    a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $    a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of    additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $            , the total underwriters' discounts and commissions would be $            , and total proceeds to us would be $              .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

        Application has been made to have the common stock approved for quotation on the Nasdaq Global Market under the symbol "BLOG".

        We, all of our directors and executive officers and certain of our other stockholders, have agreed, subject to certain limited exceptions, that, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

        Notwithstanding the foregoing, if: (1) during the last 17 days of the 180-day restricted period we issue a release regarding earnings or regarding material news or events relating to us; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

        The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately $                  , which includes legal, accounting and printing costs and various other fees associated with registering and listing our common stock. As of    , 2007, we had expensed and incurred approximately $                  of these expenses.

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares of our common stock.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        From time to time, certain of the underwriters have provided, and continue to provide, investment banking services to us.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Directed Share Program

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to          shares offered in this prospectus for our directors, officers and employees. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

Pricing of this Offering

        Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations among us and the representative of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and our industry in general, sales, earnings and certain other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to us. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Entities in which attorneys of Goodwin Procter LLP have an interest beneficially own an aggregate of 40,070 shares of our common stock. Legal matters relating to this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

        The financial statements of BladeLogic, Inc. as of December 31, 2005 and September 30, 2006, and for each of the two years in the period ended December 31, 2005, and the nine month period ended September 30, 2006, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        Orchard Partners, Inc. has consented to reference in this prospectus of its reports to us setting forth its appraisal of our securities, and to the use in this prospectus of its name and any statements contained in such reports.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 (File No. 333-141915) under the Securities Act of 1933, as amended, with respect to the shares of common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

        Upon the closing of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549.

        You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

BladeLogic, Inc.

Index to Consolidated Financial Statements

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005, September 30, 2006, March 31, 2007 Actual (unaudited), and March 31, 2007 Pro Forma (unaudited)	F-3
Consolidated Statements of Operations for the Twelve Months Ended December 31, 2004 and 2005, the Nine Months Ended September 30, 2006, and the Six Months Ended March 31, 2006 and 2007 (unaudited)	F-4

Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders' Deficit for the Twelve Months Ended December 31, 2004 and 2005, the Nine Months Ended September 30, 2006, the Six Months Ended March 31, 2007 (unaudited), and the Six Months Ended March 31, 2007 Pro Forma (unaudited)	F-5
Consolidated Statements of Cash Flows for the Fiscal Periods Ended December 31, 2004 and 2005, the Fiscal Period Ended September 30, 2006, and the Six Months Ended March 31, 2006 and 2007 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of BladeLogic, Inc.:

        We have audited the accompanying consolidated balance sheets of BladeLogic, Inc. (the Company) as of December 31, 2005 and September 30, 2006, and the related consolidated statements of operations, changes in redeemable preferred stock and stockholders' deficit, and cash flows for each of the two years in the period ended December 31, 2005, and the nine month period ended September 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 2 to the consolidated financial statements, on January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, using the prospective-transition method.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BladeLogic, Inc. at December 31, 2005 and September 30, 2006, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, and the nine month period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.

                      /s/ Ernst & Young LLP

Boston, Massachusetts

April 3, 2007

BladeLogic, Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands, except shares and par value)

			March 31, 2007
	December 31, 2005	September 30, 2006	Actual	Pro Forma (Note 2)
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$11,153	$7,835	$9,754	$9,754
Accounts receivable, net	3,372	6,598	14,231	14,231
Prepaid expenses and other current assets	444	490	670	670

Total current assets	14,969	14,923	24,655	24,655
Property and equipment, net	868	882	930	930
Other assets	—	215	288	288

Total assets	$15,837	$16,020	$25,873	$25,873

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$628	$511	$453	$453
Accrued employee costs	1,502	2,359	3,322	3,322
Accrued other expenses	814	1,641	2,744	2,744
Deferred revenue, current portion	5,111	8,097	11,882	11,882
Shares subject to mandatory redemption	—	—	—	5,880

Total current liabilities	8,055	12,608	18,401	24,281
Deferred revenue, net of current portion	494	677	4,147	4,147
Stockholder deposits on restricted stock purchase	420	445	309	309

Total liabilities	8,969	13,730	22,857	28,737
Commitments (Notes 7 and 11)
Redeemable preferred stock:
Redeemable series A preferred stock, $0.001 par value; 12,000,000 shares authorized, issued and outstanding (liquidation preference $5,880)	4,827	5,137	5,332	—
Redeemable convertible preferred stock, $0.001 par value; 19,114,222 total shares authorized, total shares issued and outstanding 19,114,222 (liquidation preference $22,800) (Note 8)	22,711	22,756	22,777	—
Stockholders' deficit:
Common stock, $0.001 par value; 53,645,666 shares authorized; 23,305,817 shares issued and outstanding at December 31, 2005; 24,181,851 shares issued and outstanding at September 30, 2006; 24,608,654 shares issued and outstanding at March 31, 2007 (unaudited), and 43,722,876 shares issued and outstanding at March 31, 2007 pro forma (unaudited)	23	24	25	44
Additional paid-in capital	3,176	5,463	6,140	28,350
Accumulated deficit	(23,833)	(31,079)	(31,274)	(31,274)
Accumulated other comprehensive (loss) income	(36)	(11)	16	16

Total stockholders' deficit	(20,670)	(25,603)	(25,093)	(2,864)

Total liabilities, redeemable preferred stock and stockholders' deficit	$15,837	$16,020	$25,873	$25,873

The accompanying notes are an integral part of the consolidated financial statements.

BladeLogic, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Fiscal Periods
	Twelve Months Ended December 31,		Nine Months Ended September 30,	Six Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Net revenue:
License revenue	$8,498	$11,324	$16,697	$7,773		$19,359
Services revenue	3,494	7,000	7,871	4,445		7,709

Total net revenue	11,992	18,324	24,568	12,218		27,068
Cost of revenue:
Cost of license revenue	166	347	509	234		585
Cost of services revenue	1,673	3,321	3,403	1,922		3,255

Total cost of revenue	1,839	3,668	3,912	2,156		3,840

Gross profit	10,153	14,656	20,656	10,062		23,228

Operating expense:
Sales and marketing	8,044	13,318	17,258	9,238		15,499
Research and development	4,353	7,220	8,750	3,880		5,731
General and administrative	1,846	1,950	2,150	1,121		2,324

Total operating expenses	14,243	22,488	28,158	14,239		23,554

Loss from operations	(4,090)	(7,832)	(7,502)	(4,177)		(326)

Other income (expense):
Interest income	105	259	284	163		129
Interest expense	(23)	(43)	—	(13)		—
Other income (expense)	27	(146)	96	(3)		148

Total other income, net	109	70	380	147		277

Loss before provision for income taxes	(3,981)	(7,762)	(7,122)	(4,030)		(49)

Provision for income taxes	35	115	124	75		146

Net loss	(4,016)	(7,877)	(7,246)	(4,105)		(195)

Accretion of preferred stock	387	438	355	234		216

Net loss applicable to common stockholders	$(4,403)	$(8,315)	$(7,601)	$(4,339)		$(411)

Basic and diluted net loss per common share	$(0.21)	$(0.38)	$(0.33)	$(0.19)		$(0.02)

Weighted average shares used in calculation of basic and diluted net loss per common share	21,165	21,972	23,122	22,575		23,815
PRO FORMA (Note 2) (unaudited)
Net loss			$(7,246)			$(195)

Pro forma basic and diluted net loss per common share			$		$

Pro forma weighted average shares used in calculation of pro forma basic and diluted net loss per common share

The accompanying notes are an integral part of the consolidated financial statements.

BladeLogic, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK AND
STOCKHOLDERS' DEFICIT FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004 AND 2005, THE NINE MONTHS ENDED
SEPTEMBER 30, 2006, THE SIX MONTHS ENDED MARCH 31, 2007 (UNAUDITED), AND
THE SIX MONTHS ENDED MARCH 31, 2007 PRO FORMA (UNAUDITED)
(in thousands, except share and par value data)

	Redeemable Series A Preferred Stock		Redeemable Convertible Preferred Stock
					Common Stock
											Accumulated Other Comprehensive Loss
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	$0.001 Par Value	Additional Paid-in Capital	Notes Receivable from Shareholders	Deferred Stock Compensation	Accumulated Deficit		Total Stockholders' Deficit
Balance at December 31, 2003	12,000,000	$4,083	13,356,484	$9,932	21,229,120	$22	$2,781	$(298)	$(103)	$(11,940)	$—	$(9,538)
Sales of Series C redeemable convertible preferred stock, net of issuance costs of $65	—	—	3,380,281	5,935	—	—	—	—	—	—	—	—
Reversal related to unamortized portion of deferred stock compensation related to terminated employees	—	—	—	—	—	—	(1)	—	1	—	—	—
Stock-based compensation expense	—	—	—	—	(12,000)	—	(3)	—	56	—	—	53
Issuance of common stock from exercise of stock options	—	—	—	—	1,306,500	1	34	—	—	—	—	35
Vesting of restricted common stock	—	—	—	—	—	—	56	—	—	—	—	56
Repurchase and retirement of common stock	—	—	—	—	(7,500)	—	—	—	—	—	—	—
Accretion of redeemable preferred stock	—	356	—	—	—	—	(356)	—	—	—	—	(356)
Accretion of redeemable convertible preferred stock	—	—	—	31	—	—	(31)	—	—	—	—	(31)
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(27)	(27)
Net loss	—	—	—	—	—	—	—	—	—	(4,016)	—	(4,016)

Balance at December 31, 2004	12,000,000	4,439	16,736,765	15,898	22,516,120	23	2,480	(298)	(46)	(15,956)	(27)	(13,824)
Sales of Series D redeemable convertible preferred stock, net of issuance costs of $37	—	—	2,377,457	6,763	—	—	—	—	—	—	—	—
Reversal related to unamortized portion of deferred stock compensation related to terminated employees	—	—	—	—	—	—	(11)	—	11	—	—	—
Issuance of common stock from exercise of stock options	—	—	—	—	441,990	—	155	—	—	—	—	155
Issuance of restricted common stock	—	—	—	—	415,600	—	—	—	—	—	—	—
Vesting of restricted common stock	—	—	—	—	—	—	70	—	—	—	—	70
Repurchase and retirement of common stock	—	—	—	—	(78,350)	—	—	—	—	—	—	—
Accretion of redeemable preferred stock	—	388	—	—	—	—	(388)	—	—	—	—	(388)
Accretion of redeemable convertible preferred stock	—	—	—	50	—	—	(50)	—	—	—	—	(50)
Repayment of note receivable	—	—	—	—	—	—	—	13	—	—	—	13
Conversion of note receivables from full recourse notes to non-recourse notes	—	—	—	—	—	—	(353)	285	—	—	—	(68)
Stock-based compensation expense	—	—	—	—	10,457	—	1,273	—	35	—	—	1,308
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(9)	(9)
Net loss	—	—	—	—	—	—	—	—	—	(7,877)	—	(7,877)

Balance at December 31, 2005	12,000,000	4,827	19,114,222	22,711	23,305,817	23	3,176	—	—	(23,833)	(36)	(20,670)

BladeLogic, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK AND
STOCKHOLDERS' DEFICIT FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004 AND 2005, THE NINE MONTHS ENDED
SEPTEMBER 30, 2006, THE SIX MONTHS ENDED MARCH 31, 2007 (UNAUDITED), AND
THE SIX MONTHS ENDED MARCH 31, 2007 PRO FORMA (UNAUDITED)
(in thousands, except share and par value data)

	Redeemable Series A Preferred Stock		Redeemable Convertible Preferred Stock
					Common Stock
											Accumulated Other Comprehensive Loss
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	$0.001 Par Value	Additional Paid-in Capital	Notes Receivable from Shareholders	Deferred Stock Compensation	Accumulated Deficit		Total Stockholders' Deficit
Balance at December 31, 2005	12,000,000	4,827	19,114,222	22,711	23,305,817	23	3,176	—	—	(23,833)	(36)	(20,670)

Issuance of common stock from exercise of stock options	—	—	—	—	515,436	1	225	—	—	—	—	226
Issuance of restricted common stock	—	—	—	—	470,554	—	—	—	—	—	—	—
Vesting of restricted common stock	—	—	—	—	—	—	311	—	—	—	—	311
Repurchase of unvested restricted common stock	—	—	—	—	(117,816)	—	—	—	—	—	—	—
Accretion of redeemable preferred stock	—	310	—	—	—	—	(310)	—	—	—	—	(310)
Accretion of redeemable convertible preferred stock	—	—	—	45	—	—	(45)	—	—	—	—	(45)
Interest on note receivables	—	—	—	—	—	—	(24)	—	—	—	—	(24)
Stock-based compensation expense	—	—	—	—	7,860	—	2,130	—	—	—	—	2,130
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	25	25
Net loss	—	—	—	—	—	—	—	—	—	(7,246)	—	(7,246)

Balance at September 30, 2006	12,000,000	5,137	19,114,222	22,756	24,181,851	24	5,463	—	—	(31,079)	(11)	(25,603)
Issuance of common stock from exercise of stock options	—	—	—	—	185,137	—	90	—	—	—	—	90
Issuance of restricted common stock	—	—	—	—	175,000	1	—	—	—	—	—	1
Issuance of common stock	—	—	—	—	66,666	—	150	—	—	—	—	150
Vesting of restricted common stock	—	—	—	—	—	—	136	—	—	—	—	136
Accretion of redeemable preferred stock	—	195	—	—	—	—	(195)	—	—	—	—	(195)
Accretion of redeemable convertible preferred stock	—	—	—	21	—	—	(21)	—	—	—	—	(21)
Repayment of note receivable	—	—	—	—	—	—	20	—	—	—	—	20
Stock-based compensation expense	—	—	—	—	—	—	497	—	—	—	—	497
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	27	27
Net loss	—	—	—	—	—	—	—	—	—	(195)	—	(195)

Balance at March 31, 2007 (unaudited)	12,000,000	5,332	19,114,222	22,777	24,608,654	25	6,140	—	—	(31,274)	16	(25,093)
PRO FORMA (Note 2) (unaudited)
Accretion of redeemable preferred stock	—	548	—	—	—	—	(548)	—	—	—	—	(548)
Reclassification of redeemable series A preferred stock to a liability for redemption	(12,000,000)	(5,880)	—	—	—	—	—	—	—	—	—	—
Conversion of redeemable convertible preferred stock into common stock	—	—	(19,114,222)	(22,777)	19,114,222	19	22,758	—	—	—	—	22,777

Pro forma, March 31, 2007 (unaudited)	—	$—	—	$—	43,722,876	$44	$28,350	$—	$—	$(31,274)	$16	$(2,864)

The accompanying notes are an integral part of the consolidated financial statements.

BladeLogic, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Periods
	Twelve Months Ended December 31,		Nine Months Ended September 30,	Six Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Cash flows from operating activities:
Net loss	$(4,016)	$(7,877)	$(7,246)	$(4,105)	$(195)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	206	402	411	254	305
Loss on disposal of fixed assets	—	—	—	—	2
Provision for bad debt	79	(43)	9	6	19
Interest on stockholder loans	(17)	(14)	(24)	—	—
Stock-based compensation	53	1,308	2,130	341	497
Changes in operating accounts:
Accounts receivable	(353)	1,191	(3,235)	(854)	(7,652)
Prepaid expenses and other current assets	(27)	(334)	(46)	(360)	(169)
Other long-term assets	—	—	(215)	—	(73)
Accounts payable	374	130	(117)	136	(63)
Accrued employee costs	(507)	(89)	857	(514)	931
Accrued other expenses	474	185	827	229	1,083
Deferred revenue	1,788	1,375	3,169	2,908	7,256

Net cash (used in) provided by operating activities	(1,946)	(3,766)	(3,480)	(1,959)	1,941

Cash flows from investing activities:
Purchase of property and equipment	(580)	(640)	(425)	(338)	(356)

Net cash used in investing activities	(580)	(640)	(425)	(338)	(356)

Cash flows from financing activities:
Proceeds from sale of preferred stock, net of issuance costs	5,935	6,763	—	—	—
Proceeds from sale of common and restricted stock	250	487	562	566	240
Proceeds from sale leaseback transaction	135	—	—	—	—
Repayments of equipment loans and capital lease obligations	(165)	(226)	—	(119)	—
Proceeds from repayment of shareholder notes receivable	—	13	—	—	20

Net cash provided by financing activities	6,155	7,037	562	447	260

Effect of exchange rates on cash	(21)	(4)	25	(2)	74

Net increase (decrease) in cash and cash equivalents	3,608	2,627	(3,318)	(1,852)	1,919
Cash and cash equivalents at beginning of period	4,918	8,526	11,153	11,272	7,835

Cash and cash equivalents at end of period	$8,526	$11,153	$7,835	$9,420	$9,754

Supplemental disclosure of cash flow information:
Cash paid for interest	$23	$43	$—	$—	$—

Cash paid for income taxes	$—	$74	$101	$18	$96

The accompanying notes are an integral part of the consolidated financial statements.

BladeLogic, Inc.

Notes to Consolidated Financial Statements

1. Organization and Operations

        BladeLogic, Inc. (the Company) was incorporated in the State of Delaware on July 31, 2001. The Company's products and services enable organizations of any size to address the full lifecycle of data center management using one integrated solution for provisioning, change, administration and compliance across complex, distributed server and application environments. The Company's solution provides IT departments the ability to effect rapid changes within the data center in a highly precise, secure and automated manner. Specifically, the Company's products and services allow organizations to easily browse, provision, configure, patch, audit and remediate their servers and applications on an automated basis. Moreover, the Company's solution allows organizations to enforce user-defined and industry-standard configuration policies with integrated auditing and remediation capabilities, resulting in enhanced compliance and security throughout the data center. The Company's sophisticated packaging technology, coupled with a comprehensive roll-back capability, drastically reduces the time, complexity and risk associated with rolling out applications from development to production. The Company sells its products and support services through its direct sales force and, to a lesser extent, distribution partners.

        The Company is headquartered in Lexington, Massachusetts. In addition to its multiple sales offices in North America, the Company also maintains sales offices in the United Kingdom, Europe and Asia.

2. Summary of Significant Accounting Policies

        The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the consolidated financial statements.

Unaudited Interim Financial Information

        The accompanying interim consolidated balance sheet as of March 31, 2007, the consolidated statements of operations and cash flows for the six months ended March 31, 2006 and 2007, and the consolidated statements of changes in redeemable preferred stock and stockholders' deficit for the six months ended March 31, 2007 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company's financial position at March 31, 2007 and its results of operations and cash flows for the six months ended March 31, 2006 and 2007. The results for the six months ended March 31, 2007 are not necessarily indicative of the results to be expected for the fiscal year ending September 30, 2007.

Unaudited Pro Forma Presentation

        The unaudited pro forma balance sheet and the unaudited pro forma statement of stockholders' deficit as of March 31, 2007 reflect the automatic conversion upon the closing of the proposed initial public offering of the Company's common stock of all outstanding shares of redeemable convertible preferred stock into 19,114,222 shares of common stock based on the shares of redeemable convertible preferred stock outstanding at March 31, 2007. The pro forma statements also reflect the accretion to redemption value and reclassification to a current liability of the Company's redeemable series A preferred stock. The redeemable series A preferred stock will be redeemed upon the closing of the proposed initial public offering.

        The unaudited pro forma basic and diluted net loss per common share and the pro forma weighted average shares used in the calculation of basic and diluted net loss per common share eliminate accretion of the preferred stock discount and assumes conversion of all of the shares redeemable convertible preferred stock to common stock on the dates the preferred stock was issued and the issuance of a sufficient number of shares of common stock in the proposed initial public offering to fund the redemption of the redeemable series A preferred stock.

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Change in fiscal year

        In November 2005, the Company's management and the Board of Directors elected to change, effective January 1, 2006, the Company's fiscal year end from December 31 to September 30.

Management's Estimates and Uncertainties

        The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that effect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

        Significant estimates and judgments relied upon by the Company's management in preparing these financial statements include revenue recognition, allowances for doubtful accounts, stock-based compensation and the recoverability of the Company's net deferred tax assets and related valuation allowance.

        Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from the Company's estimates if these results differ from historical experience or other assumptions prove not to be substantially accurate, even if such assumptions are reasonable when made.

Cash and Cash Equivalents

        Cash equivalents consist of highly liquid investments with original maturities of 90 days or less. Cash equivalents are carried at cost, which approximates fair market value.

Financial Instruments

        Financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable. The estimated fair value of these financial instruments approximates their carrying value.

Revenue Recognition

        The Company recognizes revenue in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 97-2, Software Revenue Recognition as amended by SOP No. 98-9, Modification of SOP 97-2 With Respect to Certain Transactions, and derives revenue from software license fees, post-contract customer support, or PCS, and professional services. The Company generally sells licenses and services together as part of multiple-element arrangements. When the Company enters into a multiple-element arrangement, it uses the residual method to allocate the total fee among the elements of the arrangement. Under the residual method, license revenue is recognized upon delivery when vendor-specific objective evidence, or VSOE, of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more of the delivered elements in the arrangement. Each license arrangement requires that the Company analyze the individual elements in the transaction and estimate the fair value of each undelivered element, which typically includes PCS and professional services. License revenue consists of license fees charged for the use of our products under perpetual and term license arrangements. License revenue from a perpetual arrangement is recognized upon delivery while license revenue from a term arrangement is recognized ratably over the duration of the arrangement on a straight-line basis. If an arrangement contains the right to receive additional software products on a when-and-if available basis and VSOE of fair value does not exist for this right, the Company defers all fees from such arrangements and records revenue on a subscription basis over the term of the arrangement beginning with the delivery of the first product. Additionally, for arrangements that include customer acceptance or other material non-standard terms, we defer revenue recognition until after acceptance, and all other criteria for revenue recognition have been met.

        The Company recognizes revenue associated with software licenses and services sold through distributors, system integrators, managed service providers and value-added resellers (collectively, "resellers") upon sell through to the end user so long as all other criteria for revenue recognition have been met.

        PCS includes telephone support, bug fixes, and unspecified rights to product upgrades and enhancements, and are recognized ratably over the term of the service period, which is generally 12 months. The Company estimates the fair value of the PCS portion of an arrangement based on the price charged for PCS when sold separately. The Company sells PCS separately from any other element when customers renew PCS. In multiple-element arrangements where the Company sells maintenance for less than fair value, the Company defers the contractual price of the maintenance plus the difference between such contractual price and the fair value of maintenance. The Company makes a corresponding reduction in license revenue. Professional services include installation, basic consulting, training and reimbursable out-of-pocket expenses. The Company recognizes revenue for professional services as the services are performed. Generally, professional services relate to the implementation of the Company's software products are not deemed essential to the functionality of the software products, and therefore, services revenue is recognized separately from license revenue. The fair value of the professional services portion of the arrangement is based on the rates that the Company charges for these services when sold independently from a software license. If, in the Company's judgment, evidence of fair value cannot be established for the undelivered elements, the entire amount of revenue from the arrangement is deferred until evidence of fair value can be established, or until the elements for which evidence of fair value could not be established are delivered.

        Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is considered probable. The Company recognizes revenue based on the following:

  •
  Evidence of an arrangement.  The Company considers a non-cancelable purchase order, with terms governed by a contract, to be representative of persuasive evidence of an arrangement.

  •
  Delivery has occurred.  The Company considers delivery of the software to have occurred when a CD or other medium containing the licensed software is provided to a common carrier (FOB origin) or, in the case of electronic delivery, the customer is given electronic access to the licensed software, and no post-delivery obligations exist other than PCS and professional services. The Company considers delivery of services to occur upon performance of the contracted services.

  •
  Fees are fixed or determinable.  Generally, the Company considers all arrangements with payment terms extending beyond 90 days and other arrangements with payment terms longer than those normally provided to customers in certain geographic areas not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized upon the earlier of cash receipt or when the amount becomes due and payable. If the fee is subject to refund or concession, the Company recognizes revenue when the right to a refund or concession lapses.

  •
  Collection is deemed probable.  The Company conducts a credit review for all transactions at the inception of an arrangement to determine the creditworthiness of the customer. If the Company determines that collection is not probable, revenue is deferred and recognized upon the receipt of cash.

Product Warranties

        Substantially all of the Company's software products are covered by a standard 90 day warranty. In the event of a failure of software covered by this warranty, the Company must repair or replace the software or, if those remedies are insufficient, provide a refund. To date, the Company has not been required to record any reserve or revise any of the Company's assumptions or estimates used in determining its warranty allowance. If the historical data the Company uses to calculate the adequacy of the warranty allowance is not indicative of future requirements, a warranty reserve may be required.

Allowance for Doubtful Accounts

        The Company offsets gross trade accounts receivable with an allowance for doubtful accounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews the allowance for doubtful accounts on a regular basis, and all past due balances are reviewed individually for collectibility. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Provisions for doubtful accounts are recorded in sales and marketing expense.

        Below is a summary of the changes in the Company's allowance for doubtful accounts for the twelve months ended December 31, 2004 and 2005, for the nine months ended September 30, 2006 and the six months ended March 31, 2007.

	Balance at Beginning of Period	Provision	Write-offs	Balance at End of Period
	(in thousands)
Twelve Months Ended December 31, 2004	$21	$79	$—	$100
Twelve Months Ended December 31, 2005	100	(43)	—	57
Nine Months Ended September 30, 2006	57	36	(27)	66
Six Months Ended March 31, 2007 (unaudited)	66	19	—	85

Concentrations of Credit Risk and Off-Balance Sheet Risk

        Financial instruments that potentially expose the Company to concentrations of credit risk consist mainly of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents principally in accredited financial institutions of high credit standing. The Company routinely assesses the credit worthiness of its customers. The Company generally has not experienced any significant losses related to individual customers or groups of customers in any particular industry or area. The Company does not require collateral. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company's accounts receivable.

        The Company had one customer whose revenue individually represented 10% or more of the Company's total annual revenue as of the dates set forth below:

	Fiscal Periods
	Twelve Months Ended December 31, 2004	Twelve Months Ended December 31, 2005	Nine Months Ended September 30, 2006
Customer A	*	15%	*

*
Less than 10% of total revenue.

        The Company had certain customers whose accounts receivable balances individually represented 10% or more of the Company's total accounts receivable as of the dates set forth below:

	As of
	December 31, 2005	September 30, 2006
Customer A	20%	*
Customer B	11%	*
Customer C	*	14%
Customer D	*	12%

*
Less than 10% of total accounts receivable.

Property and Equipment

        Purchases of property and equipment are capitalized and stated at cost. Expenditures for maintenance and repairs are expensed as incurred. The Company reviews its property and equipment whenever events or changes in circumstances indicate that the carrying value of certain assets might not be recoverable.

        Depreciation is calculated on the straight-line method based on the month the asset is placed in service over the following estimated useful lives:

Estimated Useful Life
Computer hardware and software	3 years
Furniture and fixtures	3 years
Leasehold improvements	Shorter of useful life or life of lease

Research and Development Costs

        Research and development expenditures are charged to operations as incurred. Statement of Financial Accounting Standard No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed ("SFAS 86"), requires the capitalization of certain software development costs subsequent to the establishment of technology feasibility. Based on the Company's product development process, technological feasibility is established upon the completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, the Company has charged all such costs to research and development expense in the accompanying statements of operations.

Stock-Based Compensation

        As of March 31, 2007, the Company had one stock-based employee compensation plan which is more fully described in Note 9. Through December 31, 2005, the Company accounted for its stock-based awards to employees using the intrinsic value method prescribed in APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of the grant as the difference between the deemed fair value of the Company's common stock and the exercise or purchase price multiplied by the number of stock options or restricted stock awards granted.

        Through December 31, 2005, the Company accounted for stock-based compensation expense for non-employees using the fair value method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, and EITF No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods and Services, and recorded the fair value of non-employee stock options as an expense over the vesting term of the option.

        In December 2004, FASB issued SFAS No. 123(R), Share-Based Payment, which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. The Company adopted SFAS No. 123(R) effective January 1, 2006. SFAS No. 123(R) requires nonpublic companies that used the minimum value method in SFAS No. 123 for either recognition or pro forma disclosures to apply SFAS No. 123(R) using the prospective transition method. As such, the Company will continue to apply APB Opinion No. 25 in future periods to equity awards outstanding at the date of SFAS No. 123(R)'s adoption that were measured using the minimum value method. Effective with the adoption of SFAS No. 123(R), the Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted to employees. In accordance with SFAS No. 123(R), the Company will recognize the fair value of employee stock-based awards granted or modified on or after January 1, 2006 using the straight line method over the vesting period of the award.

Advertising Expense

        Advertising expense primarily includes promotional expenditures and are expensed as incurred. Amounts incurred for advertising expense were not material for the twelve months ended December 31, 2004 and 2005, the nine months ended September 30, 2006 and the six months ended March 31, 2007.

Comprehensive Loss

        SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income (loss) and its components in financial statements. Comprehensive income (loss) is defined as the change in stockholders' equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. The comprehensive loss for all periods is as follows:

	Fiscal Periods
	Twelve Months Ended December 31,		Nine Months Ended September 30,	Six Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)
Net loss	$(4,016)	$(7,877)	$(7,246)	$(4,105)	$(195)
Other comprehensive income (loss):
Currency translation adjustment	(27)	(9)	25	3	27

Total comprehensive loss	$(4,043)	$(7,886)	$(7,221)	$(4,102)	$(168)

Foreign Currency Translation

        The financial statements of the Company's foreign subsidiaries are translated from local currency into U.S. dollars using the current exchange rate at balance sheet date for assets and liabilities, and the average exchange rate prevailing during the period for revenue and expenses. The functional currency for the Company's foreign subsidiaries is considered to be the local currency for each entity and, accordingly, translation adjustments for these subsidiaries are included in accumulated other comprehensive loss within stockholders' deficit. Certain intercompany and third-party foreign currency-denominated transactions generated foreign currency remeasurement gains (losses) of $27,000, $(150,000), $101,000 and $148,000 for the twelve months ended December 31, 2004 and 2005, the nine months ended September 30, 2006 and the six months ended March 31, 2007, respectively. Such gains (losses) are included within other income (expense) within the consolidated statements of operations.

Income Taxes

        The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which is the asset and liability method for accounting and reporting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. In addition, SFAS No. 109 requires a valuation allowance against net deferred tax assets if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Net Loss Per Share

        The Company calculates net income (loss) per share in accordance with SFAS No. 128, Earnings Per Share, as clarified by EITF Issue No. 03-6, Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share. EITF Issue No. 03-6 clarifies the use of the "two-class" method of calculating earnings per share as originally prescribed in SFAS No. 128. Effective for periods beginning after March 31, 2004, EITF Issue No. 03-6 provides guidance on how to determine whether a security should be considered a "participating security" for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basic earnings per share. The Company has determined that its redeemable convertible preferred stock represents a participating security and therefore has applied the provisions of EITF Issue No. 03-6.

        Under the two-class method, basic net income (loss) per share is computed by dividing the net income (loss) applicable to common stockholders by the weighted-average number of common shares outstanding for the fiscal period. Diluted net income (loss) per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. The Company has allocated net income first to preferred stockholders equal to the accretion of a discount and dividends on the outstanding preferred stock and then to preferred and common stockholders based on ownership interests. Net losses are not allocated to preferred stockholders. Diluted net income (loss) per share is the same as basic net income (loss) per share as losses have been allocated to the common stockholders in all periods presented.

        A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share is as follows:

	Fiscal Periods
	Twelve Months Ended December 31,		Nine Months Ended September 30,	Six Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands except per share data)
Numerator:
Net loss	$(4,016)	$(7,877)	$(7,246)	$(4,105)	$(195)
Allocation of net loss:
Net income applicable to preferred stockholders	387	438	355	234	216

Net loss applicable to common stockholders	$(4,403)	$(8,315)	$(7,601)	$(4,339)	$(411)

Denominator:
Weighted average shares of common stock outstanding	21,165	21,972	23,122	22,575	23,815
Calculation of Net Loss Per Common Share:
Basic and diluted:
Net loss applicable to common stockholders	$(4,403)	$(8,315)	$(7,601)	$(4,339)	$(411)

Net loss per common share	$(0.21)	$(0.38)	$(0.33)	$(0.19)	$(0.02)

        In calculating diluted earnings per share, shares related to redeemable convertible preferred stock and outstanding stock options and warrants were excluded because they were anti-dilutive.

Recent Accounting Pronouncements

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the Board of Directors having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the adoption of SFAS No. 157 in fiscal 2008 to have a material impact on our consolidated financial position, results of operation or cash flows.

        In June 2006, the FASB published FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for us in fiscal year 2008 beginning October 1, 2007. The adoption of FIN 48 is not expected to have a material impact on our consolidated financial position, results of operation or cash flows.

        In February 2007, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. This Statement applies to all entities, including not-for-profit organizations. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended September 30, 2009. The Company is currently evaluating the impact of SFAS No. 159 on its financial statements.

3. Cash and Cash Equivalents

        Cash and cash equivalents consist of the following:

	As of
	December 31, 2005	September 30, 2006	March 31, 2007
			(unaudited)
	(in thousands)
Cash	$2,959	$1,460	$2,766
Money market funds	8,194	441	4,018
Commercial paper	—	5,934	2,970

Total cash and cash equivalents	$11,153	$7,835	$9,754

4. Property and Equipment

        Property and equipment consists of the following:

	As of
	December 31, 2005	September 30, 2006	March 31, 2007
			(unaudited)
	(in thousands)
Computer hardware and software	$1,775	$2,178	$2,469
Furniture and fixtures	74	95	132
Leasehold improvements	47	47	27

	1,896	2,320	2,628
Less accumulated depreciation	(1,028)	(1,438)	(1,698)

Property and equipment, net	$868	$882	$930

        The Company recorded depreciation expense of $206,000, $402,000, $411,000 and $305,000 for the twelve months ended December 31, 2004 and 2005, the nine months ended September 30, 2006, and the six months ended March 31, 2007, respectively. As of December 31, 2005, September 30, 2006 and March 31, 2007, the Company had no fixed assets under capital lease, as the Company repaid all capital leases in full during fiscal 2005.

5. Notes Receivable from Shareholders

        Notes receivable from shareholders represent notes assumed as part of the Company's 2001 acquisition of Network Shell, Inc. The notes receivable are collateralized by the shareholders' fully vested stock and bear interest at 5%, compounded semiannually. Two former employees and one non-executive employee are counter-parties to the notes.

        In January 2005, one of the notes was repaid. In February and August 2005, the Company amended the two remaining outstanding notes to extend the due dates to February 2006 and August 2008. As a result of these amendments, the notes have been considered non-recourse for accounting purposes and are accounted for as variable stock options under the provisions of APB 25. APB 25 requires variable stock options to be remeasured at each reporting date with any increase being recorded as compensation expense. For the twelve months ended December 31, 2005 and nine months ended September 30, 2006, the Company recorded compensation expense of $1,261,000 and $1,799,000, respectively, related to these notes.

        In September 2006, the Company modified one of the awards, amending the note to make it non-interest bearing. The Company recorded $30,000 of stock compensation expense as a result of this modification, and the note is no longer subject to variable accounting. As a result, no compensation expense for the amended award was recorded for the six months ended March 31, 2007. Stock-based compensation expense of $18,000 was recorded for the six months ended March 31, 2007 for the other outstanding note. In February 2007, one of the outstanding notes and related accrued interest was paid in full.

        As these notes are considered stock options for accounting purposes, the principal balance of the notes and the related interest receivables are not shown as outstanding on the balance sheet. Below is a summary of the amounts outstanding as of December 31, 2005, September 30, 2006 and March 31, 2007.

	As of
	December 31, 2005	September 30, 2006	March 31, 2007
			(unaudited)
	(in thousands)
Principal	$285	$270	$256
Accrued interest	67	92	87

Note receivable	$352	$362	$343

        The balance of the remaining note receivable was subsequently paid in full after March 31, 2007.

Note 6. Deferred revenues

        Deferred revenue consists of the following:

	As of
	December 31, 2005	September 30, 2006	March 31, 2007
			(unaudited)
	(in thousands)
License	$1,431	$3,267	$4,468
Services	3,680	4,830	7,414

Deferred revenue, current portion	5,111	8,097	11,882
License	321	392	2,277
Services	173	285	1,870

Deferred revenue, net of current portion	494	677	4,147	(a)

Total deferred revenue	$5,605	$8,774	$16,029

(a)
Substantially all of the long-term deferred revenue contracts will be recognized into revenue in the twelve months following March 31, 2008.

        Deferred license revenue consists of term and perpetual software license contracts subject to ratable or subscription accounting. Deferred license revenue is recognized as license revenue on a straight-line basis over the applicable PCS period.

        Deferred services revenue consists mainly of PCS contracts and to a lesser extent pre-paid professional service contracts. Services revenues are recognized as services revenue upon delivery of the service.

7. Financing Agreements

Equipment Loan

        In March 2002, the Company obtained a $500,000 equipment line of credit. The line of credit was available through December 2002 and borrowings under the line of credit were repayable through July 2005, in monthly installments of approximately $7,000, including interest at approximately 6.5%. The equipment collateralized all proceeds borrowed on the line of credit. The Company repaid the equipment loan in full during fiscal year 2005.

Capital Lease Obligation

        In June 2003, the Company entered into an equipment lease line of credit (equipment line) with a finance company. Under the terms of the equipment line, which expired in June 2004, the Company had the right to sell up to $500,000 of qualified equipment purchased by the Company to the finance company, and lease the equipment back from the financing company.

        Through 2004, the Company sold certain equipment, furniture, and fixtures to the finance company for $289,000 under three separate lease agreements. Under the lease agreements, the Company leased these assets back from the finance company. The leases were accounted for as capital leases. During 2005, the capital leases were repaid in full and the Company received title to the assets.

Line of Credit

        The Company has a secured line of credit of up to $7,500,000, subject to compliance with certain financial metrics, through June 2007. The Company has never drawn on the line thus there were no amounts ever outstanding. Interest on borrowings accrues at prime plus one-half percent and borrowings are secured by a portion of the Company's domestic accounts receivable.

8. Redeemable Preferred Stock

        As of September 30, 2006, the authorized capital stock of the Company includes 31,114,222 shares of preferred stock, $0.001 par value per share, of which 12,000,000 shares are designated Series A redeemable preferred stock (Series A Preferred Stock), 13,356,484 shares are designated Series B convertible preferred stock (Series B Preferred Stock), 3,380,281 shares are designated Series C convertible preferred stock (Series C Preferred Stock) and 2,377,457 shares are designated Series D convertible preferred stock (Series D Preferred Stock).

        In September 2001, the Company issued 12,000,000 shares of Series A Preferred Stock and 12,000,000 shares of common stock, for an aggregate cash payment of $6,000,000. The shares of the Series A Preferred Stock and common shares were recorded at their relative fair values at the date of issuance, less direct issuance costs. Net proceeds were $5,965,000.

        In May, July and December 2002, the Company issued a total of 13,262,990 shares of Series B Preferred Stock for an aggregate cash payment of approximately $10,000,000. In December 2003, the Company issued an additional 93,494 of Series B Preferred Stock for an aggregate cash payment of $70,000. The shares of the Series B Preferred Stock were recorded at their issuance price, less direct issuance costs. Net proceeds were approximately $9,835,000 and $68,000 in 2002 and 2003, respectively.

        In June 2004, the Company issued 3,380,281 shares of Series C Preferred Stock for aggregate cash payments of $6,000,000. The shares of the Series C Preferred Stock were recorded at their issuance price, less direct issuance costs. Net proceeds were $5,935,000.

        In June 2005, the Company issued 2,377,457 shares of Series D Preferred Stock for aggregate cash payments of $6,800,000. The shares of the Series D Preferred Stock were recorded at their issuance price, less direct issuance costs. Net proceeds were $6,763,000.

        The following table describes the individual series of redeemable convertible preferred stock incorporated in total into the consolidated balance sheets statement:

	Shares		Balance As of
Redeemable Convertible Preferred Stock	Authorized	Issued and Outstanding	December 31, 2005	September 30, 2006	March 31, 2007
					(unaudited)
			(dollars in thousands)
Series B	13,356,484	13,356,484	$9,969	$9,983	$9,990
Series C	3,380,281	3,380,281	5,969	5,986	5,993
Series D	2,377,457	2,377,457	6,773	6,787	6,794

Total	19,114,222	19,114,222	$22,711	$22,756	$22,777

        The rights, preferences, and privileges of the preferred stock are as follows:

Dividends

        The holders of the preferred stock shall be entitled to receive dividends, when and if declared by the Board of Directors, on an equivalent basis to those declared and paid on common shares. The Company has never declared or paid dividends.

Voting Rights

        Holders of each share of common stock and each share of the convertible preferred stock, on an as converted basis, is entitled to one vote. The holders of the Series A Preferred Stock have no voting rights other than in votes pertaining to the preferred stock only.

Conversion

        Each share of the convertible preferred stock is convertible at any time into common stock at the option of the holder into the number of shares obtained by dividing $0.7487 in the case of the Series B Preferred Stock, $1.775 in the case of the Series C Preferred Stock and $2.8602 in the case of Series D Preferred Stock by the conversion price in effect at the time of conversion. The conversion prices of $0.7487 for the Series B Preferred Stock, $1.775 for the Series C Preferred Stock and $2.8602 for the Series D Preferred Stock are subject to adjustment in the case of certain dilutive events. The convertible preferred stockholders are required to convert all of their shares into common stock at the then-effective conversion rate upon the closing of a public offering of the Company's common stock if the price per share in the offering is at least $3.75 and the aggregate proceeds are at least $20,000,000 (a "Qualified Public Offering").

Redemption

        Upon the written request of at least two-thirds of the aggregate Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock (together, the Preferred Stock) the Company is obligated to redeem one-third of the preferred shares on November 15, 2007, 2008, and 2009, respectively, in cash, for $0.49 per share of Series A Preferred Stock, $0.7487 per share of Series B Preferred Stock, $1.775 per share of Series C Preferred Stock and $2.8602 per share of Series D Preferred Stock. The Preferred Stock is being accreted to its redemption value over the term of the redemption period. The accretion of the Preferred Stock is shown as a decrease to additional paid-in capital in the statement of changes in redeemable preferred stock and stockholders' deficit.

        Upon the completion of a Qualified Public Offering, the holders of the then-outstanding Series A Preferred Stock shall receive, before any payments to the holders of common stock, $0.49 per share. The Company has not classified the Series A Preferred Stock as a liability as of December 31, 2005, September 30, 2006 and December 31, 2006 as the redemption was not probable as of such dates. If the Company completes a Qualified Public Offering, the Company will redeem the Series A Preferred Stock for $5,880,000.

Liquidation

        In the event of any liquidation, dissolution, or change of control, as defined in the Company's Certificate of Incorporation, as amended on January 9, 2007, the holders of the then outstanding Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock shall receive, before any payments to the holders of common stock, $0.49, $0.7487, $1.775 and $2.8602 per share, respectively.

9. Stockholders' Deficit

        As of September 30, 2006, the authorized capital stock of the Company also includes 51,145,666 shares of common stock, $0.001 par value per share.

Reserved Common Stock

        As of September 30, 2006 and March 31, 2007, the Company has reserved common stock for the following:

	As of
	September 30, 2006	March 31, 2007
	Number of Shares	Number of Shares
		(unaudited)
Options outstanding and available for grant under stock option plan	7,573,359	9,646,556
Conversion of preferred stock	19,114,222	19,114,222
Warrants	231,444	231,444

	26,919,025	28,992,222

Warrants to Purchase Common Stock

        Pursuant to the equipment loan entered into in March 2002, the Company issued a warrant to the lender to purchase up to 60,000 common shares at an exercise price of $0.01. The warrant expires on the earlier of the tenth anniversary of the agreement or the fifth anniversary of a Qualified Public Offering. The fair value of the warrant, $13,000, was determined on the date of issuance using the Black-Scholes option-pricing model and was charged to as interest expense.

        Pursuant to the capital lease transaction entered into in June 2003, the Company issued a warrant to the lender to purchase 37,879 common shares at an exercise price of $0.66. The warrant expires on the tenth anniversary of the agreement. The fair value of the warrant on the date of issuance using the Black-Scholes option-pricing model was nominal.

        Pursuant to the line of credit agreement entered into in July 2004, the Company issued the lender a warrant to purchase 133,565 shares of the Company's common stock at an exercise price of $0.7487. The warrant expires seven years from the date of issuance and the value of the warrant on the date of grant was nominal.

Stock Option Plan

        The Company has a stock option plan (the Plan) that provides for the issuance of up to 14,500,000 shares of common stock incentives. The Plan provides for the granting of incentive stock options (ISOs), nonqualified stock options, and stock grants. These incentives may be offered to the Company's employees, officers, directors, consultants, and advisors, as defined.

        Nonqualified options and stock grants may be issued at no less than par value per share of common stock. ISOs may be granted at no less than fair market value (FMV) on the date of grant, as determined by the Company's Board of Directors (no less than 110% of FMV on the date of grant for 10% or greater stockholders). Each option shall be exercisable at such times and subject to such terms as determined by the Board of Directors, generally four years. Prior to January 1, 2006, options granted expired within ten years of issuance. Effective January 1, 2006, new options granted expire within six years of issuance.

        The Company uses the Black-Scholes option pricing model to calculate the grant-date fair value of an award. The fair values of options granted were calculated using the following estimated weighted-average assumptions:

	Nine Months Ended September 30, 2006	Six Months Ended March 31, 2007
		(unaudited)
Options granted	2,060,150	2,172,542
Weighted-average exercise prices stock options	$1.14	$2.08
Weighted-average grant date fair-value stock options	$0.57	$0.94
Assumptions:
Weighted-average expected volatility	60%	51%
Weighted-average expected term (in years)	4.1	4.1
Risk-free interest rate	4.89%	4.72%
Expected dividend yield	—	—

        As there has been no public market for our common stock prior to this offering, we have determined the volatility for options granted in 2006 based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies for a period equal to the expected life of the option. The expected volatility for options granted during the nine months ended September 30, 2006 ranged from 55% to 64%. The expected volatility for options granted during the six months ended March 31, 2007 ranged from 48% to 55%. The expected life of options granted subsequent to the adoption of SFAS No. 123(R) has been determined utilizing the "simplified" method as prescribed by the SEC's Staff Accounting Bulletin No. 107, Share-Based Payment. The expected life of options granted during the nine months ended September 30, 2006 and six months ended March 31, 2007 was 4.1 years. For the nine months ended September 30, 2006, the risk free interest rate used ranged from 4.60% to 5.08%. For the six months ended March 31, 2007, the risk free interest rate used ranged from 4.55% to 4.77%. The risk-free interest rate is based on a zero coupon United States treasury instrument whose term is consistent with the expected life of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock; therefore, the expected dividend yield is assumed to be zero. In addition, SFAS No. 123(R) requires companies to utilize an estimated forfeiture rate when calculating the expense for the period, whereas SFAS No. 123 permitted companies to record forfeitures based on actual forfeitures, which was our historical policy under SFAS No. 123. As a result, we applied an estimated forfeiture rate, based on our historical forfeiture experience, of 4% in the nine months ended September 30, 2006 and six months ended March 31, 2007 in determining the expense recorded in our consolidated statements of operations.

        Prior to January 1, 2006, the Company granted stock options at exercise prices no less than the fair market value as determined by the Board of Directors, with input from management. The Company's Board of Directors exercised judgment in determining the estimated fair value of the Company's common stock on the date of grant based on a number of objective and subjective factors, including the Company's operating and financial performance, external market conditions affecting the Company's industry sector, an analysis of publicly-traded peer companies, the prices at which we sold shares of convertible preferred stock, the superior rights and preferences of securities senior to the Company's common stock at the time of each grant, and the likelihood of achieving a liquidity event such as an initial public offering or sale of the Company. For all stock options grants made after January 1, 2006, the Board of Directors considered the factors listed above and the Company also engaged an unrelated third party valuation specialist to prepare contemporaneous valuation reports to assist the Board of Directors with its determination of fair market value and to document the fair value of the Company's common stock for financial reporting and income tax purposes.

        In each contemporaneous valuation performed by the third-party valuation specialist, a probability-weighted combination of the guideline public company method and the discounted future cash flow method was used to estimate the aggregate enterprise value of the Company at the applicable valuation date. The guideline public company method estimates the fair market value of a company by applying to that company market multiples, in this case revenue and EBITDA multiples, of publicly traded firms in similar lines of business. The companies used for comparison under the guideline public company method were selected based on a number of factors, including but not limited to, the similarity of their industry, business model, financial risk and other factors to those of the Company's. Equal weighting has been applied to the valuations derived from the using the revenue and EBITDA multiples in determining the guideline public company fair market value estimate. The discounted future cash flow method involves applying appropriate risk-adjusted discount rates of approximately 30% to estimated debt-free cash flows, based on forecasted revenues and costs. The projections used in connection with this valuation were based on the Company's expected operating performance over the forecast period. There is inherent uncertainty in these estimates; if different discount rates or assumptions had been used, the valuation would have been different.

        In order to allocate the enterprise value determined under the guideline public company method and the discounted future cash flow method to its common stock, the Company used the probability-weighted expected return method. Under the probability-weighted expected return method, the fair market value of the common stock is estimated based upon an analysis of future values for the Company assuming various future outcomes, the timing of which is based on the plans of its board and management. Share value is based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available as well as the rights of each share class. The fair market value of the Company's common stock was estimated using a probability-weighted analysis of the present value of the returns afforded to its shareholders under each of five possible future scenarios. Four of the scenarios assume a shareholder exit, either through an initial public offering, or initial public offering, or a sale of the Company. Three of the four shareholder exit scenarios consider some form of sale of the business. The fifth scenario assumes operations continue as a private company and no exit transaction occurs. For the initial public offering scenario, the estimated future and present values for the Company's common stock was calculated using assumptions including; the expected pre-money valuation (pre-initial public offering) based on the guideline public company method discussed above; the expected dates of the future expected initial public offering; and an appropriate risk-adjusted discount rate. Combining the three sale scenarios, the estimated future and present values for the Company's common stock was calculated using assumptions including: an equal weighting of the guideline public company method and the discounted cash flow method discussed above; the expected dates of the future expected sale and an appropriate risk-adjusted discount rate. For the private company with no exit scenario, an equal weighting of the guideline public company method and the discounted cash flow method based on present day assumptions was used. Finally, the present value calculated for the Company's common stock under each scenario was probability weighted based on management's estimate of the relative occurrence of each scenario. The probability associated with the occurrence of an initial public offering was increased from 20% in January 2006 to 30% in June 2006 to 35% in September 2006 to 40% in October 2006 and then to 60% in February 2007. The combined total probability associated with the occurrence of a sale was decreased from 65% in January 2006 to 60% in June 2006 to 55% in September 2006 to 50% in October 2006 and then to 40% in February 2007. The probability of continuing operations as a private company decreased from 15% in January 2006 to 10% in June 2006 and then to 0% in February 2007. The estimated fair market value of the Company's common stock at each valuation date is equal to the sum of the probability weighted present values for each scenario.

        The Company has incorporated the fair values determined in the contemporaneous valuations into the Black-Scholes option pricing model when calculating the compensation expense to be recognized for the stock options granted during the nine months ended September 30, 2006 and six month ended March 31, 2007.

        During the nine months ended September 30, 2006 and the six months ended March 31, 2007, we granted stock-based awards, consisting of stock options and restricted stock awards with exercise or purchase prices as follows:

Grants Made During Fiscal Period Ended September 30, 2006 and Six Months Ended March 31, 2007	Number of Option and Restricted Shares Granted	Weighted- Average Exercise or Purchase Price	Weighted- Average Fair Value of Common Stock
February 7, 2006	574,500	$0.90	$0.90
March 14, 2006	84,500	0.90	0.90
May 16, 2006	512,360	0.90	0.90
June 23, 2006	757,100	1.35	1.35
June 28, 2006	103,000	0.001(1)	1.35
July 25, 2006	147,950	1.65	1.65
September 12, 2006	116,600	1.70	1.70
October 18, 2006	744,863	1.80	1.80
November 14, 2006	291,805	1.95	1.95
January 8, 2007	953,124	2.20	2.20
January 30, 2007	187,416	2.25	2.25
January 30, 2007	150,000	0.001(2)	2.25
February 27, 2007	62,000	3.80	3.80
February 27, 2007	25,000	0.001(3)	3.80

Total	4,710,218

(1)
The Company issued 103,000 shares of restricted common stock at par value to a new board member, which will vest over four years. As a result of the below fair market value grant, the Company will recognize a total stock-based compensation charge of approximately $139,000, which is being amortized on a straight line basis over the four year vesting period. For the nine months ended September 30, 2006 and the six months ended March 31, 2007, the Company recognized approximately $9,000 and $17,000, respectively in stock-based compensation expense.

(2)
The Company issued 150,000 shares of restricted common stock at par value to a new board member, which will vest over four years. As a result of the below fair market value grant, we will recognized a total stock-based compensation charge of approximately $338,000, which is being amortized on a straight line basis over the four year vesting period. For the six months ended March 31, 2007, the Company recognized approximately $14,000 in stock-based compensation expense.

(3)
The Company issued 25,000 shares of restricted common stock at par value to a board member, which will vest over four years. As a result of the below fair market value grant, we will recognize a total stock-based compensation charge of approximately $95,000, which is being amortized on a straight line basis over the four year vesting period. For the six months ended March 31, 2007, the Company recognized approximately $2,000 in stock-based compensation expense.

        A summary of the activity under the Company's stock option plan for the fiscal period ended September 30, 2006 and six months ended March 31, 2007 are presented below:

	Options Outstanding	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
				(in thousands)
Outstanding at December 31, 2005	6,041,398	$0.57
Options granted	2,060,150	1.14
Options exercised	(515,436)	0.44
Options forfeited	(7,540)	0.57
Options canceled	(718,082)	0.73

Outstanding at September 30, 2006	6,860,490	$0.74	6.45	$6,603

Options exercisable at September 30, 2006	2,007,677	$0.41	6.96	$2,592
Options vested or expected to vest at September 30, 2006(1)	6,466,542	$0.73	6.47	$6,284

(Unaudited)
Options granted	2,172,542	2.08
Options exercised	185,137	0.49
Options forfeited	22,237	0.75
Options canceled	723,861	1.04

Outstanding at March 31, 2007	8,101,797	$1.08	6.32	$22,069

Options exercisable at March 31, 2007	2,687,962	$0.50	6.42	$8,865

Options vested or expected to vest at March 31, 2007(1)	7,638,009	$1.06	6.33	$20,931

(1)
In addition to the vested options, the Company expects a portion of the unvested options to vest at some point in the future. Options expected to vest is calculated by applying the result of an estimated forfeiture rate to the unvested options.

        The total intrinsic value of options exercised (i.e. the difference between the market price at exercise and the price paid by the employee to exercise the options) during the nine months ended September 30, 2006 and six months ended March 31, 2007 was $432,000 and $403,000, respectively, and the total amount of cash received by the Company from exercise of these options was $90,000. None of the options granted after the adoption of SFAS No. 123(R) on January 1, 2006 vested during the twelve months ended December 31, 2006.

        For the twelve months ended December 31, 2004 and 2005 and the nine months ended September 30, 2006, approximately $53,000, $1,308,000 and $2,130,000 of expense was recorded in connection with stock-based awards, respectively. For the six months ended March 31, 2007, approximately $497,000 of expense was recorded in connection with stock-based awards. Unrecognized stock-based compensation expense of non-vested stock options of $2,780,000 at March 31, 2007 is expected to be recognized using the straight line method over a weighted-average period of 3.5 years. The adoption of SFAS No. 123(R) had no effect on cash flow for any period presented.

        The following table summarizes stock-based compensation expense related to employee and director stock options, employee stock purchases, and restricted stock grants for the nine months ended September 30, 2006 and the six months ended March 31, 2007 which was allocated as follows:

	Twelve Months Ended December 31, 2004	Twelve Months Ended December 31, 2005	Nine Months Ended September 30, 2006	Six Months Ended March 31, 2007
				(unaudited)
			(in thousands)
Cost of services expense	$—	$—	$5	$17
Sales and marketing expense	1	3	184	132
Research and development expense	37	1,290	1,902	134
General and administrative expense	15	15	39	214

Stock-based compensation expense included in operating expenses	$53	$1,308	$2,130	$497

General Stock Awards Shares Information

Stock Awards

        The Company's share-based compensation plan provides for awards of common stock as other stock-based incentive awards to officers, other employees and certain non-employees. The awards generally do not have any time-based or performance-based criteria and are not typically subject to forfeiture if employment terminates. The Company granted 10,457 shares of restricted common stock in twelve months ended December 31, 2005 and 7,860 shares of common stock in the nine months ended September 30, 2006. The Company recorded compensation expense of $8,000 and $7,000 in the twelve months ended December 31, 2005 and nine months ended September 30, 2006, respectively. There is no remaining unrecognized compensation expense on stock awards at March 31, 2007.

        A summary of stock award share issuances without service conditions follows:

	Shares	Weighted-Average Grant-Date Fair Value
Twelve months ended December 31, 2005:
Issued	10,457	$0.78
Nine months ended September 30, 2006:
Issued	7,860	0.90

	18,317	$0.83
Six months ended March 31, 2007 (unaudited):
Issued	66,666	$2.25

	84,983	$1.94

Non-Vested ("Restricted") Stock Awards With Service Conditions

        The Company's share-based compensation plan provides for awards of restricted shares of common stock and other stock-based incentive awards to officers, other employees and certain non-employees. Restricted stock awards can either be time-based or performance-based and are subject to forfeiture if employment terminates during the prescribed retention period. The Company is following the provisions of EITF Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25, and FASB Interpretation No. 44 (EITF 00-23) Issues 33(a) and 33(b), which governs the accounting for the purchase of restricted stock for cash when an employer has a call option that enables the employer to reacquire the shares that are subject to vesting. Under the provisions of EITF 00-23 Issues 33(a) and 33(b), the purchase is not considered substantive, and as a result, the consideration paid is considered a prepayment of the purchase price that should be recognized as a liability. Furthermore, these shares are not considered issued for accounting purposes until they vest. The Company granted 415,600 restricted shares with approximately one to four year time-based vesting in the twelve months ended December 31, 2005 and 470,554 restricted shares with four year time-based vesting in the nine months ended September 30, 2006. As of December 31, 2005, September 30, 2006 and March 31, 2007, the Company has recorded a liability for the refundable exercise price for unvested shares of $420,000, $445,000 and $309,000 in the accompanying consolidated balance sheets, respectively. Of the 470,554 restricted shares issued in the nine months ended September 30, 2006, 103,000 shares of restricted common stock were issued at par value to a new member of the Company's Board of Directors, which will vest over four years. As a result of the below fair market value grant, the Company will recognize a total stock-based compensation charge of approximately $139,000, which is being amortized on a straight line basis over the four year vesting period. On January 30, 2007 and February 27, 2007, the Company granted 150,000 and 25,000 shares of restricted common stock, respectively, that were issued at par value to a new member of the Company's Board of Directors and to an existing member of the Company's Board of Directors. The restricted common stock will vest over four years. As a result of the below market grants, the Company will recognize a stock based compensation charge of approximately $432,000, which is being recognized on a straight line basis over the four year vesting period. For the nine months ended September 30, 2006 and six months ended March 31, 2007, we recognized approximately $9,000 and $33,000, respectively, in stock-based compensation expense related to these awards. The remaining unrecognized compensation expense on unamortized restricted stock awards at March 31, 2007 was $529,000.

        A summary of restricted share transactions with service conditions follows:

	Shares	Weighted-Average Grant-Date Fair Value
Balance Outstanding at December 31, 2004	—	$—
Granted	415,600	0.80
Vested	—	—

Balance Outstanding at December 31, 2005	415,600	0.80
Granted	470,554	0.77
Vested	(312,704)	0.80

Balance Outstanding at September 30, 2006	573,450	$0.78
Granted	175,000	$2.47
Vested	(170,075)	0.80

Balance Outstanding at March 31, 2007 (unaudited)	578,375	$1.52

10. Income Taxes

        As of September 30, 2006, the Company had U.S. federal and state net operating loss (NOL) carryforwards of approximately $24,300,000 which may be used to offset future taxable income. The NOL carryforwards expire through 2026, and are subject to review and possible adjustment by the Internal Revenue Service. The Company believes that its research and development activities may qualify for a tax credit. At September 30, 2006, the Company has not calculated the amount of research and development tax credits to which it may be entitled, if any. The research and development credits would be subject to a full valuation allowance. The Internal Revenue Code contains provisions that limit the NOL and tax credit carryforwards available to be used in any given year in the event of certain changes in the ownership interests of significant stockholders.

        (Loss) income before provision for income taxes consists of the following:

	Fiscal Periods
	Twelve Months Ended December 31,		Nine-Months Ended September 30,
	2004	2005	2006
Domestic	$(4,042)	$(8,048)	$(7,457)
Foreign	61	286	335

Total	$(3,981)	$(7,762)	$(7,122)

        The Company has not provided U.S. tax or foreign withholding taxes on unremitted earnings of foreign subsidiaries, as these amounts are considered permanently invested in the foreign subsidiaries.

        The income tax provision (benefit) for the twelve months ended December 31, 2004, and 2005 and the nine months ended September 30, 2006, consisted of the following:

Fiscal Periods
	Twelve Months Ended December 31,		Nine Months Ended September 30,
	2004	2005	2006
(in thousands)
Current:
Federal	$—	$—	$—
State	—	—	—
Foreign	35	115	124

Total current	$35	$115	$124

Deferred
Federal	$—	$—	$—
State	—	—	—
Foreign	—	—	—

Total deferred	$—	$—	$—

        The income tax provision for the twelve months ended December 31, 2004, and 2005 and the nine months ended September 30, 2006 differ from the amounts computed by applying the statutory federal income tax rate to the consolidated loss before income taxes, as follows:

	Fiscal Periods
	Twelve Months Ended December 31,		Nine Months Ended September 30,
	2004	2005	2006
	(in thousands)
Expense computed at statutory rate	$(1,354)	$(2,639)	$(2,417)
Increase resulting from:
Valuation allowance	1,351	2,377	1,744
Nondeductible expenses	24	359	787
Foreign rate differential	14	18	10

Provision for income taxes	$35	$115	$124

        Significant components of the Company's net deferred tax assets and liabilities are as follows:

	As of
	December 31, 2005	September 30, 2006
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$7,706	$9,291
Accruals and allowance	67	85
Depreciation	55	49
Stock-based compensation	148	167
Deferred revenue	727	1,074

Gross deferred tax assets	8,703	10,666
Less valuation allowance	(8,703)	(10,666)

Total deferred tax assets	$—	$—

As reported:
Current deferred tax assets	67	85
Non-current deferred tax assets	8,636	10,581
Less valuation allowance	(8,703)	(10,666)

Total deferred tax assets	$—	$—

        In evaluating the ability to realize its net deferred tax assets, the Company considers all available evidence, both positive and negative, including past operating results, the existence of cumulative losses in the most recent fiscal years, tax planning strategies that are prudent, and feasible, and forecasts of future taxable income. In considering sources of future taxable income, the Company makes certain assumptions and judgments which are based on the plans and estimates used to manage the underlying business of the Company. A full valuation allowance has been recorded against the gross deferred tax assets for all periods presented since management believes that after considering a number of factors including the positive and negative evidence regarding the realization of deferred tax assets, that it is more likely than not that these assets will not be realized.

11. Commitments and Contingencies

Operating Leases

        The Company conducts its operations in leased office facilities under various noncancelable operating lease agreements that expire through September 2010. Certain of the Company's operating leases include escalating payment amounts. In accordance with SFAS No. 13, Accounting for Leases, the Company is recognizing the related rent expense on a straight-line basis over the term of the lease. Total rent expense under these leases was approximately $309,000, $702,000, $986,000 and $816,000 for the years ended December 31, 2004, and 2005, the nine months ended September 30, 2006, and the six months ended March 31, 2007.

        Future minimum lease payments under noncancelable operating leases at September 30, 2006 are as follows:

As of
Years Ending September 30:	September 30, 2006
(in thousands)
2007	$1,321
2008	1,084
2009	1,043
2010	829
2011	—

Total	$4,277

Litigation

        From time to time and in the ordinary course of business, the Company may be subject to various claims, charges, and litigation. At December 31, 2005, September 30, 2006 and March 31, 2007, the Company did not have any pending claims, charges, or litigation that it expects would have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

12. Segment Information

        SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments in annual financial statements and requires selected information of these segments be presented in interim financial reports to stockholders. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in making decisions on how to allocate resources and assess performance. The Company's chief operating decision making group, as defined under SFAS No. 131, consists of the Company's chief executive officer and president, and chief financial officer. The Company views its operations and manages its business as one operating segment.

Geographic Data

        Net sales to unaffiliated customers by geographic area were as follows:

	Fiscal Periods
	Twelve Months Ended December 31,		Nine Months Ended September 30,	Six Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)
United States	$10,106	$13,582	$18,476	$10,799	$17,927
United Kingdom	1,208	4,086	4,458	1,114	5,378
International, excluding United Kingdom	678	656	1,634	305	3,763

Total	$11,992	$18,324	$24,568	$12,218	$27,068

13. 401(k) Plan

        In 2002, the Company established a discretionary 401(k) Profit Sharing Plan that is available to all full-time employees in the month following their date of hire and who have attained the age of 18. The Company did not make any contributions to the plan during the twelve months ended December 31, 2004 and 2005, the nine months ended September 30, 2006 and six months ended March 31, 2007.

14. Subsequent Events

        On April 3, 2007, two of our executive officers, three of our employees and two of our former employees sold 640,000 shares of common stock to an unaffiliated institutional investor and 400,000 shares of common stock to an affiliate of one of the Company's redeemable convertible preferred stockholders, at $5.00 per share.

15. Quarterly Financial Data (unaudited)

        The following table presents the Company's unaudited quarterly consolidated results of operations for each of the nine quarters in the period ended March 31, 2007. The unaudited quarterly consolidated information has been prepared on the same basis as our audited consolidated financial statements. You should read the following table presenting our quarterly consolidated results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

	Three Months Ended
	Mar 31, 2005	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007
	(unaudited) (in thousands)
Total net revenue	$4,002	$4,684	$3,590	$6,048	$6,170	$7,751	$10,647	$12,790	$14,278
Total cost of revenue	777	807	1,006	1,078	1,078	1,301	1,533	1,856	1,984
Gross profit	3,225	3,877	2,584	4,970	5,092	6,450	9,114	10,934	12,294
Total operating expenses	4,776	5,167	6,578	5,967	8,272	9,469	10,417	11,119	12,435
Loss from operations	(1,551)	(1,290)	(3,994)	(997)	(3,180)	(3,019)	(1,303)	(185)	(141)
Net loss applicable to common stockholders	$(1,646)	$(1,496)	$(4,051)	$(1,122)	$(3,216)	$(3,072)	$(1,312)	$(152)	(259)
Basic and diluted net loss per share	$(0.08)	$(0.07)	$(0.18)	$(0.05)	$(0.14)	$(0.13)	$(0.06)	$(0.01)	(0.01)
Weighted average shares used in calculation of basic and diluted net loss per share	21,612	21,885	22,026	22,357	22,799	23,167	23,393	23,750	23,882

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than the underwriting discount, incurred in connection with the issuance and distribution of the common stock registered hereby. All amounts are estimated except the SEC registration fee, the NASD filing fee and the Nasdaq Global Market listing fee.

Amount To Be Paid
SEC registration fee		$2,302.50
NASD filing fee		8,000.00
Nasdaq Global Market listing fee		*
Printing and mailing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be completed by amendment

Item 14. Indemnification of Directors and Officers.

        Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

        Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

        Article VII of our Ninth Amended and Restated Certificate of Incorporation, as amended to date (the "Charter"), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to our company or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

        Article VII of the Charter further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

        Article V of our By-Laws, as amended to date (the "By-Laws"), provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director's, officer's or employee's behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, provided however, with respect to actions, suits and proceedings other than by or in the right of our company, that no indemnification shall be made under in respect of any claim, issue or matter as to which he or she has been finally adjudged by a court of competent jurisdiction to be liable to our company, unless, and only to the extent that, the Delaware Court of Chancery or another court in which such proceeding was brought has determined upon application that, despite adjudication of liability, but in view of all the circumstances of the case, he or she is fairly and reasonably entitled to indemnification for such expenses that such court deem proper. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

        In addition, Article V of the By-Laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-Laws.

        We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify each of our directors and executive officers, and other entities to the fullest extent permitted by law.

Item 15. Recent Sales of Unregistered Securities.

        Set forth below is information regarding shares of capital stock issued, warrants issued and options granted, by us within the past three years. Also included is the consideration, if any, received by us for such shares, warrants and options and information relating to the section of the Securities Act, or rules of the SEC under which exemption from registration was claimed. Certain of the transactions described below involved directors, officers and five percent stockholders. See "Certain Relationships and Related Party Transactions."

        No underwriters were involved in the following sales of securities. The securities described in paragraphs (a)(i)-(ii) and (b) below were issued to U.S. investors in reliance upon exemptions from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of our preferred stock described below represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and that they understood that the securities must be held indefinitely unless a subsequent disposition was registered under the Securities Act or exempt from registration. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from registration. The issuance of stock options and the common stock issuable upon the exercise of stock options as described in paragraph (c) below were issued pursuant to written compensatory benefit plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act.

(a)   Capital Stock

        (i)    In May 2004, we issued an aggregate of 3,380,281 shares of our Series C convertible preferred stock, which are convertible into 3,380,281 shares of our common stock, for an aggregate purchase price of $6,000,000, or $1.775 per share, to the following purchasers:

Series C Preferred Stock
Investor
MK Capital SBIC, L.P.	1,469,524
MK Capital, L.P.	220,617
The Productivity Fund IV, L.P.	813,769
The Productivity Fund IV Advisors Fund, L.P.	31,301
Bessemer Venture Partners V L.P.	48,324
Bessec Ventures V L.P.	54,493
BVE 2001 LLC	1,223
BVE 2001(Q) LLC	19,904
BIP 2001 L.P.	16,901
Battery Ventures VI, L.P.	135,211
Battery Investment Partners VI, LLC	5,634
JAFCO America Technology Fund III, L.P.	228,767
JAFCO America Technology Cayman Fund III, L.P.	208,745
JAFCO USIT Fund III, L.P.	100,964
JAFCO America Technology Affiliates Fund III, L.P.	24,904

        (ii)   In June 2005, we issued an aggregate of 2,377,457 shares of our Series D convertible preferred stock, convertible into 2,377,457 shares of our common stock, for an aggregate purchase price of $6,800,000, or $2.8602 per share, to the following purchasers:

Series D Preferred Stock
Investor
MK Capital SBIC, L.P.	911,475
MK Capital, L.P.	137,403
The Productivity Fund IV, L.P.	505,014
The Productivity Fund IV Advisors Fund, L.P.	19,425
Bessemer Venture Partners V L.P.	119,957
Bessec Ventures V L.P.	135,270
BVE 2001 LLC	3,034
BVE 2001(Q) LLC	49,410
BIP 2001 L.P.	41,955
Battery Ventures VI, L.P.	167,820
Battery Investment Partners VI, LLC	6,993
JAFCO America Technology Fund III, L.P.	113,575
JAFCO America Technology Cayman Fund III, L.P.	103,636
JAFCO USIT Fund III, L.P.	50,126
JAFCO America Technology Affiliates Fund III, L.P.	12,364

(b)   Warrant

        In connection with the July 2004 financing transaction, we issued a seven-year warrant, expiring July 22, 2011, to purchase 133,565 shares of our common stock at an exercise price of $0.7487 per share to Comerica Bank in connection with the procurement of financing from this warrant holder.

(c)   Issuances under Third Amended and Restated 2001 Stock Option and Grant Plan

        Since January 2004, we issued, under our Third Amended and Restated 2001 Stock Option and Grant Plan, an aggregate of 12,122,966 options to purchase shares of our common stock to certain of our employees, consultants and non-employee directors at exercise prices ranging from $0.01 to $5.00. Since January 2004, we have issued 2,661,211 shares of our common stock pursuant to the exercise of stock options for an aggregate consideration of $867,812.

        Since January 2004, we also issued, under our Third Amended and Restated 2001 Stock Option and Grant Plan, an aggregate of 1,151,137 shares of restricted and unrestricted common stock to certain of our employees, consultants and non-employee directors, of which 578,607 shares were unrestricted as of April 30, 2007.

Item 16. Exhibits and Financial Statement Schedules.

        (a)   Exhibits

        See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

        (b)   Financial Statement Schedules

        No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

        (a)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lexington, Commonwealth of Massachusetts, on May 15, 2007.

BLADELOGIC, INC.
By:	/s/ DEV ITTYCHERIA Dev Ittycheria President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on May 15, 2007:

Signature	Title
/s/ DEV ITTYCHERIA Dev Ittycheria	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ JOHN J. GAVIN, JR. John J. Gavin, Jr.	Chief Financial Officer (Principal Financial and Accounting Officer)
* Vijay Manwani	Senior Vice President, Chief Technology Officer and Director
* Steven C. Walske	Director
* Edwin J. Gillis	Director
* Robert P. Goodman	Director
* Peter Gyenes	Director
* R. David Tabors	Director
* Mark Terbeek	Director
*By:	/s/ DEV ITTYCHERIA Dev Ittycheria Attorney-in-fact

EXHIBIT INDEX

Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Form of Eighth Amended and Restated Certificate of Incorporation of the Registrant
3.2*	Form of Ninth Amended and Restated Certificate of Incorporation of the Registrant
3.3*	Form of By-laws of the Registrant
4.1*	Specimen Stock Certificate
4.2**	Fourth Amended and Restated Registration Rights Agreement, dated as of June 24, 2005
5.1*	Opinion of Goodwin Procter LLP
10.1**	2001 Stock Option and Grant Plan
10.2*	Form of Incentive Stock Option Agreement under the 2001 Stock Option and Grant Plan
10.3*	Form of Non-Qualified Stock Option Agreement under 2001 Stock Option and Grant Plan
10.4*	Form of Restricted Stock Agreement under the 2001 Stock Option and Grant Plan
10.5*	2007 Stock Option and Incentive Plan
10.6*	Form of Incentive Stock Option Agreement under the 2007 Stock Option and Incentive Plan
10.7*	Form of Non-Qualified Stock Option Agreement under the 2007 Stock Option and Incentive Plan
10.8*	Form of Restricted Stock Agreement under the 2007 Stock Option and Incentive Plan
10.9**	Fourth Amended and Restated Stockholders' Agreement dated as of June 24, 2005
10.10**	Employment Agreement between the Registrant and Dev Ittycheria, dated as of September 6, 2001
10.11**	Employment Agreement between the Registrant and Vijay Manwani, dated as of September 6, 2001
10.12**	Offer Letter between the Registrant and Jeffrey Liotta, dated as of June 20, 2006
10.13**	Offer Letter between the Registrant and John J. Gavin, Jr., dated as of November 26, 2006
10.14**	Offer Letter between the Registrant and John McMahon, dated as of August 24, 2005
10.15**	Separation Agreement between the Registrant and Melissa Cruz, dated as of November 9, 2006
10.16*	Form of Indemnification Agreement between the Registrant and each of its Directors and Executive Officers
10.17**	Loan and Security Agreement between the Registrant and Comerica Bank, dated as of July 22, 2004
10.18**	First Amendment to Loan and Security Agreement between the Registrant and Comerica Bank, dated as of April 26, 2006

10.19**	Lease between the Registrant and Lexington Corporate Center Associates LLC, dated as of January 10, 2006
10.20	Letter Agreement between the Registrant and Dev Ittycheria, dated as of April 5, 2007
21.1**	List of Subsidiaries
23.1	Consent of Ernst & Young LLP
23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
23.3	Consent of Orchard Partners, Inc.
24.1**	Power of Attorney

*
To be filed by amendment
**
Previously filed

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
BladeLogic, Inc. Index to Consolidated Financial Statements
BladeLogic, Inc. CONSOLIDATED BALANCE SHEETS (in thousands, except shares and par value)
BladeLogic, Inc. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)
BladeLogic, Inc. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
BladeLogic, Inc. Notes to Consolidated Financial Statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
Item 14. Indemnification of Directors and Officers.
Item 15. Recent Sales of Unregistered Securities.
Item 16. Exhibits and Financial Statement Schedules.
Item 17. Undertakings.
SIGNATURES
EXHIBIT INDEX